EXHIBIT 13.6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


Date of Report October 8, 2003

                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 2001
        ----------------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
        -----------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________________.

ITEM 5.  OTHER EVENTS

         On September 26, 2003, Perpetual Trustees Consolidated Limited (the "Trustee"), Crusade Management Limited (the "Manager"), St.George Bank Limited (as "Approved Seller", "Servicer" and "Indemnifier"), St.George Custodial Pty Limited (the "Custodian"), P.T. Limited (the "Security Trustee") and Wilmington Trust Company (the "Note Trustee") entered into the Amended Supplementary Terms Notice, attached hereto as Exhibit 4.2/A.

         Due to changes to Australian Taxation Law, amendments have needed to be made to the Crusade Trust No. 1 of 2001 Supplementary Terms Notice dated February 27, 2001. The changes do not alter the rights or entitlements of any Class of Noteholder. The changes in Taxation Law groups wholly owned subsidiaries of an entity into a single entity for tax purposes. The existing Trust structure with the beneficiary, Crusade Management Limited, a wholly owned subsidiary of St.George Bank Limited, could have come contingently liable for tax liabilities of the St.George Group. To avoid this situation, the Trust has been unitized. The existing beneficiary taking a "Residual Income Unit" and while a party external to the St.George Group being transferred a "Residual Capital Unit". By doing so, the Trust can no longer be consolidated into the St.George Group for tax purposes.

         Capitalized terms not defined herein have the meanings assigned them in the Amendment Deed Supplementary Terms Notice.


ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

         (a)  Financial Statements of Business Acquired.

                  Not Applicable.

         (b)  Pro Forma Financial Information.

                  Not Applicable.

         (c)  Exhibits.

                  EXHIBIT NO.             DOCUMENT DESCRIPTION
                  -----------             --------------------

                  4.2/A Amendment Deed Supplementary Terms Notice dated September 26, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.



                                    Crusade Management Limited,
                                    as Trust Manager for the Crusade Global
                                    Trust No. 1 of 2001
                                    --------------------------------------------
                                    (Registrant)



Dated: October 3, 2003              By:    /S/  ROGER DESMARCHELIER
                                       -----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager

                                  EXHIBIT INDEX

-----------  -------------------------------------------------------------------
EXHIBIT NO.  DOCUMENT DESCRIPTION
-----------  -------------------------------------------------------------------

4.2/A        Amendment Deed Supplementary Terms Notice dated September 26, 2003.

                                  EXHIBIT 4.2/A

                                                                  Amendment Deed
                                                      Supplementary Terms Notice






                                         PERPETUAL TRUSTEES CONSOLIDATED LIMITED
                                                                       (Trustee)

                                                      CRUSADE MANAGEMENT LIMITED
                                                                       (Manager)

                                                          ST.GEORGE BANK LIMITED
                                                               (Approved Seller)

                                                          ST.GEORGE BANK LIMITED
                                                                      (Servicer)

                                                          ST.GEORGE BANK LIMITED
                                                                   (Indemnifier)

                                                 ST.GEORGE CUSTODIAL PTY LIMITED
                                                                     (Custodian)

                                                                    P.T. LIMITED
                                                              (Security Trustee)

                                                        WILMINGTON TRUST COMPANY
                                                                  (Note Trustee)


                                              Crusade Global Trust No. 1 of 2001


                                                               The Chifley Tower
                                                                2 Chifley Square
                                                                 Sydney NSW 2000
                                                             Tel  61 2 9230 4000
                                                             Fax  61 2 9230 5333
                                                                  www.aar.com.au



                                       (C) Copyright Allens Arthur Robinson 2003

Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------



TABLE OF CONTENTS

1.       DEFINITIONS AND INTERPRETATION                                 1
         1.1      Definitions                                           1
         1.2      Interpretation                                        2

2.       AMENDMENTS                                                     2

3.       CONFIRMATION                                                   2

4.       EFFECTIVE DATE                                                 2

5.       GOVERNING LAW AND JURISDICTION                                 2

6.       COUNTERPARTS                                                   2

ANNEXURE A                                                              7



                                                                        Page (i)
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Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


DATE                                                2003
--------

PARTIES
--------
1. PERPETUAL TRUSTEES CONSOLIDATED LIMITED (ABN 81 004 029 841) of Level 7, 39 Hunter Street, Sydney, New South Wales 2000 in its capacity as trustee of Crusade Global Trust No. 1 of 2001 (TRUSTEE)

2. CRUSADE MANAGEMENT LIMITED (ABN 90 072 715 916) of 4-16 Montgomery Street, Kogarah, Sydney, New South Wales 2217 (MANAGER)

3. ST GEORGE BANK LIMITED (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (APPROVED SELLER)

4. ST GEORGE BANK LIMITED (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (SERVICER)

5. ST GEORGE BANK LIMITED (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (INDEMNIFIER)

6. ST GEORGE CUSTODIAL PTY LIMITED (ABN 87 003 347 411) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (CUSTODIAN)

7. P.T LIMITED (ABN 67 004 454 666) of Level 7, 39 Hunter Street Sydney, New South Wales 2000 (SECURITY TRUSTEE)

8. WILMINGTON TRUST COMPANY of Rodney Square North, 1100 North Market Street Wilmington Delaware 19890-0001 (NOTE TRUSTEE)


---------
RECITALS
---------

A The parties are parties to the Supplementary Terms Notice dated 11 September 2001 (the SUPPLEMENTARY TERMS NOTICE) in relation to the Crusade Global Trust No 1 of 2001 (the RELEVANT TRUST).

B The parties wish to amend the Supplementary Terms Notice in the manner set out in this deed.


1.       DEFINITIONS AND INTERPRETATION
--------------------------------------------------------------------------------
1.1      DEFINITIONS

         Words and expressions defined in the Supplementary Terms Notice have the same meaning when used in this deed unless the context otherwise requires or unless otherwise defined in this deed.

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


1.2      INTERPRETATION

         Clause 2 of the Supplementary Terms Notice applies as if incorporated in this deed and as if references to the Supplementary Terms Notice were references to this deed.


2.       AMENDMENTS
--------------------------------------------------------------------------------
         The Supplementary Terms Notice is amended to read as set out in Annexure A.


3.       CONFIRMATION
--------------------------------------------------------------------------------

         The Manager:
         (a) confirms that it has complied with clause 33 of the Master Trust Deed in respect of the amendments contemplated by this deed on the basis that the amendments to the supplementary Terms Notice made by this deed are appropriate and expedient as a consequence of amendments to the Income Tax Assessment Act 1997 (Cth) and are desirable to enable the provision of the supplementary Terms Notice to be more conveniently, advantageously and economically administered.

         (b) advises the Trustee and the Note Trustee that those amendments are appropriate as a consequence of an amendment to statute or regulation or altered requirements of a Government Agency or are otherwise desirable.


4.       EFFECTIVE DATE
--------------------------------------------------------------------------------

         This deed takes effect, and the parties agree to be bound by the Supplementary Terms Notice as amended by this deed, from the date of this deed or such other date as the parties may agree.


5.       GOVERNING LAW AND JURISDICTION
--------------------------------------------------------------------------------

         This deed is governed by the laws of New South Wales. Each of the parties submits to the non-exclusive jurisdiction of courts exercising jurisdiction there.


6.       COUNTERPARTS
--------------------------------------------------------------------------------

         This  deed  may  be  executed  in  any  number  of  counterparts.   All
         counterparts together will be taken to constitute one instrument.

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------

Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.




TRUSTEE

SIGNED SEALED AND DELIVERED for PERPETUAL
TRUSTEES CONSOLIDATED LIMITED by its attorney under power of attorney in the presence of:

----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name



MANAGER

SIGNED SEALED AND DELIVERED for CRUSADE
MANAGEMENT LIMITED by its attorney under power of attorney in the presence of:

----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


APPROVED SELLER

SIGNED SEALED AND DELIVERED for ST GEORGE
BANK LIMITED by its attorney under power of attorney in the presence of:


----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name



SERVICER

SIGNED SEALED AND DELIVERED for ST GEORGE
BANK LIMITED by its attorney under power of attorney in the presence of:


----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name




INDEMNIFIER

SIGNED SEALED AND DELIVERED for ST GEORGE
BANK LIMITED by its attorney under power of attorney in the presence of:


----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name

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CUSTODIAN

SIGNED SEALED AND DELIVERED for ST GEORGE CUSTODIAL PTY LIMITED by its attorney under power of attorney in the presence of:



----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name




SECURITY TRUSTEE

SIGNED SEALED AND DELIVERED for P.T.
LIMITED by its attorney under power of attorney in the presence of:


----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name




NOTE TRUSTEE

SIGNED SEALED AND DELIVERED for WILMINGTON
TRUST COMPANY by its attorney under power of attorney in the presence of:



----------------------------------------        --------------------------------
Witness Signature                               Attorney Signature

----------------------------------------        --------------------------------
Print Name                                      Print Name

Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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                                                                          Page 6

Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


ANNEXURE A





                                                      Supplementary Terms Notice


                                         PERPETUAL TRUSTEES CONSOLIDATED LIMITED
                                                                       (Trustee)

                                                      CRUSADE MANAGEMENT LIMITED


                                              Crusade Global Trust No. 1 of 2001






                                                          ALLENS ARTHUR ROBINSON
                                                               The Chifley Tower
                                                                2 Chifley Square
                                                                 Sydney NSW 2000
                                                                       Australia
                                                           Tel   61  2 9230 4000
                                                            Fax  61  2 9230 5333



                                       (C) Copyright Allens Arthur Robinson 2003





                                                                          Page 7
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

TABLE OF CONTENTS

ANNEXURE A                                                                                                 7

1.       INTRODUCTION                                                                                      5

2.       DEFINITIONS AND INTERPRETATION                                                                    5
         2.1      Definitions                                                                              5
         2.2      Interpretation                                                                          27
         2.3      Limitation of liability                                                                 28
         2.4      Knowledge of Trustee                                                                    29

3.       DIRECTION AND TRUST BACK                                                                         29

4.       NOTES                                                                                            29
         4.1      Conditions of Notes                                                                     29
         4.2      Summary of conditions of Notes                                                          33
         4.3      Issue of Notes                                                                          34
         4.4      Trustee's Covenant to Noteholders and the Note Trustee                                  34
         4.5      Repayment of Notes on Payment Dates                                                     34
         4.6      Final Redemption                                                                        35
         4.7      Period During Which Interest Accrues                                                    35
         4.8      Calculation of Interest                                                                 36
         4.9      Step-Up Margin                                                                          36
         4.10     Aggregate receipts                                                                      36

5.       CASHFLOW ALLOCATION METHODOLOGY                                                                  36
         5.1      Total Available Funds                                                                   38
         5.2      Excess Available Income - Reimbursement of Charge Offs and Principal Draws              39
         5.3      Excess Distribution                                                                     39
         5.4      Initial Principal Distributions                                                         40
         5.5      Principal Distributions prior to Stepdown Date                                          41
         5.6      Principal distributions after Stepdown Date                                             42
         5.7      Final Maturity Date                                                                     42
         5.8      Redraws                                                                                 43
         5.9      Determination Date - Payment Shortfall                                                  43
         5.10     Allocating Liquidation Losses                                                           44
         5.11     Insurance claims                                                                        44
         5.12     Payments before Payment Date                                                            44
         5.13     Charge Offs                                                                             45
         5.14     Payments into US$ Account                                                               45
         5.15     Payments out of US$ Account                                                             46
         5.16     Rounding of amounts                                                                     46
         5.17     Manager's Report                                                                        46
         5.18     Payment Priorities Following an Event of Default:  Security Trust Deed                  46
         5.19     Prescription                                                                            46
         5.20     Accounting Procedures:  Principal & Interest                                            46
         5.21     Replacement of Currency Swap                                                            46
         5.22     Notice of calculations                                                                  47
         5.23     Bond Factors                                                                            47


                                                                                                     Page (i)
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--------------------------------------------------------------------------------


         5.24     Loan Offset Interest                                                                    48

6.       MASTER TRUST DEED AND SERVICING AGREEMENT                                                        48
         6.1      Completion of details in relation to Master Trust Deed                                  48
         6.2      Amendments to Master Trust Deed                                                         49
         6.3      Amendments to the Servicing Agreement                                                   86

7.       CALL AND TAX REDEMPTION                                                                          87
         7.1      Call                                                                                    87
         7.2      Tax Event                                                                               87

8.       SUBSTITUTION OF PURCHASED RECEIVABLES                                                            88
         8.1      Approved Seller substitution                                                            88
         8.2      Other substitutions                                                                     88
         8.3      Selection criteria                                                                      89

9.       APPLICATION OF THRESHOLD RATE                                                                    90
         9.1      Calculation of Threshold Rate                                                           90
         9.2      Setting Threshold Rate                                                                  90
         9.3      Loan Offset Deposit Accounts                                                            90

10.      TITLE PERFECTION EVENTS 96

11.      BENEFICIARY                                                                                      90
         11.1     Acknowledgment of Units                                                                 91
         11.2     Residual Capital Unit                                                                   91
         11.3     Residual Income Unit                                                                    91
         11.4     Unit Register                                                                           92

12.      NOTE TRUSTEE                                                                                     93
         12.1     Capacity                                                                                93
         12.2     Exercise of rights                                                                      93
         12.3     Representation and warranty                                                             93
         12.4     Payments                                                                                93
         12.5     Payment to be made on Business Day                                                      93

13.      SECURITY TRUST DEED                                                                              93

14.      CUSTODIAN AGREEMENT                                                                              93

15.      MANAGER'S DIRECTIONS TO BE IN WRITING                                                            94

16.      UNDERTAKINGS BY SELLER AND SERVICER 99

17.      TAX REFORM                                                                                       94
         17.1     Taxation of trusts and consolidated groups                                              94
         17.2     Amending Bill - taxation of trusts                                                      95
         17.3     Group tax liabilities                                                                   95
         17.4     Evidence of tax sharing agreement                                                       95
         17.5     Objective                                                                               96
         17.6     Residual Income Beneficiary                                                             97

SCHEDULE 1                                                                                               101




                                                                                                   Page (ii)
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Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


SCHEDULE 2                                                                                               102
         Application for A$ Notes                                                                        102
         Crusade Global Trust No. 1 of 2001                                                              104

SCHEDULE 3                                                                                               104
         Note Acknowledgment                                                                             104
         Crusade Global Trust No.1 of 2001                                                               104

SCHEDULE 4                                                                                               106
         Note Transfer and Acceptance                                                                    106
         Crusade Global Trust No.1 of 2001                                                               106





                                                                                                  Page (iii)

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--------------------------------------------------------------------------------

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1.       INTRODUCTION
--------------------------------------------------------------------------------

         This Supplementary Terms Notice is issued on 27 February 2001 pursuant and subject to the Master Trust Deed dated 14 March 1998 (the MASTER TRUST DEED) between:

         PERPETUAL TRUSTEES CONSOLIDATED LIMITED (ABN 81 004 029 841) of Level 7, 39 Hunter Street, Sydney, New South Wales 2000 in its capacity as trustee of Crusade Global Trust No. 1 of 2001 (the TRUSTEE);

         CRUSADE MANAGEMENT LIMITED (ABN 90 072 715 916) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 as Manager (the MANAGER);

         ST.GEORGE BANK LIMITED (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 in its capacity as Servicer, Approved Seller and Indemnifier (ST.GEORGE);

         ST.GEORGE CUSTODIAL PTY LIMITED (ABN 87 003 347 411) of 4-16 Montgomery Street, Kogarah, New South Wales 2217 (the CUSTODIAN);

         P.T. LIMITED (ABN 67 004 454 666) of Level 7, 39 Hunter Street Sydney, New South Wales 2000 (the SECURITY TRUSTEE); and

         WILMINGTON TRUST COMPANY of Rodney Square North, 1100 North Market Street, Wilmington Delaware 19890-0001 (the NOTE TRUSTEE) which has agreed to act as note trustee in relation to Notes issued by the Trust under the Note Trust Deed and in accordance with this Supplementary Terms Notice.

         This Supplementary Terms Notice is issued by the Manager and applies in respect of Crusade Global Trust No. 1 of 2001.

         Each party to this Supplementary Terms Notice agrees to be bound by the Transaction Documents as amended by this Supplementary Terms Notice in the capacity set out with respect to them in this Supplementary Terms Notice or the Master Trust Deed.

         The parties agree that the Approved Seller is to be an Approved Seller for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.

         The parties agree that the Servicer is to be a Servicer for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.

         The parties agree that the Custodian is to be a Custodian for the purposes of the Master Trust Deed, this Supplementary Terms Notice and the other Transaction Documents for the Trust.


2.       DEFINITIONS AND INTERPRETATION
--------------------------------------------------------------------------------
2.1      DEFINITIONS

         Unless otherwise defined in this Supplementary Terms Notice, words and phrases defined in the Master Trust Deed have the same meaning where used in this Supplementary Terms Notice.

         In this Supplementary Terms Notice, and for the purposes of the definitions in the Master Trust Deed, the following terms have the following meanings unless the contrary intention appears. These

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


         definitions apply only in relation to the Crusade Global Trust No. 1 of 2001, and do not apply to any other Trust (as defined in the Master Trust Deed).

         A$ CLASS A INTEREST AMOUNT means, for any Quarterly Payment Date in relation to a Confirmation for US$ Notes, the amount in Australian dollars which is calculated:

         (a) on a daily basis at AUD-BBR-BBSW, as defined in the ISDA Definitions, as at the first day of the Interest Period ending on (but excluding) that Payment Date with a designated maturity of 90 days (or, in the case of the first Interest Period, the rate will be determined by linear interpolation calculated by reference to the duration of that first Interest Period) plus the relevant Spread;

         (b) on the A$ Equivalent of the aggregate of the Invested Amount of those Class A Notes as at the first day of the Interest Period ending on (but excluding) that Payment Date; and

         (c) on the basis of the actual number of days in that Interest Period and a year of 365 days.

         A$ EQUIVALENT means:

         (a) in relation to an amount denominated or to be denominated in US$, the amount converted to (and denominated in) A$ at the A$ Exchange Rate; or

         (b) in relation to an amount denominated or to be denominated in A$, the amount of A$.

         A$ EXCHANGE RATE means, on any date, the rate of exchange (set as at the commencement of a Currency Swap) applicable under that Currency Swap for the exchange of United States dollars for Australian dollars.

         A$ NOTEHOLDER means a Noteholder of an A$ Note.

         A$ NOTE means a Class A-3 Note, a Class B Note or a Class C Note.

         ACCRUED INTEREST ADJUSTMENT means, in relation to the Approved Seller, all interest and fees accrued on the Purchased Receivables purchased from the Approved Seller up to (but excluding) the Closing Date which are unpaid as at the close of business on the Closing Date.

         AMENDMENT DEED means the Amendment Deed Supplementary Terms Notice of that name dated on or about 30 September 2003 between the parties to this Supplementary Terms Notice.

         AGENCY AGREEMENT means the Agency Agreement dated on or about the date of this Deed between the Trustee, the Manager, the Note Trustee, the Principal Paying Agent, the other Paying Agents, the Note Registrar and the Calculation Agent.

         ARREARS subsist in relation to a Receivable at any time if, at that time, the principal outstanding under that Receivable is greater than the scheduled principal balance for that Receivable.

         ARREARS PERCENTAGE means, for any Payment Date:

         (a) the aggregate Unpaid Balance of all Purchased Receivables which are in Arrears by 60 consecutive days or more as at the end of the Collection Period immediately preceding that Payment Date;

         divided by

         (b) the aggregate Unpaid Balance of all Purchased Receivables as at the end of the Collection Period immediately preceding that Payment Date,

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         expressed as a percentage.

         ASSET has the meaning in the Master Trust Deed and includes any Loan or any Mortgage specified in a Sale Notice or any Mortgage, Related Security or other rights with respect thereto which is acquired by the Trustee for the Trust, or any Authorised Investment acquired by the Trustee.

         AUTHORISED SIGNATORY means:

         (a) in relation to the Note Trustee, any duly authorised officer of the Note Trustee and any other duly authorised person of the Note Trustee;

         (b) in relation to the Principal Paying Agent, any duly authorised officer of the Principal Paying Agent and any other duly authorised person of the Principal Paying Agent; and

         (c) in relation to the Calculation Agent, any duly authorised officer of the Calculation Agent and any other duly authorised person of the Calculation Agent.

         AVAILABLE INCOME means, in relation to the Trust for any Monthly Collection Period, the total of the following:

         (a) the Finance Charge Collections for the Trust for that Monthly Collection Period; plus

         (b)      to the extent not included in paragraph (a):

                  (i) any amount received by or on behalf of the Trustee in relation to that Monthly Collection Period on or by the Monthly Payment Date immediately following the end of that Monthly Collection Period with respect to net receipts under any Interest Hedge;

                  (ii) any interest income received by or on behalf of the Trustee during that Monthly Collection Period in respect of moneys credited to the Collection Account in relation to the Trust;

                  (iii) amounts in the nature of interest otherwise paid by the Approved Seller, the Servicer or the Manager to the Trustee in respect of Collections held by it;

                  (iv) all other amounts received by or on behalf of the Trustee in respect of the Assets in the nature of income; and

                  (v) all amounts received by or on behalf of the Trustee in the nature of income during that Monthly
                           Collection Period from any provider of a Support Facility (other than a Redraw Facility Agreement) under that Support Facility and which the Manager determines should be accounted for in respect of a Finance Charge Loss, but  excluding  interest  credited  to a  Support  Facility  Collateral
         Account.

         Available Income, for any Quarterly Collection Period, means the total of the above amounts for the three Monthly Collection Periods that comprise that Quarterly Collection Period.

         BANK means:

         (a) for the purposes of paragraph (a) of the definition of BUSINESS DAY and the definition of US$ ACCOUNT::

                  (i)      a corporation  authorised  under the Banking Act 1959
                           (Cth)  to  carry  on  general  banking   business  in
                           Australia or a corporation formed or incorporated under an
                                                                          Page 7
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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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                           Act of the  Parliament of an Australian  Jurisdiction
                           to carry on the general business of banking;

                  (ii) a person authorised under the Banking Act 1987 (UK) to carry on a deposit taking business; or

                  (iii) a banking institution or trust company organised or doing business under the laws of the United States of America or any of its states; and


         (b) in any other case, a corporation authorised under the Banking Act 1959 (Cth) to carry on general banking business in Australia or a corporation formed or incorporated under an Act of the Parliament of an Australian Jurisdiction to carry on the general business of banking.

         BASIS SWAP means, in relation to the master interest rate swap agreement dated on or about the date of this Supplementary Terms Notice made between the Trustee in its capacity as trustee of the Trust, the Manager, St.George as principal floating rate payer and Credit Suisse First Boston International as standby floating rate payer, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement in relation to the interest rate risk arising from a Floating Rate Loan.

         BBSW REFERENCE BANK means any financial institution authorised to quote on the Reuters Screen BBSW Page.

         BENEFICIARY means, in relation to the Trust, the Manager.

         BOND FACTOR means a Class A Bond Factor, a Class B Bond Factor or a Class C Bond Factor.

         BOOK-ENTRY NOTE means a book-entry note issued or to be issued by the Trustee in registered form under clause 3.1 of the Note Trust Deed representing Class A-1 Notes or Class A-2 Notes substantially in the form of schedule 1 to the Note Trust Deed.

         BREAK PAYMENT means any amount owed by an Obligor under a Fixed Rate Loan and which amount is owed following payment by that Obligor of any principal before the due date for that principal, in accordance with the terms of the relevant Receivable Agreement (and includes an amount owed by the Mortgage Insurer with respect to the obligation of an Obligor to pay any such amount).

         BUSINESS DAY means:

         (a) in relation to the Note Trust Deed, the Agency Agreement, any US$ Note, (including any Condition) and any payment of US$ under a Currency Swap, any day, other than a Saturday, Sunday or public holiday, on which Banks are open for business in London, Sydney, and New York, or as otherwise specified in the relevant Condition; and

         (b) in relation to any A$ Notes, any other Transaction Document and any payments of A$, any day, other than a Saturday, Sunday or public holiday, on which Banks are open for business in London, Sydney and New York;

         CALCULATION AGENT means Deutsche Bank Trust Company America (as successor to) Bankers Trust Company.

         CARRYOVER CHARGE OFF means, in relation to the Trust at any time, a Carryover Class A Charge Off, or a Carryover Class B Charge Off, a Carryover Class C Charge Off or a Carryover Redraw Charge Off.
                                                                        Page 8
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Amendment Deed
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         CARRYOVER  CLASS A CHARGE OFF  means,  on any  Quarterly  Determination
         Date, in relation to a Class A Note, the aggregate of Class A Charge Offs in relation to that Class A Note prior to that Quarterly Determination Date and which have not been reinstated under clause 5.2(a)(ii)(A) or 5.2(a)(ii)(B).

         CARRYOVER CLASS B CHARGE OFF means, on any Quarterly Determination Date, in relation to a Class B Note, the aggregate of Class B Charge Offs prior to that Quarterly Determination Date and which have not been reinstated under clause 5.2(a)(iv).

         CARRYOVER CLASS C CHARGE OFF means, on any Quarterly Determination Date, in relation to a Class C Note, the aggregate of Class C Charge Offs prior to that Quarterly Determination Date and which have not been reinstated under clause 5.2(a)(v).

         CARRYOVER REDRAW CHARGE OFF means, on any Quarterly Determination Date, the aggregate of Redraw Charge Offs prior to that Quarterly
         Determination Date and which have not been repaid under clause 5.2(a)(ii)(C).

         CLASS where used in relation to the Notes, means each class constituted by the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class B Notes and the Class C Notes and where used in relation to Noteholders means the holders of Notes in the relevant Class or Classes of Notes.

         CLASS A BOND FACTOR means, in relation to a Quarterly Determination Date for a Class of Class A Notes, the aggregate of the Invested Amounts for that Class of Class A Notes for that Quarterly Determination Date, less all Class A Principal Payments to be made on the next Quarterly Payment Date divided by the aggregate Class A Initial Invested Amounts for that Class of Class A Notes expressed to seven decimal places.

         CLASS A CHARGE OFF means, in relation to a Class A Note, the amount of any reduction in the Class A Stated Amount for that Note under clause 5.13(c)(i).

         CLASS A INITIAL INVESTED AMOUNT means, in relation to any Class A Note, the Initial Invested Amount of that Class A Note.

         CLASS A INTEREST means in relation to a Class A Note, all interest accrued on that Class A Note in respect of an Interest Period in accordance with clause 4.8.

         CLASS A NOTE means a Class A-1 Note, Class A-2 Note or Class A-3 Note.

         CLASS A-1 NOTE means a Note issued as a Class A-1 Note by the Trustee with the characteristics of a Class A-1 Note under this Supplementary Terms Notice and includes any relevant Book-Entry Note (or any part or interest in) and any relevant Definitive Note.

         CLASS A-1 PROPORTION means, on any date, the aggregate Invested Amount of all Class A-1 Notes at that date divided by the aggregate Invested Amount of all Class A Notes.

         CLASS A-2 NOTE means a Note issued as a Class A-2 Note by the Trustee with the characteristics of a Class A-2 Note under this Supplementary Terms Notice and includes any relevant Book-Entry Note (or any part or interest in) and any relevant Definitive Note.

         CLASS A-2 PROPORTION means, on any date, the aggregate Invested Amount of all Class A-2 Notes at that date divided by the aggregate Invested Amount of all Class A Notes.

         CLASS A-3 NOTE means a Note issued as a Class A-3 Note by the Trustee with the characteristics of a Class A-3 Note under this Supplementary Terms Notice.
                                                                        Page 9
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Amendment Deed
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         CLASS A-3 NOTEHOLDER means a Noteholder of a Class A-3 Note.

         CLASS A-3 PROPORTION means, on any date, the aggregate Invested Amount of all Class A-3 Notes at that date divided by the aggregate Invested Amount of all Class A Notes.

         CLASS A NOTEHOLDER means a Noteholder of a Class A Note.

         CLASS A PRINCIPAL DISTRIBUTION AMOUNT means, on any Payment Date, an amount equal to the lesser of:

         (a)      the Principal  Collections  remaining for distribution on that
                  Payment   Date  after   payment  of  the   Initial   Principal
                  Distribution; and

         (b)      the greater of:

                  (i) the A$ Equivalent of the aggregate Invested Amount of the Class A Notes at the beginning of the Collection Period ending immediately before that Payment Date minus the product of:

                          (A)      95.74%; and

                          (B) the aggregate Unpaid Balance of the Purchased Receivables housing loans as of the last day of that Collection Period; and

                  (ii) zero.

         CLASS A PRINCIPAL PAYMENT means each payment to the US$ Noteholders under clause 5.15, following a payment under clauses 5.5(b), 5.5(c), 5.6(b)(i) or 5.6(b)(ii) or each payment to Class A-3 Noteholders under clauses 5.5(d) or 5.6(b)(ii).

         CLASS A STATED AMOUNT means, on a Quarterly Determination Date and in relation to a Class A Note, an amount equal to:

         (a)      the Class A Initial Invested Amount for that Note; less

         (b) the aggregate of all Class A Principal Payments made before that Determination Date with respect to that Class A Note; less

         (c) Carryover Class A Charge Offs (if any) made in relation to that Class A Note; less

         (d) Class A Principal Payments (if any) to be made in relation to that Class A Note on the next Payment Date; less

         (e) Class A Charge Offs (if any) to be made in relation to that Class A Note on the next Payment Date; plus

         (f) the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class A Note under clause 5.2(a)(ii) on that Determination Date.

         CLASS B BOND FACTOR means, on a Quarterly Determination Date, the aggregate of the Invested Amounts for all Class B Notes for that Quarterly Determination Date less all Class B Principal Payments to be made on the next Quarterly Payment Date divided by the aggregate Class B Initial Invested Amounts for all Class B Notes expressed to seven decimal places.

         CLASS B CHARGE OFF means, in relation to a Class B Note, the amount of any reduction in the Class B Stated Amount for that Note under clause 5.13(b).
                                                                        Page 10
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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------

         CLASS B INITIAL INVESTED AMOUNT means, in relation to any Class B Note, the Initial Invested Amount of that Class B Note.

         CLASS B INTEREST means, in relation to a Class B Note, all interest accrued on that Class B Notes in respect of an Interest Period in accordance with clause 4.8.

         CLASS B NOTE means a Note issued as a Class B Note by the Trustee with the characteristics of a Class B Note under this Supplementary Terms Notice.

         CLASS B NOTEHOLDER means a Noteholder of a Class B Note.

         CLASS B PRINCIPAL DISTRIBUTION AMOUNT means, on any Payment Date, an amount equal to the lesser of:

         (a) the Principal Collections remaining for distribution on that Payment Date after payment of the Initial Principal Distributions and the Class A Principal Distribution Amount; and

         (b)      the greater of:

                  (i) the aggregate Invested Amount on the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount on that Payment Date) plus the aggregate Invested Amount of the Class B Notes at the beginning of the Collection Period ending immediately before that Payment Date minus the product of:

                           (A)      99.50% and

                           (B)      the   aggregate   Unpaid   Balance   of  the
                                    Purchased Receivables as of the last day of that Collection Period; and

                  (ii) zero.

         CLASS B PRINCIPAL PAYMENT means each payment to the Class B Noteholders under clauses 5.5(e) or 5.6(c).

         CLASS B STATED AMOUNT means, on a Quarterly Determination Date and in relation to a Class B Note, an amount equal to:


         (a)      the Class B Initial Invested Amount for that Note; less

         (b) the aggregate of all Class B Principal Payments made before that Determination Date with respect to that Class B Note; less

         (c) Carryover Class B Charge Offs (if any) made in relation to that Class B Note; less

         (d) Class B Principal Payments (if any) to be made in relation to that Class B Note on the next Payment Date; less

         (e) Class B Charge Offs (if any) to be made in relation to that Class B Note on the next Payment Date; plus

         (f) the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class B Note under clause 5.2(a)(iv) on that Determination Date.

         CLASS C BOND FACTOR means, on a Quarterly Determination Date, the aggregate of the Invested Amounts for all Class C Notes for that Quarterly Determination Date less all Class C Principal

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------

         Payments to be made on the next Quarterly Payment Date divided by the aggregate Class C Initial Invested Amounts for all Class C Notes expressed to seven decimal places.

         CLASS C CHARGE OFF means, in relation to a Class C Note, the amount of any reduction in the Class C Stated Amount for that Note under clause 5.13(a).

         CLASS C INITIAL INVESTED AMOUNT means, in relation to any Class C Note, the Initial Invested Amount of that Class C Note.

         CLASS C INTEREST means in relation to a Class C Note all interest accrued on that Class C Note in respect of an Interest Period in accordance with clause 4.8.

         CLASS C NOTE means a Note issued as a Class C Note by the Trustee with the characteristics of a Class C Note under this Supplementary Terms Notice.

         CLASS C NOTEHOLDER means a Noteholder of a Class C Note.

         CLASS C PRINCIPAL DISTRIBUTION AMOUNT means, on any Payment Date, an amount equal to the lesser of:

         (a) the Principal Collections remaining for distribution on that Payment Date after payment of the Initial Principal Distributions, the Class A Principal Distribution Amount and the Class B Principal Distribution Amount; and

         (b)      the greater of:

                  (i) the aggregate Invested Amount of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount on that Payment Date) plus the aggregate Invested Amount of the Class B Notes (after taking into account the payment of the Class B Principal Distribution Amount on that Payment
                          Date) plus the aggregate Invested Amount of the Class C Notes at the beginning of the Collection Period ending immediately before that Payment Date minus the product of:

                          (A)      100.00%; and

                          (B) the aggregate Unpaid Balance of the Purchased Receivables as of the last day of that Collection Period; and

                  (ii) zero.

         CLASS C PRINCIPAL PAYMENT means each payment to the Class C Noteholders under clause 5.5(f) or 5.6(d).

         CLASS C STATED AMOUNT means, on a Quarterly Determination Date and in relation to a Class C Note, an amount equal to:

         (a)      the Class C Initial Invested Amount for that Note; less

         (b) the aggregate of all Class C Principal Payments made before that Determination Date with respect to that Class C Note; less

         (c) Carryover Class C Charge Offs (if any) made in relation to that Class C Note; less

         (d) Class C Principal Payments (if any) to be made in relation to that Class C Note on the next Payment Date; less

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------

         (e) Class C Charge Offs (if any) to be made in relation to that Class C Note on the next Payment Date; plus

         (f) the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class C Note under clause 5.2(a)(v) on that Determination Date.

         CLEARING AGENCY means an organisation registered as a CLEARING AGENCY pursuant to Section 17A of the Exchange Act appointed by the Manager and the Trustee to hold Notes (directly or through a Common Depository), and initially means DTC.

         CLOSING DATE means, in relation to the Trust, 28 February 2001 or such later date as may be agreed between the Trustee and the Note Manager.

         COLLECTION ACCOUNT means, in relation to the Trust, the Australian dollar account number 8371 56971 BSB 012--003 with Australia and New Zealand Banking Group (ABN 11 005 357 522), at its office at Cnr Pitt and Hunter Streets, Sydney or any other account opened under clause 13 of this Supplementary Terms Notice or clause 21 of the Master Trust Deed and maintained by the Trustee with an Approved Bank, under clause 21 of the Master Trust Deed.

         COLLECTION PERIOD means a Monthly Collection Period or a Quarterly Collection Period.

         COLLECTIONS means, in relation to the Trust for a period, Finance Charge Collections and Principal Collections for that period.

         COMMON DEPOSITORY means Cede & Co, as depository for DTC, or any other common depository for DTC or any Clearing Agency appointed from time to time to hold any Book-Entry Note.

         CONDITIONS means the Conditions for the US$ Notes in the form set out in schedule 3 to the Note Trust Deed (but, so long as the US$ Notes are represented by Book-Entry Notes, with the deletion of any provisions which are applicable only to the Definitive Notes), as the same may from time to time be modified in accordance with this Supplementary Terms Notice and the Note Trust Deed. Any reference in this Supplementary Terms Notice to a particular numbered Condition shall be construed accordingly.

         CONFIRMATION means, in respect of the Currency Swap, any Confirmation (as defined in the Currency Swap).

         CSFB means Credit Suisse First Boston Corporation.

         CURRENCY  SWAP  means,  in  relation  to the master  interest  rate and currency exchange agreement dated on or about the date of this Supplementary Terms Notice between the Trustee in its capacity as trustee of the Trust, the Manager, Credit Suisse First Boston International as principal currency swap provider and the Standby Currency Swap Provider as standby currency swap provider, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement under which the principal or standby (as the case may be) swap provider, agrees to pay certain amounts in US$ to the Trustee in exchange for certain amounts in A$ or any other Hedge Agreement on similar terms which, if entered into, will not result in the downgrading of, or withdrawal of the ratings for, any Notes.

         CUSTODIAN AGREEMENT means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Custodian.

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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
--------------------------------------------------------------------------------


         CUSTODIAN FEE means the fee payable under clause 6.1(d) of this Supplementary Terms Notice and CLAUSE 6.1 of the Custodian Agreement.

         CUT-OFF DATE means, in respect of each Receivable and Receivable Security, close of business, 16 February 2001.

         DEFINITIVE NOTE means a note in definitive form (whether bearer or registered) issued or to be issued in respect of any US$ Note under, and in the circumstances specified in, clause 3.3 of the Note Trust Deed, and includes any replacement for a Definitive Note issued under Condition 11.

         DESIGNATED RATING AGENCY means S&P, Moody's or Fitch.

         DETERMINATION DATE means a Monthly Determination Date or a Quarterly Determination Date.

         DTC means the Depository Trust Company.

         EFFECTIVE DATE means the date of the Amendment Deed.

         ELIGIBILITY CRITERIA means the criteria set out in the schedule to this Supplementary Terms Notice, subject to the Trustee and Manager receiving confirmation from the Designated Rating Agencies that the criteria will not adversely affect the Rating.

         ENFORCEMENT EXPENSES means the costs and expenses incurred by the Approved Seller or the Servicer in connection with the enforcement of any Purchased Receivables or the related Receivable Rights referred to in clause 6.2(a) of the Servicing Agreement.

         EXCESS AVAILABLE INCOME means, for a Quarterly Collection Period, the amount (if any) by which the Total Available Funds for the Quarterly Collection Period exceeds the Total Payments for the Quarterly Collection Period.

         EXCESS  DISTRIBUTION  means,  in  relation  to a  Quarterly  Collection
         Period, the amount (if any) by which the Excess Available Income for that Quarterly Collection Period exceeds the amounts applied under clause 5.2 on each Determination Date relating to that Quarterly Collection Period.

         EXCHANGE ACT means the United States Securities Exchange Act of 1934.

         FINAL MATURITY DATE means the date specified in clause 4.2(i).

         FINANCE CHARGE COLLECTIONS means, for a Monthly Collection Period, the aggregate of:


         (a) the aggregate of all amounts received by or on behalf of the Trustee during that Monthly Collection Period in respect of interest, fees and other amounts in the nature of income payable under or in respect of the Purchased Receivables and the related Receivable Rights, to the extent not included within any other paragraph of this definition, including:

                  (i)      any Liquidation Proceeds on account of interest;

                  (ii) any payments by the Approved Seller to the Trustee on the repurchase of a Purchased Receivable under the Master Trust Deed during that Monthly Collection Period which are attributable to interest;

                  (iii) any Break Payments received during that Monthly Collection Period;

                  (iv) any amount received by the Trustee from the Approved Seller under clause 5.24 with respect to that Monthly Collection Period attributable to interest; and

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Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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                  (v)      any interest on  Collections  payable by the Approved
                           Seller under clause 5.2(b)(ii) of the Servicing Agreement (as amended by this Supplementary Terms Notice).

         (b) all amounts in respect of interest, fees and other amounts in the nature of income, received by or on behalf of the Trustee during that Monthly Collection Period including:

                  (i) from the Approved Seller, in respect of any breach of a representation, warranty or undertaking contained in the Master Trust Deed or this Supplementary Terms Notice;

                  (ii) from the Approved Seller under any obligation under the Master Trust Deed or this Supplementary Terms Notice to indemnify or reimburse the Trustee for any amount;

                  (iii) from the Servicer in respect of any breach of a representation, warranty or undertaking contained in the Servicing Agreement;

                  (iv) from the Servicer under any obligation under the Servicing Agreement to indemnify or reimburse the Trustee for any amount;

                  (v) from the Custodian in respect of any breach of a representation, warranty or undertaking contained in the Custodian Agreement;

                  (vi) from the Custodian under any obligation under the Custodian Agreement to indemnify or reimburse the Trustee for any amount;

                  (vii) from the Indemnifier under the Indemnity in respect of any losses arising from a breach by the Custodian of its obligations under the Custodian Agreement;

                  (viii) from the Trustee in its personal capacity in respect of any breach of a representation, warranty or undertaking in respect of which it is not entitled to be indemnified out of the Assets of the Trust, or any indemnity from the Trustee in its personal capacity contained in the Transaction Documents; and

                  (ix) from the Manager in respect of any breach of a representation, warranty or undertaking of the Manager in respect of a breach of which it is not entitled to be indemnified out of the Assets of the Trust, or any indemnity from the Manager, contained in the Transaction Documents, in each case which are determined by the Manager to be in respect of interest, fees and other amounts in the nature of income payable under the Purchased Receivables and the related Receivable Rights; and

         (c) Recoveries in the nature of income received by or on behalf of the Trustee during that Monthly Collection Period;

         less:

         (d) the Government Charges collected by or on behalf of the Trustee for that Monthly Collection Period; and

         (e) the aggregate of all bank fees and charges due to the Servicer or the Approved Seller as agreed by them and consented to by the Trustee (that consent not to be unreasonably

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Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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                  withheld)from  time  to time  and  collected  by the  Approved
                  Seller or the Servicer during that Monthly Collection Period.

         For a Quarterly Collection Period, it means the aggregate of those amounts relating to the three Monthly Collection Periods that comprise that Quarterly Collection Period.

         FINANCE CHARGE LOSS means, for a Quarterly Collection Period, the amount of any Liquidation Loss referred to in clause 5.10(a).

         FIXED RATE LOAN means, at any time, any Purchased Receivable which bears a fixed rate of interest at that time.

         FLOATING RATE LOAN means, at any time, any Purchased Receivable which bears a variable rate set, as permitted by the relevant Receivable Agreement, at the discretion of the Approved Seller.

         GOVERNMENT CHARGES means, for any Collection Period, the aggregate of all amounts collected by the Servicer or the Approved Seller in that Collection Period in respect of the Purchased Receivables and the related Receivable Rights representing financial institutions duty, bank accounts debit tax or similar Taxes.

         HEDGE AGREEMENT in relation to the Trust includes any Interest Hedge and the Currency Swap.

         HOUSING LOAN PRINCIPAL means, in relation to a Purchased Receivable, the principal amount of that Purchased Receivable from time to time.

         INCOME DISTRIBUTION DATE means, for the purposes of the Master Trust Deed, each Payment Date.

         INDEMNIFIER means St.George.

         INDEMNITY means the deed of indemnity between the Trustee, the Indemnifier, the Manager and the Custodian dated on or about the date of this Supplementary Terms Notice.

         INFORMATION MEMORANDUM means the Prospectus relating to the Trust and the US$ Notes and the Information Memorandum dated on or about the date of this Supplementary Terms Notice relating to the Trust and the A$ Notes.

         INITIAL INVESTED AMOUNT means, in respect of a Note, the amount stated as the Initial Invested Amount for that Note in clause 4.2(e).

         INITIAL PRINCIPAL DISTRIBUTION means any distribution of Principal Collections in accordance with clause 5.4(c).

         INTEREST means Class A Interest, Class B Interest or Class C Interest.

         INTEREST HEDGE means the Basis Swap or an Interest Rate Swap.

         INTEREST PAYMENT DATE means, for the purposes of the Master Trust Deed, each Quarterly Payment Date.

         INTEREST PERIOD means:

         (a) in relation to the first Interest Period of a Note, the period commencing on (and including) the Closing Date and ending on (but excluding) the first Quarterly Payment Date; and

         (b) in relation to the final Interest Period, the period commencing on (and including) the Quarterly Payment Date prior to the day on which all amounts due on such Notes are redeemed in full in accordance with the Transaction Documents and ending on (but


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                   excluding)  such day;  provided  that if the Stated Amount of any Note on the due date for redemption is not zero and payment of principal due is improperly withheld or refused, the final Interest Period shall end on the day on which:

                  (i) the monies in respect of that Note have been received by the Note Trustee or the Principal Paying Agent and notice to that effect has been given in accordance with the relevant Condition; or

                  (ii) the Stated Amount of that Note has been reduced to zero provided that Interest shall thereafter begin to accrue from (and including) any date on which the Stated Amount of that Note becomes greater than zero; and

         (c) in relation to each other Interest Period, each period commencing on (and including) a Quarterly Payment Date and ending on (but excluding) the next Quarterly Payment Date.

         INTEREST RATE means, in relation to:

         (a) a Class A-1 Note and an Interest Period:

                  (i) up to, and including the Quarterly Payment Date falling in January 2002, LIBOR in relation to that Interest Period minus the relevant Margin for the Class A-1 Notes;

                  (ii) from but excluding the Quarterly Payment Date falling in January 2002, LIBOR in relation to that Interest Period plus the relevant Margin for the Class A-1 Notes;

         (b) a Class A-2 Note and an Interest Period, LIBOR in relation to that Interest Period plus the relevant Margin for the Class A-2 Notes;

         (c) an A$ Note and an Interest Period, the Three Month Bank Bill Rate on the first day of that Interest Period plus the relevant Margin for the relevant A$ Note.

         INTEREST RATE SWAP means, in relation to the master agreement dated on or about the date of this Supplementary Terms Notice made between the Trustee as trustee of the Trust, the Manager, St.George as principal floating rate payer and Credit Suisse First Boston International as standby floating rate payer, on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement in relation to the interest rate risk arising from a Receivable which is a Fixed Rate Loan.

         INVESTED AMOUNT means, on a Determination Date in relation to a Note, the Initial Invested Amount of that Note minus the aggregate of Principal Payments made in respect of the Note on or before that Determination Date.

         ISDA means the International Swaps and Derivatives Association, Inc. (formerly the International Swaps Dealers Association Inc).

         ISDA DEFINITIONS means the 2000 Definitions as amended from time to time published by the International Swaps and Derivatives Association, Inc.

         ISDA MASTER AGREEMENT means the June 1992 Multicurrency-Cross border edition of the Master Agreement published by ISDA, any schedule forming part of that Agreement and the relevant addenda to it.

         JOINT LEAD MANAGER means CSFB or St.George Bank Limited.

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         LIBOR means, in relation to any Interest  Period,  the rate of interest determined by the Calculation Agent as follows.

         (a) On the second Business Day before the beginning of each Interest Period (each an INTEREST DETERMINATION DATE), the rate "USD-LIBOR-BBA" as the applicable Floating Rate Option under the ISDA Definitions being the rate applicable to any Interest Period for three-month (or, in the case of the first Interest Period, the rate will be determined by linear interpolation calculated by reference to the duration of that first Interest Period) deposits in US Dollars which appears on the Telerate Page 3750 as of 11.00am, London time, determined on the Interest Determination Date by the Calculation Agent.

         (b) If such rate does not appear on the Telerate Page 3750, the rate for that Interest Period will be determined as if the Trustee and the Calculation Agent had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option under the ISDA Definitions. "USD-LIBOR-Reference Banks" means that the rate for an Interest Period will be determined on the basis of the rates at which deposits in US Dollars are offered by the REFERENCE BANKS (being four major banks in the London interbank market agreed to by the Calculation Agent and the Currency Swap Provider) at approximately 11.00am, London time, on the Interest Determination Date to prime banks in the London interbank market for a period of three months (or, in the case of the first Interest Period, the rate will be determined by linear interpolation calculated by reference to the duration of that first Interest Period) commencing on the first day of the Interest Period and in a Representative Amount (as defined in the ISDA Definitions). The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Interest Period will be the arithmetic mean of the rates quoted by not less than two major banks in New York City, selected by the Calculation Agent and the Currency Swap Provider, at approximately 11.00am, New York City time, on that Interest Determination Date for loans in US Dollars to leading European banks for a period of three months (or, in the case of the first Interest Period, the rate will be determined by linear interpolation calculated by reference to the duration of that first Interest Period) commencing on the first day of the Interest Period and in a Representative Amount.

         (c) If no such rates are available in New York City, then the rate for such Interest Period shall be the most recently determined rate in accordance with this paragraph.

         In this definition of LIBOR, BUSINESS DAY means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

         LIQUIDATION LOSS means, for a Collection Period, the amount (if any) by which the Unpaid Balance of a Purchased Receivable (together with the Enforcement Expenses relating to the Purchased Receivable and the related Receivable Rights) exceeds the Liquidation Proceeds in relation to the Purchased Receivable for that Collection Period.

         LIQUIDATION PROCEEDS means, in relation to a Purchased Receivable and the related Receivable Rights which have been or are being enforced, all amounts recovered in respect of the enforcement

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         of the Purchased Receivable and the related Receivable Rights (but does not include the proceeds of any Mortgage Insurance Policy).

         LOAN OFFSET DEPOSIT ACCOUNT means any deposit account maintained by an Obligor under a Purchased Receivable with the Approved Seller where an amount equal to the interest which would otherwise accrue on that account is offset against moneys owed by that Obligor under that Purchased Receivable, in accordance with the relevant Receivable Agreement.

         LOAN OFFSET INTEREST AMOUNT means, in relation to any Obligor under a Purchased Receivable, the amount of any interest which would be payable by the Approved Seller to that Obligor on amounts standing to the credit of the Obligor's Loan Offset Deposit Account, if interest was payable on that account.

         LVR means in relation to a Loan, the outstanding amount of that Loan, plus any other amount secured by any Mortgage for that Loan or related Loans, at the date of determination divided by the aggregate value (determined at the time the Mortgage was granted) of the Mortgaged Property subject to the related Mortgage for that Loan, expressed as a percentage.

         MARGIN means, in relation to any Note, the Margin for that Note agreed between the Manager and the Joint Lead Managers (in the case of A$ Notes) and the Note Manager (in the case of the US$ Notes), and notified by the Manager to the Trustee under clause 4.2(d) in relation to that Note, as it may be modified under clause 4.9.

         MODIFIED FOLLOWING BUSINESS DAY CONVENTION has the meaning given to it in the ISDA Definitions.

         MONTHLY COLLECTION PERIOD means, in relation to a Monthly Payment Date, the calendar month which precedes the calendar month in which the Monthly Payment Date occurs. The first Monthly Collection Period is the period from (but excluding) the Cut-Off Date to (and including) 31 March 2001. The last Monthly Collection Period is the period from (but excluding) the last day of the calendar month that precedes the date on which the Trust is terminated under clause 3.5 of the Master Trust Deed to (and including) that date.

         MONTHLY DETERMINATION DATE means, in relation to the Trust for a Monthly Collection Period, the date which is 2 Business Days prior to the Monthly Payment Date following the end of that Monthly Collection Period.

         MONTHLY PAYMENT DATE means, in relation to a Monthly Collection Period, the 20th day of the calendar month that follows that Monthly Collection Period, subject to adjustment in accordance with the Modified Following Business Day Convention.

         MORTGAGE INSURER means St.George Insurance Pte Ltd, PMI Mortgage Insurance Limited, GE Mortgage Insurance Pty Ltd or the Commonwealth of Australia.

         MORTGAGE SHORTFALL means, in relation to a Purchased Receivable, the amount (if a positive number) equal to the Principal Loss for that Purchased Receivable minus the aggregate of:

         (a) the total amount recovered and recoverable in respect of that Purchased Receivable under the relevant Mortgage Insurance Policy, determined to be attributable to principal; and

         (b) the total amount recovered and recoverable by the Trustee from the Approved Seller or the Servicer (as the case may be) in respect of that Purchased Receivable (by way of damages or otherwise) under or in respect of the Master Trust Deed, this Supplementary Terms


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                           Notice or the  Servicing  Agreement  (as the case may
                           be), determined by the Manager to be attributable to principal.

         For the purposes of this definition,

         (c) an amount shall be regarded as not recoverable upon the earlier of:

                  (i)      a determination  being made, in the case of paragraph
                           (a),  by the  Manager,  and in the case of  paragraph
                           (b), by the Trustee, in each case upon the advice of such suitably qualified expert advisers as the Manager or the Trustee (as the case may be) thinks fit, that there is no such amount, or that such amount is not likely to be recovered (including because the relevant Mortgage Insurance Policy has been terminated, the relevant Mortgage Insurer is entitled to reduce the amount of the claim or the Mortgage Insurer defaults in payment of a claim); and

                  (ii) the date which is two years after the Determination Date upon which the relevant Principal Loss was determined under clause 5.10; and

         (d) a Mortgage Shortfall arises on the date upon which there are no further amounts referred to in (a) and (b) recoverable in respect of the relevant Purchased Receivable.

         NOTE means a Class A Note, a Class B Note or Class C Note referred to in clause 4, and includes:

         (a)      the Conditions relating to a US$ Note; and

         (b) any interest in a Book-Entry Note as an account holder with a Clearing Agency.

         NOTEHOLDER means, at any time, the person who:

         (a) in relation to an A$ Note, is registered as the holder of that Note at that time;

         (b) in relation to a Definitive Note, is the registered holder of that Note (in the case of registered Definitive Notes) or bearer of that Note (in the case of bearer Definitive Notes) at that time; or

         (c) in relation to a Note which is represented by a Book-Entry Note, is the registered holder of that Note at that time,

         except that for the purposes of payments in respect of Book-Entry Notes, the right to those payments shall be vested, as against the Trustee and the Note Trustee in respect of the Trust, by payment to the Clearing Agency in accordance with and subject to their respective Conditions and the provisions of this Supplementary Terms Notice and the Note Trust Deed. The words holder and holders shall (where appropriate) be construed accordingly.

         NOTE MANAGER means the CSFB.

         NOTE REGISTER means the register kept by the Note Registrar to provide for the registration and transfer of US$ Notes under the Note Trust Deed.

         NOTE REGISTRAR means Bankers Trust Company Corporate Trust & Agency Services, 123 Washington Street, New York, New York, 10006 or any successor note registrar approved in writing by the Note Trustee and appointed under the Agency Agreement.

         NOTE TRUST DEED means the deed so entitled dated on or about the date of this Supplementary Terms Notice between the Note Trustee, the Trustee and the Manager.

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         NOTICE OF CREATION OF TRUST means the Notice of Creation of Trust dated on or about the date of this Supplementary Terms Notice issued under the Master Trust Deed in relation to the Trust.

         OPTIONAL REDEMPTION DATE means the earlier of:

         (a) the first Quarterly Payment Date falling on or immediately after the date on which the aggregate Stated Amount of all Notes is less than or equal to 10% of the aggregate Initial Invested Amount of all Notes; and

         (b)      the Quarterly Payment Date falling in April 2008.

         PAYMENT DATE means a Monthly Payment Date or a Quarterly Payment Date.

         PAYMENT SHORTFALL means, in relation to any Collection Period, the amount (if any) by which Total Payments for that Collection Period exceed the Available Income for that Collection Period.

         PREMISES means the area labelled "Crusade Global Trust No. 1 of 2001" located in a secure area on Lower Ground Floor, St.George House, 4-16 Montgomery Street, Kogarah, New South Wales 2217 (or such other premises as the Custodian proposes, and the Trustee agrees to in writing).

         PRINCIPAL AMORTISATION DATE means, in relation to a Note for the purposes of the Master Trust Deed, each Quarterly Payment Date.

         PRINCIPAL CHARGE OFF means, in relation to any Quarterly Collection Period, the aggregate of all Mortgage Shortfalls for that Quarterly Collection Period.

         PRINCIPAL COLLECTIONS means, for a Collection Period, the aggregate of:

         (a) all amounts received by or on behalf of the Trustee from or on behalf of Obligors under the Purchased Receivables during that Collection Period in respect of principal, in accordance with the terms of the Purchased Receivables, including principal prepayments;

         (b)      all other  amounts  received  by or on  behalf of the  Trustee under or in respect of principal under the Purchased Receivables and the related Receivable Rights during that Collection Period including:

                  (i)      any  Liquidation  Proceeds  on account of  principal;

                  (ii) any payments by the Approved Seller to the Trustee on the repurchase of a Purchased Receivable under the Master Trust Deed during that Monthly Collection Period which are attributable to principal; and

                  (iii) any amount received by the Trustee from the Approved Seller under clause 5.24 with respect to that Monthly Collection Period attributable to principal,

         (c) all amounts received by or on behalf of the Trustee during that Collection Period from any provider of a Support Facility (other than the Currency Swap but including any Mortgage Insurance Policy) under that Support Facility and which the Manager determines should be accounted for in respect of a Principal Loss;

         (d) all amounts received by or on behalf of the Trustee during that Collection Period:

                  (i) from the Approved Seller, in respect of any breach of a representation, warranty or undertaking of the Approved Seller contained in the Master Trust Deed or this Supplementary Terms Notice;


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                  (ii)     from the Approved  Seller under any obligation of the
                           Approved Seller under the Master Trust Deed or this Supplementary Terms Notice to indemnify or reimburse the Trustee for any amount;

                  (iii)    from the  Servicer,  in  respect of any breach of any
                           representation,   warranty  or   undertaking  of  the
                           Servicer contained in the Servicing Agreement;

                  (iv)     from  the  Servicer   under  any  obligation  of  the
                           Servicer under the Servicing Agreement to indemnify or reimburse the Trustee for any amount;

                  (v)      from the  Custodian  in  respect  of any  breach of a
                           representation,   warranty  or   undertaking  of  the
                           Custodian contained in the Custodian Agreement;

                  (vi) from the Custodian under any obligation of the Custodian under the Custodian Agreement to indemnify or reimburse the Trustee for any amount;

                  (vii) from the Indemnifier under the Indemnity in respect of any losses arising from a breach by the Custodian of its obligations contained in the Custodian Agreement;

                  (viii) from the Trustee in its personal capacity in respect of any breach of a representation, warranty or undertaking of the Trustee in respect of which it is not entitled to be indemnified out of the Assets of the Trust;

                  (ix) from the Trustee in its personal capacity under any obligation of the Trustee under the Transaction Documents to indemnify or reimburse the Trust for any amount;

                  (x) from the Manager in respect of any breach of a representation, warranty or undertaking of the Manager contained in the Transaction Documents of which it is not entitled to be indemnified out of the Assets of the Trust; and

                  (xi) from the Manager under any obligation of the Manager under the Transaction Documents to indemnify or reimburse the Trust for any amount,

                  in each case, which are determined by the Manager to be in respect of principal payable under the Purchased Receivables and the related Receivable Rights;

         (e) any amounts in the nature of principal received by or on behalf of the Trustee during that Collection Period pursuant to the sale of any Asset (including the A$ Equivalent of any amount received by the Trustee on the issue of the Notes which was not used to purchase a Purchased Receivable or Purchased Receivable Security, and which the Manager determines is surplus to the requirements of the Trust);

         (f) any amount of Excess Available Income to be applied to pay a Principal Charge Off or a Carryover Charge Off; and

         (g) any Excess Available Income to be applied under clause 5.2 to Principal Draws made on a previous Payment Date,

         less any amounts paid by the Trustee to replace a Receivable of the Trust in accordance with clause 8.

         PRINCIPAL DRAW means, for a Monthly Collection Period, the amount calculated under clause 5.9 in relation to that Monthly Collection Period.

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         PRINCIPAL  ENTITLEMENT means, in relation to a Note for the purposes of the Master Trust Deed, at any time prior to the Final Maturity Date, the Invested Amount of such Note at such time and, on the Final Maturity Date or the date on which the Note is fully redeemed under the Transaction Documents, the Stated Amount of such Note at such date.

         PRINCIPAL LOSS means, for a Quarterly Collection Period, the amount of any Liquidation Loss for that Quarterly Collection Period referred to in clause 5.10(b).

         PRINCIPAL PAYING AGENT means Bankers Trust Company or any successor as Principal Paying Agent under the Agency Agreement.

         PRINCIPAL PAYMENT means a Class A Principal Payment, a Class B Principal Payment or a Class C Principal Payment.

         PROPERTY RESTORATION EXPENSES means costs and expenses incurred by or on behalf of the Trustee, or by the Servicer under the Servicing Agreement, in repairing, maintaining or restoring to an appropriate state of repair and condition any Mortgaged Property, in exercise of a power conferred on the mortgagee under the relevant Purchased Receivable and Relevant Documents.

         PURCHASED RECEIVABLE means each Loan specified in a Sale Notice and purchased by the Trustee, unless the Trustee has ceased to have an interest in that Loan.

         PURCHASED RECEIVABLE SECURITY means each Mortgage specified in a Sale Notice and acquired by the Trustee, unless the Trustee has ceased to have an interest in that Mortgage.

         QUARTERLY COLLECTION PERIOD means in relation to a Quarterly Payment Date, the 3 Monthly Collection Periods that precede the calendar month in which the Quarterly Payment Date falls. The first Quarterly Collection Period is the period from (and excluding) the Cut-Off Date, to (and including) 31 March 2001. The last Quarterly Collection Period ends on (and includes) the date on which the Trust is terminated under clause 3.5 of the Master Trust Deed.

         QUARTERLY DETERMINATION DATE means, in relation to the Trust for a Quarterly Collection Period, the date which is 2 Business Days prior to the Quarterly Payment Date following the end of that Quarterly Collection Period.

         QUARTERLY PAYMENT DATE has the meaning given in clause 4.2(h).

         RATING means the rating specified in clause 4.2(f).

         RECEIVABLE means, in relation to the Trust, the rights of the Approved Seller or the Trustee (as the case may require) under or in respect of Loans constituted upon acceptance of the Approved Seller's standard loan offer for any of its mortgage loan products (or any variation of those products after a Sale Notice is or was given) as varied by the Approved Seller's standard letter of variation if any (unless that variation would make that Receivable cease to comply with the Eligibility Criteria).

         RECORD DATE means:

         (a) with respect to a Payment Date for any A$ Note, 4.00pm (Sydney time) on the second Business Day before that Payment Date;

         (b) with respect to the Payment Date for any Book-Entry Note, close of business on the second Business Day before that Payment Date; and


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         (c)      with respect to the Payment Date for any Definitive  Note, the last day of the calendar month before that Payment Date.

         RECOVERY means any amount received by the Servicer under or in respect of a Purchased Receivable and the related Receivable Rights at any time after a Finance Charge Loss or Principal Loss has arisen in respect of that Purchased Receivable, provided that amount is not otherwise payable to a Mortgage Insurer under a Mortgage Insurance Policy.

         REDRAW means, in relation to any Collection Period, an amount provided to an Obligor by the Approved Seller under a Purchased Receivable in that Collection Period in respect of any principal prepayments previously made to the Obligor's loan account in accordance with the terms of the Obligor's Purchased Receivable.

         REDRAW CHARGE OFF means the amount of any reduction in the Redraw Principal Outstanding under the Redraw Facility Agreement under clause 5.13.

         REDRAW FACILITY AGREEMENT means, in relation to the Trust, the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Trustee, the Manager and the Redraw Facility Provider.

         REDRAW FACILITY PROVIDER means, in relation to the Trust, St.George.

         REDRAW PRINCIPAL OUTSTANDING has the meaning given in the Redraw Facility Agreement.

         REDRAW RETENTION AMOUNT has the meaning given in clause 5.8(c).

         REDRAW SHORTFALL means the total amount (if any) of Redraws made by the Approved Seller for which it has not been reimbursed which remain outstanding after:

         (a) applying Principal Collections towards reimbursement of those Redraws under clause 5.4; and

         (b)      without  duplication,  drawing on the Redraw  Retention Amount
                  (if any).

         RESIDUAL CAPITAL UNIT has the meaning given on clause 11.1

         RESIDUAL INCOME UNIT has the meaning given in clause 11.1

         REMITTANCE DATE means the day which is two (2) Business Days before a Payment Date.

         SALE NOTICE means any Sale Notice (as defined in the Master Trust Deed) which may be given by the Approved Seller to the Trustee as trustee of the Trust after the date of execution of this Supplementary Terms Notice and which is subsequently accepted by the Trustee.

         SECOND STEP-UP MARGIN has the meaning given in clause 4.9(b).

         SECURITY TRUST DEED means the agreement so entitled dated 21 February 2001 between the Trustee, the Manager, the Note Trustee and the Security Trustee.

         SECURITY TRUSTEE'S FEE means the fee payable under clause 11.2 of the Security Trust Deed.

         SELLER LOAN AGREEMENT means the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Approved Seller, the Trustee and the Manager.

         SERVICING AGREEMENT means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Servicer.


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         SERVICING  FEE  means  the fee  payable  under  clause  6.1(c)  of this
         Supplementary Terms Notice and CLAUSE 6.1 of the Servicing Agreement.

         SPREAD has the meaning given in the Currency Swap in respect of payments by the Trustee under the Currency Swap.

         STEPDOWN DATE means the Payment Date falling in April 2004.

         STANDBY CURRENCY SWAP PROVIDER means, initially, DLJ International Capital and thereafter any other person who is or becomes a party to a Currency Swap as Standby Currency Swap Provider in accordance with the provisions of the Currency Swap.

         STATED AMOUNT means in relation to the Class A Notes, the Class A Stated Amount, in relation to the Class B Notes, the Class B Stated Amount and in relation to the Class C Notes, the Class C Stated Amount.

         STEP-UP MARGIN has the meaning given in clause 4.9(a).

         SUBSCRIPTION AGREEMENT means the Underwriting Agreement dated on or about the date of this Supplementary Terms Notice between the Trustee, the Manager, St. George Bank Limited and CSFB, in relation to subscription for the Notes.

         SUPPORT FACILITY means each Support Facility (as defined in the Master Trust Deed) which relates to the Trust and includes the Indemnity.

         SUPPORT FACILITY COLLATERAL ACCOUNT means, in relation to a Support Facility, each Collateral Account as defined in that Support Facility.

         SWAP PROVIDER means, in relation to a Hedge Agreement, the counterparty which enters into that arrangement with the Trustee.

         THREE MONTH BANK BILL RATE on any date means the rate calculated by taking the simple average of the rates quoted on the Reuters Screen BBSW Page at approximately 10.00am, Sydney time, on each of that date and the preceding two Business Days (each a CALCULATION DAY) for each BBSW Reference Bank so quoting (but not fewer than five) as being the mean buying and selling rate for a bill (which for the purpose of this definition means a bill of exchange of the type specified for the purpose of quoting on the Reuters Screen BBSW Page) having a tenor of 90 days (or, where the relevant date is the first day of the first Interest Period, the rate will be determined by linear interpolation calculated by reference to the duration of that first Interest Period) eliminating the highest and lowest mean rates and taking the average of the remaining mean rates and then (if necessary) rounding the resultant figure upwards to four decimal places. If on any Calculation Day fewer than five BBSW Reference Banks have quoted rates on the Reuters Screen BBSW Page, the rate for that date shall be calculated as above by taking the rates otherwise quoted by five of the BBSW Reference Banks on application by the parties for such a bill of the same tenor. If in respect of any Calculation Day the rate for that date cannot be determined in accordance with the foregoing procedures then the rate for that Calculation Day shall mean such rate as is agreed between the Manager and St.George having regard to comparable indices then available.

         THRESHOLD RATE means, at any time, 0.25% per annum plus the minimum rate of interest that must be set on all Purchased Receivables where permitted under the relevant Receivable Agreement which will be sufficient (assuming that all relevant parties comply with their obligations at all times under

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         the Transaction  Documents,  the Purchased  Receivables and the related
         Receivable  Rights),  when  aggregated  with the income produced by the
         rate  of  interest  on  all  other  Purchased   Receivables  and  other
         Authorised Investments,  to ensure that the Trustee will have available
         to  it  sufficient   Collections  to  enable  it  to  comply  with  its
         obligations under the Transaction Documents relating to the Trust as they fall due (including the repayment of any Principal Draws by the Final Maturity Date of all Notes).

         TITLE PERFECTION EVENT means, in relation to the Trust, the events set out in clause 10.

         TOTAL AVAILABLE FUNDS means, for a Collection Period, the aggregate of:

         (a)      the Available Income for that Collection  Period;  and

         (b) any Principal Draw which the Trustee is required to allocate under clause 5.9 on or before the Payment Date for that Collection Period.

         TOTAL INVESTED AMOUNT means, at any time, the sum of:

         (a)      all  Invested  Amounts  of all  US$  Notes;  and

         (b)      the US$ Equivalent of all Invested Amounts of all A$ Notes,

         at that time.

         TOTAL PAYMENTS means, in relation to a Collection Period, all amounts paid by the Trustee under clause 5.1 on the Payment Date in relation to that Collection Period.

         TOTAL STATED AMOUNT means, at any time, the sum of the aggregate of the Stated Amounts of all US$ Notes and the aggregate of the US$ Equivalent of the Stated Amounts of all Class A-3 Notes, all Class B Notes and all Class C Notes at that time.

         TRANSACTION has the meaning given to it under the relevant ISDA Master Agreement.

         TRANSACTION DOCUMENT means each Transaction Document (as defined in the Master Trust Deed) to the extent that it relates to the Trust, the Notes or the Seller Loan Agreement.

         TRIGGER EVENT will subsist on any Payment Date if:

         (a)      both:

                  (i) the average of the Arrears Percentages for the 12 Monthly Collection Periods immediately preceding that Payment Date (or, where that payment Date occurs within 12 months of the Closing Date, for the period commencing on the Closing Date and ending on the last day of the Collection Period immediately preceding that Payment Date) (the RELEVANT PERIOD) exceeds 4%; and

                  (ii) the aggregate Mortgage Shortfalls for the Relevant Period exceeds 10% of the aggregate Initial Invested Amount of the Class B Notes and the Class C Notes; or

         (b) on that Payment Date, the Total Stated Amount of all Notes is equal to or less than 10% of the aggregate of the Initial Invested Amount of all Notes and the Trustee does not exercise the call option under clause 7.1.

         TRUST means the Crusade Global Trust No. 1 of 2001 constituted under the Master Trust Deed and the Notice of Creation of Trust.


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         TRUST EXPENSES  means,  in relation to a Collection  Period (and in the following order of priority):

         (a) first, Taxes payable in relation to the Trust for that Collection Period;

         (b) second, any other Expenses relating to the Trust for that Collection Period which are not covered by (c) to (i) (inclusive) below;

         (c) third, pari passu the Trustee's Fee for that Collection Period, the Security Trustee's Fee for that Collection Period and any fee payable to the Note Trustee under the Note Trust Deed for that Collection Period;

         (d)      fourth, the Servicing Fee for that Collection Period;

         (e)      fifth, the Manager's Fee for that Collection Period;

         (f)      sixth, the Custodian Fee for that Collection Period;

         (g) seventh, pari passu any fee or expenses payable to the Principal Paying Agent, any other Paying Agent, the Note Registrar or the Calculation Agent under the Agency Agreement;

         (h) eighth, any costs, charges or expenses (other than fees) incurred by, and any liabilities owing under any indemnity granted to, any Note Manager, the Manager, the Security Trustee, the Servicer, the Note Trustee, a Paying Agent or the Calculation Agent in relation to the Trust under the Transaction Documents, for that Collection Period; and

         (i) ninth, any amounts payable to the Currency Swap Provider under clause 5.21,

         all of the amounts in paragraphs (a) to (i) (inclusive) being EXPENSES for the purposes of the Master Trust Deed.

         US$ ACCOUNT means, in relation to the Trust, the US$ account opened with the Principal Paying Agent or any other account opened and maintained outside Australia, with the Principal Paying Agent so long as the Principal Paying Agent is an Approved Bank.

         US$ EQUIVALENT means:

         (a) in relation to an amount denominated or to be denominated in Australian dollars, that amount converted to (and denominated in) US$ at the US$ Exchange Rate; or

         (b)      in relation to an amount denominated in US$ the amount of US$.

         US$ EXCHANGE RATE means, on any date, the rate of exchange (set as at the commencement of the Currency Swap) applicable under the Currency Swap for the exchange of Australian dollars for United States dollars.

         US$ NOTE means a Class A-1 Note or a Class A-2 Note.

         US$ NOTEHOLDER means a Noteholder of a US$ Note.

2.2      INTERPRETATION

         Clause 1.2 of the Master Trust Deed is incorporated into this Supplementary Terms Notice as if set out in full, except that any reference to DEED is replaced by a reference to SUPPLEMENTARY TERMS NOTICE and any reference to UNITED STATES DOLLARS, USD and US$ is to currency of the United States of America.

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2.3      LIMITATION OF LIABILITY

         (a)      GENERAL

                  Clause 30 of the Master Trust Deed applies to the obligations and liabilities of the Trustee and the Manager under this Supplementary Terms Notice.

         (b)      LIABILITY OF TRUSTEE LIMITED TO ITS RIGHT OF INDEMNITY


                  (i) The Trustee enters into this Supplementary Terms Notice only in its capacity as trustee of the Trust and in no other capacity (except where the Transaction Documents provide otherwise). Subject to paragraph (iii) below, a liability arising under or in connection with this Supplementary Terms Notice or the Trust is limited to and can be enforced against the Trustee only to the extent to which it can be satisfied out of the assets and property of the Trust which are available to satisfy the right of the Trustee to be exonerated or indemnified for the liability. This limitation of the Trustee's liability applies despite any other provision of this Supplementary Terms Notice and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Supplementary Terms Notice or the Trust.

                  (ii) Subject to paragraph (iii) below, no person (including any Relevant Party) may take action against the Trustee in any capacity other than as trustee of the Trust or seek the appointment of a receiver (except under the Security Trust Deed), or a liquidator, an administrator or any similar person to the Trustee or prove in any liquidation, administration or arrangements of or affecting the Trustee.

                  (iii) The provisions of this clause 2.3 shall not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under a Transaction Document or by operation of law there is a reduction in the extent of the Trustee's indemnification or exoneration out of the Assets of the Trust as a result of the Trustee's fraud, negligence, or Default.

                  (iv) It is acknowledged that the Relevant Parties are responsible under this Deed or the other Transaction Documents for performing a variety of obligations relating to the Trust. No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered fraud, negligence or Default of the Trustee for the purpose of paragraph (iii) above to the extent to which the act or omission was caused or contributed to by any failure by any Relevant Party or any person who has been delegated or appointed by the Trustee in accordance with the Transaction Documents to fulfil its obligations relating to the Trust or by any other act or omission of a Relevant Party or any such person.

                  (v) In exercising their powers under the Transaction Documents, each of the Trustee, the Security Trustee and the Noteholders must ensure that no attorney, agent, delegate, receiver or receiver and manager appointed by it in accordance with this Supplementary Terms Notice or any other Transaction Documents has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal

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--------------------------------------------------------------------------------

                           liability and no act or omission of any such person will be considered fraud, negligence, or Default of the Trustee for the purpose of paragraph (iii) above.

                  (vi) In this clause, RELEVANT PARTIES means each of the Manager, the Servicer, the Custodian, the Calculation Agent, each Paying Agent, the Note Trustee, and the provider of any Support Facility.

                  (vii)    Nothing  in  this  clause   limits  the   obligations
                           expressly   imposed   on  the   Trustee   under   the
                           Transaction Documents. 2.4 KNOWLEDGE OF TRUSTEE

         In relation to the Trust, the Trustee will be considered to have knowledge or notice of or be aware of any matter or thing if the Trustee has knowledge, notice or awareness of that matter or thing by virtue of the actual notice or awareness of the officers or employees of the Trustee who have day to day responsibility for the administration of the Trust.

3.       DIRECTION AND TRUST BACK
--------------------------------------------------------------------------------

         (a) A Trust Back, entitled CRUSADE GLOBAL TRUST BACK NO. 1 OF 2001, is created in relation to Other Secured Liabilities secured by the Purchased Receivable Securities.

         (b)      The  parties  agree  that the  Trust  will be a TRUST  for the
                  purposes   of   the    Transaction    Documents.    ]

4.       NOTES
--------------------------------------------------------------------------------

4.1      CONDITIONS OF NOTES

         (a)      The  conditions  of the A$  Notes  will  be as set  out in the
                  Master  Trust  Deed,  as  supplemented   and  amended  by  the
                  provisions set out in this Supplementary Terms Notice.

         (b) The conditions of the US$ Notes will be as set out in the Master Trust Deed, the Conditions, the Note Trust Deed and this Supplementary Terms Notice.

4.2      SUMMARY OF CONDITIONS OF NOTES

         Under clause 6.3 of the Master Trust Deed, the Manager provides the following information in respect of the Notes.

         (a)      Class of Note:    There  will  be  the  following  Classes  of
                                    Notes. Under the Transaction Documents each shall be treated as a separate Class of
                                    Notes:

                                         (i)    Class A-1 Notes

                                         (ii)   Class A-2 Notes

                                         (iii)  Class A-3 Notes

                                         (iv)   Class B Notes

                                         (v)    Class C Notes


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         (b)      Total Initial          (i)   Class A-1 Notes -
                  Invested                     US$180,000,000
                  Amount of each
                  Class of Notes         (ii)  Class A-2 Notes -
                                               US$633,100,000

                                         (iii) Class A-3 Notes -
                                               US$200,000,000

                                         (iv)  Class B Notes -
                                               US$33,600,000

                                         (v)   Class C Notes -
                                               US$4,500,000

         (c)     Manner and         As set  out in  clause 5
                 order in which
                 principal and
                 interest is to
                 be paid on Notes:

         (d)     Margin:                 (i)   in the  case  of the  Class  A-2
                                               Notes and Class  A-3  Notes,  up
                                               to, and including,  the Optional
                                               Redemption  Date,  the following
                                               percentages per annum in respect
                                               of each Class:

                                                Class A-2 Notes: 0.19% per annum

                                                Class A-3 Notes: 0.4% per annum;

                                          (ii)  in the  case  of the  Class  A-1
                                                Notes:

                                                (A)  up to,  and  including  the
                                                     Quarterly    Payment   Date
                                                     falling  in  January  2002,
                                                     the relevant Margin will be
                                                     0.02% per annum;

                                                (B)  if  the   Trustee  has  not
                                                     repurchased or redeemed the
                                                     relevant Notes on or before
                                                     the Quarterly  Payment Date
                                                     falling  in

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                                                     January 2002, then for each
                                                     Interest  Period  following
                                                     the Quarterly  Payment Date
                                                     in  January  2002 up to and
                                                     including    the   Optional
                                                     Redemption     Date,    the
                                                     relevant   margin  will  be
                                                     0.19% per annum;  and

                                                (iii)in the case of the  Class A
                                                     Notes,  if the  Trustee has
                                                     not repurchased or redeemed
                                                     the  relevant  Notes  on or
                                                     before     the     Optional
                                                     Redemption  Date,  then  on
                                                     and  from   that   Optional
                                                     Redemption     Date,    the
                                                     relevant   Step-Up  Margin;
                                                     and

                                                (iv) in the case of the:

                                                     Class B  Notes:  0.50%  per
                                                     annum

                                                     Class C Notes: 0.82% per
                                                     annum


         (e)      Initial Invested  Class A-1 Notes: US$100,000 per Note.
                  Amount
                                    Class A-2 Notes: US$100,000 per Note.

                                    Class A-3 Notes: A$100,000 per Note.

                                    Class B Notes: A$100,000 per Note.


         (f)      Rating:                       (i) Class A  Notes  - AAA  long
                                                    term  credit   rating  from
                                                    S&P,  Aaa long term  credit(
                                                    rating from Moody's and AAA
                                                    long  term  credit   rating
                                                    from Fitch.

                                               (ii) Class B  Notes  - AA-  long
                                                    term credit rating from S&P
                                                    and  AA  long  term  credit
                                                    rating  from  Fitch.

                                               (iii) Class C Notes - A long term
                                                     credit  rating from S&P and
                                                     A+ long term credit rating


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                                                     from Fitch.

         (g)      Issue Price:                  (i)  Class A-1 Notes - issued at
                                                     100 per cent.

                                                (ii) Class A-2 Notes - issued at
                                                     100 per cent.

                                                (iii)Class  A-3  Notes -  issued
                                                     at 100 per cent.


                                                (iv) Class B Notes -  issued  at
                                                     100 per cent.

                                                (v)  Class C Notes -  issued  at
                                                     100 per cent.

         (h)    Quarterly
                Payment Dates:


                                                (i)  A$Notes  - the  20th day of
                                                     April,  July,  October  and
                                                     January  in each  year (New
                                                     York time)

                                                (ii) A$  Notes - the 20th day of
                                                     April,  July,  October  and
                                                     January (Sydney time)

                                                (iii)If,  in either  case,  that
                                                     day is not a Business  Day,
                                                     the Quarterly  Payment Date
                                                     shall   be    adjusted   in
                                                     accordance     with     the
                                                     Modified Following Business
                                                     Day  Convention.  The first
                                                     Quarterly  Payment Date for
                                                     the US$ Notes  will be 20th
                                                     April  2001 (New York time)
                                                     and  the  first   Quarterly
                                                     Payment  Date  for  the  A$
                                                     Notes  will be  20th  April
                                                     2001 (Sydney time). In each
                                                     case,  the final  Quarterly
                                                     Payment Date is the earlier
                                                     of  the  applicable   Final
                                                     Maturity   Date   and   the
                                                     Payment  Date on which  the
                                                     Notes are  redeemed in full
                                                     or,  in the case of the US$
                                                     Notes,   repurchased  under
                                                     the Conditions.


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         (i)      Final
                  Maturity Date:

                                                (i)  Class   A-1   Notes  -  the
                                                     Quarterly    Payment   Date
                                                     falling  in  January   2032
                                                     (New York time).

                                                (ii) Class   A-2   Notes  -  the
                                                     Quarterly    Payment   Date
                                                     falling  in  January   2032
                                                     (New York time).

                                                (iii)Class   A-3   Notes  -  the
                                                     Quarterly    Payment   Date
                                                     falling  in  January   2032
                                                     (Sydney time).

                                                (iv) Class   B   Notes   -   the
                                                     Quarterly    Payment   Date
                                                     falling  in  January   2032
                                                     (Sydney time).

                                                (v)  Class   C   Notes   -   the
                                                     Quarterly    Payment   Date
                                                     falling  in  January   2032
                                                     (Sydney time).

                                                (vi) In  each  case,   the  date
                                                     specified  shall be subject
                                                     to adjustment in accordance
                                                     with the Modified Following
                                                     Business Day Convention.


4.3      ISSUE OF NOTES

         (a) US$ Notes must be issued in amounts, or on terms, such that their offer for subscription and their issue will comply with:

                  (i) the Financial Services Act 1986 (UK) and all regulations made under or in relation to that Act and the Public Offers of Securities Regulations 1995; and

                  (ii) the United States Securities Act of 1933, the Exchange Act, all regulations made under or in relation to them, and all other laws or regulations of any jurisdiction of the United States of America regulating the offer or issue of, or subscription for, Notes.

         (b) A$ Notes must be issued in minimum parcels or subscriptions which have an aggregate Initial Investment Amount of $500,000, (disregarding any amount payable to the extent to which it is to be paid out of money lent by the person offering the Notes or an associate (as defined in Division 2 of Part 1.2 of the Corporations Law or must otherwise constitute an issue that does not require disclosure under Part 6D.2 of the Corporations Law.

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         (c)      No A$ Note has been or will be  registered  under  the  United
                  States Securities Act of 1933 as amended (the SECURITIES ACT) and the A$ Notes may not be offered or sold within the United States or to, or for the account of benefit of, US persons except in accordance with Regulation S under the Securities
                  Act  or  pursuant  to  an  exemption  from  the   registration
                  requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

4.4      TRUSTEE'S COVENANT TO NOTEHOLDERS AND THE NOTE TRUSTEE

         Subject to the terms of the Master Trust Deed and this Supplementary Terms Notice, the Trustee:

         (a) acknowledges its indebtedness in respect of the Invested Amount of each Note and interest thereon;

         (b) covenants for the benefit of each Noteholder and the Note Trustee that it will (subject to receiving any directions required under and given in accordance with the Transaction Documents):

                  (i) make all payments on or in respect of the Notes held by that Noteholder on the due date for payment;

                  (ii) comply with the terms of this Supplementary Terms Notice and the Transaction Documents to which it is a party; and

                  (iii) pay the Stated Amount in relation to the Notes held by that Noteholder on the Final Maturity Date and accrued and unpaid interest thereon.

4.5      REPAYMENT OF NOTES ON PAYMENT DATES

         (a) On each Quarterly Payment Date for a Note, the Invested Amount of that Note shall be reduced by, and the obligations of the Trustee with respect to that Note shall be discharged to the extent of, the amount of the Principal Payment made on that Quarterly Payment Date in respect of that Note.

         (b) All payments of principal on US$ Notes will be made in United States dollars.

         (c) All payments of principal on A$ Notes will be made in Australian Dollars.

4.6      FINAL REDEMPTION

         Each Note shall be finally redeemed, and the obligations of the Trustee with respect to the payment of the Invested Amount of that Note shall be finally discharged, on the first to occur of:

         (a) the date upon which the Invested Amount of that Note is reduced to zero;

         (b) the date upon which the relevant Noteholder renounces in writing all of its rights to any amounts payable under or in respect of that Note;

         (c) the date on which all amounts received by the Note Trustee with respect to the enforcement of the Security Trust Deed are paid to the Principal Paying Agent;

         (d) the Payment Date immediately following the date on which the Trustee completes a sale and realisation of all Assets of the Trust in accordance with the Master Trust Deed and this Supplementary Terms Notice; and

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         (e)      the Final Maturity Date.

4.7      PERIOD DURING WHICH INTEREST ACCRUES

         Each  Note  bears  interest   calculated  and  payable  in  arrears  in
         accordance with this Supplementary Terms Notice from the Closing Date to the date upon which that Note is finally redeemed under clause 4.6.

4.8      CALCULATION OF INTEREST

         (a)      Subject to  paragraph  (b) and (d),  interest  payable on each
                  Note in respect of each Interest Period is calculated:

                  (i)      on a daily basis at the applicable Interest Rate;

                  (ii) on the Invested Amount of that Note as at the first day of that Interest Period; and

                  (iii) on the basis of the actual number of days in that Interest Period and a year of 365 days (in the case of A$ Notes) or 360 days (in the case of US$ Notes),

                  and shall accrue due from day to day.

         (b) No interest will accrue on any Note for the period from and including:

                  (i) the date on which the Stated Amount of that Note is reduced to zero (provided that interest shall thereafter begin to accrue from (and including) any date on which the Stated Amount of that Note becomes greater than zero); or

                  (ii) if the Stated Amount of the Note on the due date for redemption in full of the Note is not zero, the due date for redemption of the Note, unless after the due date for redemption, payment of principal due is improperly withheld or refused, following which interest shall continue to accrue on the Invested Amount of the Note at the rate from time to time applicable to the Note until the later of:

                                    (A)      the date on  which  the  moneys  in
                                             respect  of  that  Note  have  been
                                             received by the Note Trustee or the
                                             Principal  Paying  Agent and notice
                                             to  that   effect   is   given   in
                                             accordance    with   the   relevant
                                             Conditions;   and

                                    (B)      the Stated  Amount of that Note has
                                             been reduced to zero, provided that
                                             interest shall  thereafter begin to
                                             accrue  from  (and  including)  any
                                             date on which the Stated  Amount of
                                             that  Note  becomes   greater  than
                                             zero.

         (c) All payments of interest on US$ Notes will be made in United States dollars.

         (d) All payments of interest on A$ Notes will be made in Australian dollars.

         (e) If Interest is not paid in respect of a Note on the date when due and payable (other than because the due date is not a Business Day) that unpaid Interest shall itself bear interest at the Interest Rate applicable from time to time on that Note until the unpaid Interest, and interest on it, is available for payment and:

                  (i) in the case of the US$ Notes, notice of that availability has been duly given in accordance with Condition 12; or

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                  (ii)     in  the  case  of  the  A$   Notes,   there  is  full
                           satisfaction of those amounts, to be determined in accordance with clause 32.4 of the Master Trust Deed (as amended in accordance with this Supplementary Terms Notice).

4.9      STEP-UP MARGIN

         (a) If the Trustee has not repurchased or redeemed all of a Class of the Class A Notes on or before, the Optional Redemption Date, the Margin for that Class on and from that date will be the following percentages per annum (each a STEP-UP MARGIN):

                  (i)      in the case of the Class A-1 Notes,  0.38% per annum;

                  (ii)     in the case of the Class A-2 Notes,  0.38% per annum;
                           and

                  (iii)    in the case of the Class A-3 Notes,  0.80% per annum.

4.10     AGGREGATE RECEIPTS

         Notwithstanding anything in clauses 5.5, 5.6 and 5.8, no Noteholder will be entitled to receive aggregate principal under any of those clauses on any Note at any time in excess of the Invested Amount for that Note at that time.

         The Trustee, the Manager, the Note Trustee, the Security Trustee and the Paying Agents may treat the Noteholder as the absolute owner of that Note (whether or not that Note is overdue and despite any notation or notice to the contrary or writing on it or any notice of previous loss or theft of it or of trust or other interest in it) for the purpose of making payment and for all other purposes.

5.       CASHFLOW ALLOCATION METHODOLOGY
--------------------------------------------------------------------------------

5.1      TOTAL AVAILABLE FUNDS

         (a) (MONTHLY) Subject to paragraph (b), on each Monthly Payment Date (other than a Quarterly Payment Date) and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must pay out of Total Available Funds, in relation to the Monthly Collection Period ending immediately before that Monthly Payment Date, the following amounts in the following order of priority:

                  (i) first, an amount equal to any Accrued Interest Adjustment required to be paid to the Approved Seller (and each of the Trustee, the Noteholders and the other Creditors that have the benefit of the Security Trust Deed acknowledges and agrees that it has no entitlement to the moneys comprising the Accrued Interest Adjustment); and

                  (ii) second, any interest payable by the Trustee under the Redraw Facility Agreement.

                  (b) (LIMIT) The Trustee shall only make a payment under any of sub-paragraphs (a)(i) or (a)(ii) if it is directed in writing to do so by the Manager and only to the extent that any Total Available Funds remain from which to make the payment after amounts with priority to that payment have been distributed.

                  (c)      (QUARTERLY)   Subject  to  paragraph   (d),  on  each
                           Quarterly Payment Date, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must pay


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                            or cause to be paid out of Total Available Funds, in
                            relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the
                            following   amounts  in  the   following   order  of
                            priority:

                           (i) first, an amount equal to any Accrued Interest Adjustment required to be paid to the Approved Seller (and each of the Trustee, the Noteholders and the other Creditors that have the benefit of the Security Trust Deed acknowledges and agrees that it has no entitlement to the moneys comprising the Accrued Interest Adjustment);

                           (ii) second, payment to the Swap Provider under the Interest Rate Swap of any Break Payments received by or on behalf of the Trustee from an Obligor or a Mortgage Insurer during the Quarterly Collection Period;

                           (iii) third, (unless specified later in this clause 5.1(c)), Trust Expenses which have been incurred prior to that Quarterly Payment Date and which have not previously been paid or reimbursed under an application of this clause 5.1 (in the order of priority set out in the definition of TRUST EXPENSES);

                           (iv)     fourth,   payment  to  the  Redraw  Facility
                                    Provider of any fees payable by the Trustee under the Redraw Facility Agreement;

                           (v) fifth, without duplication, any amounts that would have been payable under this clause 5.1(c) (other than under sub-paragraphs
                                    (vii) to (xii)  (inclusive)) on any previous
                                    Quarterly Payment Date, if there had been sufficient Total Available Funds, which have not been paid by the Trustee and in the order they would have been paid under that prior application of this clause 5;

                           (vi) sixth, pari passu and rateably as between themselves payment to each Mortgage Insurer of an amount equal to the greater of the following:

                                    (A)      zero;   and

                                    (B)      the    difference    between    any
                                             overpayment  by  it of  amounts  in
                                             respect of income (for which it has
                                             not previously been reimbursed) and
                                             the   aggregate   of   the   Excess
                                             Distributions  paid to the Residual
                                             Income   Beneficiary   on  previous
                                             Quarterly   Payment   Dates   under
                                             clause 5.3(a);

                           (vii) seventh, pari passu and rateably as between themselves:

                                    (A)      any interest payable by the Trustee
                                             under    the    Redraw     Facility
                                             Agreement;

                                    (B)      the  payment to the  Currency  Swap
                                             Provider  under  each  Confirmation
                                             relating  to  US$  Notes  of the A$
                                             Class  A  Interest  Amount  payable
                                             under  that  Confirmation  at  that
                                             date;  and

                                    (C)      the   payment   to  the  Class  A-3
                                             Noteholders of the relevant Class A
                                             Interest amount;

                           (viii) eighth, any amounts that would have been payable under sub-paragraph (ix) on any previous Quarterly Payment Date, if there had been sufficient Total Available Funds, which have not been paid by the Trustee;


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                  (ix)     ninth,  the payment to the Class B Noteholders of the
                           relevant Class B Interest amount as at that date;

                  (x) tenth, any amounts that would have been payable under subparagraph

                  (xi) on any previous Quarterly Payment Date, if there had been sufficient Total Available Funds, which have not been paid by the Trustee;

                  (xi) eleventh, the payment to the Class C Noteholders of the Class C Interest amount;

                  (xii) twelfth, pari passu and rateably as between themselves payment to each Mortgage Insurer of an amount equal to any overpayment by that Mortgage Insurer of amounts in respect of income (for which that Mortgage Insurer has not previously been reimbursed).

         (d) The Trustee shall only make a payment under any of sub-paragraphs (c)(i) to (c)(xii) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Total Available Funds remain from which to make the payment after amounts with priority to that payment have been distributed.

5.2      EXCESS  AVAILABLE  INCOME - REIMBURSEMENT  OF CHARGE OFFS AND PRINCIPAL
         DRAWS

         (a) Subject to paragraph (b), on each Quarterly Determination Date, the Manager must apply any Excess Available Income for the Quarterly Collection Period relating to that Quarterly Determination Date in the following order of priority:

                  (i) first, the Excess Available Income must be applied in reimbursement of all Principal Charge Offs for that Quarterly Collection Period;

                  (ii) second, the balance of the Excess Available Income (after application under paragraph (i)) must be applied pari passu and rateably between themselves (based on the Redraw Principal Outstanding and the A$ Equivalent of the Stated Amount of the Class A Notes, as the case may be):

                           (A) as a payment, to the Currency Swap Provider under a Confirmation relating to the US$ Notes, of the A$ Equivalent of any Carryover Class A Charge Offs relating to the US$ Notes;

                           (B) as a payment to the Class A-3 Noteholders of an amount equal to the Carryover Class A Charge Offs relating to the Class A-3 Notes; and

                           (C) as a repayment under the Redraw Facility Agreement, as a reduction of, and to the extent of, the Carryover Redraw Charge Offs;

                  (iii) third, the balance of the Excess Available Income (after application under paragraphs (i) and (ii)) must be applied to all Principal Draws which have not been repaid as at that Quarterly  Payment Date;

                  (iv) fourth, the balance of the Excess Available Income (after application under paragraphs (i) to (iii) (inclusive)) must be applied in or towards reinstating the Stated Amount of the Class B Notes to the extent of any Carryover Class B Charge Offs; and


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                  (v)      fifth,  the  balance of the Excess  Available  Income
                           (after application under paragraphs (i) to (iv) (inclusive) must be applied in or towards reinstating the Stated Amounts of the Class C Notes to the extent of any Carryover Class C Charge Offs.

                  Any amount applied pursuant to sub-paragraphs (i) to (v) (inclusive) above will be treated as Principal Collections to the extent of that application and in the case of amounts paid under sub-paragraph (ii) or (v) will be paid on the Payment Date following that Determination Date.

         (b) The Trustee shall only make a payment under any of sub-paragraphs (a)(i) to (a)(v) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Excess Available Income remains from which to make the payment after amounts with priority to that payment have been distributed.


5.3      EXCESS DISTRIBUTION


         (a) The Trustee must at the written direction of the Manager pay any Excess Distribution for a Quarterly Collection Period to the Residual Income Beneficiary on the relevant Quarterly Payment Date.

         (b) The Trustee may not recover any Excess Distributions from the Residual Income Beneficiary once they are paid to the Residual Income Beneficiary except:

                  (i) where there has been a manifest error in the relevant calculation of the Excess Distributions; or

                  (ii) an amount equal to payments made or required to be made by the Trustee under clause 5.1(c)(xii) , and the Residual Income Beneficiary agrees to pay to the Trustee any such amount.

5.4      INITIAL PRINCIPAL DISTRIBUTIONS

         (a) (MONTHLY) Subject to paragraph (b), on each Monthly Payment Date (other than a Quarterly Payment Date) and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Monthly Collection Period ending immediately before that Monthly Payment Date, the following amounts in the following order of priority:

                  (i) first, to allocate to Total Available Funds any Principal Draw calculated in accordance with clause 5.9; and

                  (ii) second, to retain in the Collection Account as a provision such amount as the Manager determines is appropriate to make for any anticipated shortfalls in payments under clause 5.1 on the following Monthly Payment Date or Quarterly Payment Date.

         (b) (MONTHLY LIMIT) The Trustee shall only make a payment under any of sub-paragraphs (a)(i) and (a)(ii) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Principal Collections remain from which to make the payment after amounts with priority to that payment have been distributed.
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         (c)      (QUARTERLY)  Subject  to  paragraph  (d),  on  each  Quarterly
                  Payment Date, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the following amounts in the following order of priority:

                  (i) first, to allocate to Total Available Funds any Principal Draws calculated in accordance with clause 5.9;

                  (ii) second, to retain in the Collection Account as a provision such amount as the Manager determines is appropriate to make for any anticipated shortfalls in payments under clause 5.1 on the following Monthly Payment Date or Quarterly Payment Date;

                  (iii) third, subject to clause 5.8(d), to repay any Redraws provided by the Approved Seller in relation to Purchased Receivables in accordance with clause 5.8 to the extent that it has not previously been reimbursed in relation to those Redraws;

                  (iv) fourth, to repay all Redraw Principal Outstanding under the Redraw Facility Agreement on that Quarterly Payment Date;

                  (v) fifth, to retain in the Collection Account as a provision to reimburse further Redraws an amount equal to the Redraw Retention Amount for the next Quarterly Collection Period.

         (d) (QUARTERLY LIMIT) The Trustee shall only make a payment under any of sub-paragraphs (c)(i) to (c)(v) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Principal Collections remain from which to make the payment after amounts with priority to that payment have been distributed.

5.5      PRINCIPAL DISTRIBUTIONS PRIOR TO STEPDOWN DATE

         Subject to paragraph (g), on each Quarterly Payment Date prior to and including the Stepdown Date, or at any time if a Trigger Event is subsisting, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the following amounts in the following order of priority:

         (a) first, all the Initial Principal Distributions for that Collection Period;

         (b) second, as a payment to the Currency Swap Provider under a Confirmation relating to the Class A-1 Notes, of an amount equal to the lesser of:

                  (i) the amount available for distribution under this sub-paragraph (b) after all payments which have priority under this clause 5.5; and

                  (ii) the A$ Equivalent of the Invested Amounts for all Class A-1 Notes;

         (c) third, as a payment to the Currency Swap Provider under a Confirmation relating to the Class A-2 Notes, of an amount equal to the lesser of:

                  (i) the amount available for distribution under this sub-paragraph (c) after all payments which have priority under this clause 5.5; and

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                  (ii)     the A$  Equivalent  of the  Invested  Amounts for all
                           Class A-2  Notes;

         (d) fourth, as a payment to the Class A-3 Noteholders, of an amount equal to the lesser of:

                  (i) the amount available for distribution under this sub-paragraph (d) after all payments which have priority under this clause 5.5; and

                  (ii)     the  Invested  Amounts  in  respect  of all Class A-3
                           Notes;

         (e) fifth, as payment to the Class B Noteholders, of an amount equal to the lesser of:

                  (i) the amount available for distribution under this sub-paragraph (e) after all payments which have priority under this clause 5.5; and

                  (ii)     the Invested Amounts in respect of all Class B Notes;

         (f) sixth, as payment to the Class C Noteholders, of an amount equal to the lesser of:

                  (i) the amount available for distribution under this sub-paragraph (f) after all payments which have priority under this clause 5.5; and

                  (ii)     the Invested amounts in respect of all Class C Notes.

         (g) (LIMIT) The Trustee shall only make a payment under any of sub-paragraphs (a) to (f) inclusive if it is directed in writing to do so by the Manager and only to the extent that any Principal Collections remain from which to make the payment after amounts with priority to that payment have been distributed.

5.6      PRINCIPAL DISTRIBUTIONS AFTER STEPDOWN DATE

         Subject to paragraph (e), on each Quarterly Payment Date after the Stepdown Date, provided that no Trigger Event is subsisting, and based on the calculations, instructions and directions provided to it by the Manager, the Trustee must distribute or cause to be distributed out of Principal Collections, in relation to the Quarterly Collection Period ending immediately before that Quarterly Payment Date, the following amounts in the following order of priority:

         (a) first, all the Initial Principal Distributions for that Collection Period;

         (b)      as a  payment,  out  of the  Class  A  Principal  Distribution
                  Amount:

                  (i)      first,   to  the  Currency  Swap  Provider   under  a
                           Confirmation relating to the Class A-1 Notes, of an amount equal to the lesser of:

                           (A)      that Class A Principal  Distribution Amount;
                                    and

                           (B) the A$ Equivalent of the aggregate Invested Amounts of the Class A-1 Notes on that Payment Date;

                  (ii)     second,   to  the  Currency  Swap  Provider  under  a
                           Confirmation relating to the Class A-2 Notes, of an amount equal to the lesser of:

                           (A)      the   amount  of  the   Class  A   Principal
                                    Distribution Amount remaining after making the payment referred to in (b)(i); and

                           (B) the A$ Equivalent of the aggregate Invested Amount of the Class A-2 Notes on that Payment Date,
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                  (iii)    third, as a payment to the Class A-3 Noteholders,  of
                           an amount  equal to the  lesser of:

                           (A) the amount of the Class A Principal Distribution Amount remaining after making the payment referred to in (b)(i) and
                                    (b)(ii);  and

                           (B) the aggregate Invested Amount of the Class A-3 Notes on that Payment Date,

         (c) as a payment out of the Class B Principal Distribution Amount for that Payment Date to the Class B Noteholders of an amount equal to the aggregate Invested Amount of the Class B Notes on that Payment Date; and

         (d) as a payment out of the Class C Principal Distribution Amount for that Payment Date to the Class C Noteholders of an amount equal to the aggregate Invested Amount of the Class C Notes on that Payment Date.

         (e) (LIMIT) The Trustee shall only make a payment under any of the sub-paragraphs listed above if it is directed in writing to do so by the Manager only:

                  (i) in the case of sub-paragraphs (b) to (d) inclusive, to the extent that any Principal Collections remain from which to make the payment after amounts to be paid under paragraph (a); and

                  (ii) in the case of sub-paragraphs (b)(i) to (b)(iii) inclusive to the extent that any Principal Collections comprising part of the Class A Principal Distribution Amount remain after the amounts required to be paid under paragraph (b) with priority to that payment have been distributed.

5.7      FINAL MATURITY DATE

         On the Business Day immediately following the date on which all Secured Moneys (as defined in the Security Trust Deed) are fully and finally repaid, and only after payment of all amounts referred to in this clause 5, the Trustee must pay any Principal Collections which remain available:

         (a) first, to the Approved Seller in reduction of the Principal Outstanding (as defined in the Seller Loan Agreement) as a full and final settlement of the obligations of the Trustee under the Seller Loan Agreement; and

         (b)      second,   subject  to  the  rights  of  the  Residual  Capital
                  Beneficiary   under  clause  11.2,  to  the  Residual   Income
                  Beneficiary  as a  distribution  of capital of the trust.

5.8      REDRAWS

         (a) The Approved Seller, after receiving confirmation that it may do so from the Manager, may make Redraws to Obligors under Purchased Receivables so that the then scheduled principal balance of those Purchased Receivables is not exceeded.

         (b) The Approved Seller will be reimbursed in relation to any Redraw for which it has not previously been reimbursed under clause 5.4.

         (c) On each Quarterly Determination Date the Manager shall determine an amount, not exceeding 2% of the total Invested Amount of all Notes, which it reasonably anticipates will be required in the Quarterly Collection Period in which that Quarterly Determination Date

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                   occurs to fund further Redraws under Purchased Receivables in addition to any  prepayments of principal that it anticipates
                   will  be  received  from  Obligors   during  that   Quarterly
                   Collection Period. That amount, from time to time, less amounts withdrawn or deposited as described in this clause 5.8, is called the REDRAW RETENTION AMOUNT. The Manager shall on the day of such determination advise the Trustee of the amount so determined.

         (d) In addition to the Approved Seller's right of reimbursement under clause 5.8(b), the Trustee shall on each Business Day it receives a direction from the Manager to do so, reimburse the Approved Seller for Redraws made on or before that Business Day for which it has not received reimbursement but only to the extent of the aggregate of:

                  (i)      the  Redraw   Retention  Amount  for  that  Quarterly
                           Collection Period to the extent it has been funded under clause 5.4(c)(v); and

                  (ii)     any amount  which the  Manager is  entitled to direct
                           the  Trustee  to  draw  under  the  Redraw   Facility
                           Agreement at that time.

         (e) If the Manager determines on any Business Day that there is a Redraw Shortfall, the Manager may on that date direct in writing the Trustee to make a drawing under the Redraw Facility Agreement on that or any other Business Day equal to the amount which the Trustee is permitted to draw under clause 3.1(c) of the Redraw Facility Agreement at that time.

5.9      DETERMINATION DATE - PAYMENT SHORTFALL

         If the Manager determines on any Monthly Determination Date that there is a Payment Shortfall for the relevant Monthly Collection Period the Manager must direct the Trustee to pay out of Principal Collections, as a principal distribution under clause 5.4, an amount (the PRINCIPAL
         DRAW) equal to the lesser of:

         (a)      the  Payment  Shortfall;  and

         (b)      the amount of Principal Collections available for distribution
                  on  the  Monthly   Payment   Date   following   that   Monthly
                  Determination Date.

5.10     ALLOCATING LIQUIDATION LOSSES

         On each Quarterly Determination Date, the Manager must determine, in relation to the aggregate of all Liquidation Losses arising during that Quarterly Collection Period:

         (a) the amount of those Liquidation Losses which is attributable to interest, fees and expenses in relation to the relevant Purchased Receivables (FINANCE CHARGE LOSS); and

         (b) the amount of those Liquidation Losses which is attributable to principal in relation to the relevant Purchased Receivables (PRINCIPAL LOSS),

         on the basis that all Liquidation Proceeds actually received by or on behalf of the Trustee in relation to a Purchased Receivable are applied first against interest, fees and other Enforcement Expenses (other than Property Restoration Expenses) relating to that Purchased Receivable, and then against the Housing Loan Principal and Property Restoration Expenses relating to that Purchased Receivable.

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5.11     INSURANCE CLAIMS

         (a) If, on any Monthly Determination Date, the Manager determines that there has been a Liquidation Loss in relation to a Purchased Receivable during the immediately preceding Monthly Collection Period, the Manager shall direct the Servicer (if the Servicer has not already done so), promptly, and in any event so that the claim is made within the time limit specified in the relevant Mortgage Insurance Policy for that Purchased Receivable without the amount of the claim becoming liable to be reduced by reason of delay, to make a claim under the relevant Mortgage Insurance Policy.

         (b) Upon receipt of any amount under or in respect of a Mortgage Insurance Policy in payment of a claim referred to in paragraph (a), the Manager must determine which part of the amount is attributable to interest, fees and other amounts in the nature of income, and which part of that amount is attributable to principal.

5.12     PAYMENTS BEFORE PAYMENT DATE

         (a) Subject to the Transaction Documents, by no later than 4.00 pm (Sydney time) on the Remittance Date for a Collection Period, the Manager must deposit or use its best endeavours to procure that the Servicer deposits, in the Collection Account all Available Income and Principal Collections for that Collection Period to the extent received on or before that date.

         (b)      The Manager  must  direct the  Trustee  to:

                  (i)      apply amounts  credited to the Collection  Account in
                           making   payments  in  discharge  of  the   Trustee's
                           obligations  under  this  clause 5; and

                  (ii) make the applications and reinstatements required or contemplated by this clause 5,

                  in each case, under and in accordance with this clause 5.

5.13     CHARGE OFFS

         If the Principal Charge Offs for any Quarterly Collection Period exceeds the Excess Available Income calculated on the Quarterly Determination Date for that Quarterly Collection Period, the Manager must, on and with effect from the Quarterly Payment Date immediately following the end of the Quarterly Collection Period:

         (a) reduce pari passu and rateably as between themselves the Class C Stated Amount of each of the Class C Notes by the amount of that excess which is attributable to each Class C Note until the Class C Stated Amount is zero (CLASS C CHARGE OFFS); and

         (b) if the Class C Stated Amount is zero and any amount of that excess has not been applied under paragraph (a), reduce pari passu and rateably as between themselves the Class B Stated Amount of each of the Class B Notes by the amount of that excess which is attributable to each Class B Note until the Class B Stated Amount is zero (CLASS B CHARGE OFFS); and

         (c) if both the Class C Stated Amount and Class B Stated Amount are zero and any amount of that excess has not been applied under paragraph (b), reduce pari passu and rateably as

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                   between the Class A Notes and the Redraw  Facility  Agreement
                   with respect to the balance of that  excess:

                  (i) rateably as between each of the Class A Notes, the Class A Stated Amount on each of the Class A Notes until the Class A Stated Amount of that Class A Note is zero (CLASS A CHARGE OFFS); and

                  (ii) the Redraw Principal Outstanding under the Redraw Facility Agreement applied against Redraw Advances (as defined in the Redraw Facility Agreement) in reverse chronological order of their Drawdown Dates (as defined in the Redraw Facility Agreement), until the Redraw Principal Outstanding is zero (REDRAW CHARGE OFFS).

5.14     PAYMENTS INTO US$ ACCOUNT

         (a) The Trustee shall direct the Currency Swap Provider to pay all amounts denominated in US$ payable to the Trustee by the Currency Swap Provider under the Currency Swap into the US$ Account or to the Principal Paying Agent under the Agency Agreement on behalf of the Trustee.

         (b) If any of the Trustee, the Manager or the Servicer receives any amount denominated in US$ from the Currency Swap Provider under the Currency Swap they will promptly pay that amount to the credit of the US$ Account.

5.15     PAYMENTS OUT OF US$ ACCOUNT

         (a) The Trustee shall, on the direction of the Manager, or shall require that the Principal Paying Agent on its behalf, pay all amounts credited to the US$ Account as follows and in accordance with the Note Trust Deed and the Agency Agreement.

         (b) All amounts credited to the US$ Account by the Currency Swap Provider in relation to a payment by the Trustee in no order of priority:

                  (i) under clauses 5.1(c)(v) and (c)(vii)(B), will be paid pari passu in relation to US$ Notes as payments of Class A Interest on those US$ Notes;

                  (ii) under clause 5.2(a)(ii)(A), will be paid pari passu in relation to US$ Notes in or towards reinstating the Stated Amount of those US$ Notes, to the extent of the Carryover Class A Charge Offs;

                  (iii) amounts credited under clauses 5.5(b) and 5.6(b)(i), pari passu to Class A-1 Noteholders as Class A Principal Payments on the Class A-1 Notes until the Invested Amounts of the Class A-1 Notes have been reduced to zero; and

                  (iv) amounts credited under clauses 5.5(c) and 5.6(b)(ii) pari passu to Class A-2 Noteholders as Class A Principal payments on the Class A-2 Notes until the Invested Amounts of the Class A-2 Notes have been reduced to zero.


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5.16     ROUNDING OF AMOUNTS

         In making the calculations required or contemplated by this clause 5, the Manager shall round calculations to four decimal places, except that all monetary amounts shall be rounded down to the nearest cent or as otherwise required in this Supplementary Terms Notice.

5.17     MANAGER'S REPORT

         The Manager will provide to the Trustee, the Note Trustee and the Designated Ratings Agencies, the Manager's Report for a Collection Period no later than 4.00pm (Sydney time) on the Remittance Date following that Collection Period.

5.18     PAYMENT PRIORITIES FOLLOWING AN EVENT OF DEFAULT: SECURITY TRUST DEED

         Following an Event of Default as defined in the Security Trust Deed, the priority of payments with respect to the Trust will be governed by the Security Trust Deed.

5.19     PRESCRIPTION

         Despite any other provision of this Supplementary Terms Notice and the Master Trust Deed, Condition 8 applies to all amounts payable in relation to any US$ Note.

5.20     ACCOUNTING PROCEDURES: PRINCIPAL & INTEREST

         To facilitate the implementation of this Cashflow Allocation Methodology, the Manager will keep accounting records in accordance with the Transaction Documents and will keep separate ledgers, including a "Principal Account", "Income Account" and "Cash Account", into which credit and debit entries will be made to record receipts and payments of principal, income or amounts unallocated at the relevant time.

5.21     REPLACEMENT  OF CURRENCY SWAP

         (a) If the Currency Swap is terminated, the Trustee must, at the direction of the Manager, enter into one or more currency swaps which replace the Currency Swap (other than by way of transfer under section 6(b) of the Currency Swap) (collectively a REPLACEMENT CURRENCY SWAP) but only on the condition:

                  (i) that the Settlement Amount (as defined in the Currency Swap), if any, which is payable by the Trustee to the Currency Swap Provider on termination of the Currency Swap will be paid in full when due in accordance with this Supplementary Terms Notice and the Currency Swap;

                  (ii) the ratings assigned to the Notes are not adversely affected; and

                  (iii) the liability of the Trustee under that Replacement Currency Swap is limited to at least the same extent that its liability is limited under the Currency Swap.

         (b) If the condition in paragraph (a) is satisfied, the Trustee must at the direction of the Manager enter into the Replacement Currency Swap and if it does so it must direct the provider of the Replacement Currency Swap to pay any upfront premium to enter into the Replacement Currency Swap due to the Trustee directly to the Currency Swap Provider in satisfaction of and to the extent of the Trustee's obligation to pay the Settlement Amount to


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                   the Currency Swap  Provider as referred to in paragraph  (a).
                   If the Settlement Amount (if any) is payable by the Currency Swap Provider to the Trustee, the Manager shall direct the Currency Swap Provider to pay such amount direct to the Replacement Currency Swap Provider in satisfaction of any upfront premium to enter into the Replacement Currency Swap. Where the upfront premium payable upon entry into the Replacement Currency Swap is:

                  (i) payable by the Trustee to the Replacement Swap Provider, then the: (A) excess of the Settlement Amount over the upfront premium will be included as Available Income for the relevant Collection Period; and (B) excess of the upfront premium payable over the Settlement Amount will be satisfied by the Trustee as a TRUST EXPENSE; and

                  (ii) payable by the Replacement Swap Provider to the Trustee, then the:

                           (A) excess of the Settlement Amount over the upfront premium will be satisfied by the Trustee as a Trust Expense; and

                           (B) excess of the upfront premium over the Settlement Amount will be included as Available Income for the relevant Collection Period.

5.22     NOTICE OF CALCULATIONS

         The calculations outlined in this clause 5, or required to be made by the Manager under any Condition, must be made by the Manager and notified to the Trustee on each Determination Date. The Manager must also notify the Trustee of all details of payments which are to be made by or on behalf of the Trustee on each Payment Date. The Manager must also notify the Currency Swap Provider of all payments which are to be made by or on behalf of the Trustee on each Quarterly Payment Date under clauses 5.1(c)(v), 5.1(c)(vii)(D), 5.2(a)(ii)(A), 5.5(b), 5.5(c),
         5.6(b)(i) and 5.6(b)(ii) on each relevant Quarterly Determination Date. In the absence of manifest error, each of the Trustee and the Currency Swap Provider is entitled to rely conclusively on (and will rely on) the Manager's calculations and notifications and is not required to (and it will not) investigate the accuracy of them.

5.23     BOND  FACTORS

         (a) On each Quarterly Determination Date, the Manager will, in respect of the Collection Period ending before that Quarterly Determination Date, calculate or otherwise ascertain the Class A Bond Factors, the Class B Bond Factors and the Class C Bond Factors.

         (b) The Manager shall notify all Class A-3 Noteholders, all Class B Noteholders, all Class C Noteholders, the Principal Paying Agent, the Note Trustee and the Calculation Agent as soon as practicable after (and in any event by not later than the Quarterly Payment Date immediately following) the relevant
                  Quarterly Determination Date of the relevant Class A Bond Factors, the Class B Bond Factor and the Class C Bond Factor.


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5.24     LOAN OFFSET INTEREST

         On each Monthly Determination Date, the Approved Seller shall pay to the Trustee an amount equal to all Loan Offset Interest Amounts for the Monthly Collection Period immediately preceding that Monthly Determination Date.


6.       MASTER TRUST DEED AND SERVICING AGREEMENT
--------------------------------------------------------------------------------

6.1      COMPLETION  OF DETAILS IN  RELATION TO MASTER  TRUST DEED

         (a)      (MANAGER FEE)

                  For the purpose of clause 15 of the Master Trust Deed, the fee payable to the Manager in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

                  (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

                  (ii) at the rate of 0.09% per annum or as otherwise agreed by the Manager and the Trustee from time to time; and

                  (iii) on the actual number of days in the Quarterly Collection Period divided by 365 days,

                   and shall accrue due from day to day. That fee is payable in Australian dollars.

         (b)      (TRUSTEE'S FEE AND SECURITY TRUSTEE'S FEE)

                  (i) For the purpose of clause 19.1 of the Master Trust Deed and clause 11.2 of the Security Trust Deed, the combined fee payable to the Trustee and the Security Trustee in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

                           (A) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

                           (B) at the rate of 0.0275% per annum or as otherwise agreed by the Manager, the Trustee and the Security Trustee from time to time; and

                           (C)      on  the   actual   number  of  days  in  the
                                    Quarterly Collection Period divided by 365 days,

                            and shall accrue due from day to day. That fee is payable in Australian dollars.

                  (ii) If the Trustee or the Security Trustee (as the case may be) is required at any time to undertake duties which relate to the enforcement of the terms of any Transaction Document by the Trustee or Security Trustee (as the case may be) upon a default by any other party under the terms of that Transaction Document, the Trustee or Security Trustee (as the
                           case may be) is entitled to such additional remuneration as may be agreed between the Trustee or the Security Trustee (as the case may be) and the Manager or, failing agreement, such amount as is determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee or the Security Trustee (as the case may be). The
                           determination   of  such   merchant



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                            bank shall be conclusive  and binding on the Manager
                            and the Trustee or the Security Trustee (as the case may be) so far as the law allows.

         (c)      (SERVICING FEE)

                  For the purpose of clause 6.1 of the Servicing Agreement, the fee payable to the Servicer in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

                  (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

                  (ii) at the rate of 0.40% per annum or as otherwise agreed by the Manager, the Trustee and the Servicer from time to time; and

                  (iii) on the actual number of days in the Quarterly Collection Period divided by 365 days,

                  or as otherwise agreed by the Trustee, the Manager and the Servicer. That fee shall accrue due from day to day. That fee is payable in Australian dollars.

         (d)      (CUSTODIAN FEE)

                  For the purpose of clause 6.1 of the Custodian Agreement, the fee payable to the Custodian in respect of the Trust for each Quarterly Collection Period will be an amount calculated:

                  (i) on the aggregate Housing Loan Principal of the Purchased Receivables on the first day of that Quarterly Collection Period;

                  (ii) at the rate of 0.015% per annum or as otherwise agreed by the Manager, the Trustee and the Custodian from time to time; and

                  (iii) on the actual number of days in the Quarterly Collection Period divided by 365 days,

                  or as otherwise agreed by the Trustee, the Manager and the Custodian. That fee shall accrue due from day to day. That fee is payable in Australian dollars.

         (e)      (FEE CHANGES TO TAKE ACCOUNT OF GST)

                  None of the above fees in this clause 6.1 are to be increased by reference to any applicable goods and services tax unless:

                  (i)      the  Trustee,  the Manager and the  recipient  of the
                           relevant  fee  agree  (that   agreement   not  to  be
                           unreasonably  withheld);  and

                  (ii) the increase will not result in the downgrading or withdrawal of the rating of any Notes.

6.2      AMENDMENTS TO MASTER TRUST DEED

         The Master Trust Deed is amended for the purpose of the Trust as follows:

         (a)      CLAUSE 1.1 - AUTHORISED INVESTMENT



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                  For the purposes of the definition of AUTHORISED INVESTMENT in clause 1.1 of the Master Trust Deed:


                  (i)      each of the  investments in paragraphs (b), (d), (e),
                           (f), (g), (h), (i) and (j) of that definition must have a rating of AAA (long term) or A-1+ (short term) (as the case may be) from S&P, a rating of Aaa (long term) or P-1 (short term) (as the case may be) from Moody's and a rating of AAA (long term) or F1+ (short term) (as the case may be) from Fitch to be an AUTHORISED INVESTMENT for the Trust;

                  (ii) each of the investments in paragraphs (b) and (d)-(j) inclusive of that definition must mature no later than the next Quarterly Payment Date following its acquisition;

                  (iii)    each  investment  must be  denominated  in Australian
                           Dollars;

                  (iv) each investment must be of a type which does not adversely affect the 50% risk weighting attributed to the Notes by the Bank of England (as to which the Trustee may rely on external advice);

                  (v) each investment must be held by, or in the name of the Trustee or its nominee; (vi) sub-paragraph (i) is deleted and replaced with the following

                                    securities   which   are    "mortgage-backed
                                    securities" within the meaning of both the Duties Act, 1997 of New South Wales and the Trustee Act, 1958 of Victoria.

                  (vii) sub-paragraph (j)(1) is deleted and replaced with the following:

                                    prescribed for the purposes of sub-paragraph
                                    (d)  of  the  definition  of  a  "prescribed
                                    property"  in the  Duties  Act,  1997 of New
                                    South  Wales,  or  are  otherwise   included
                                    within the definition of "pool of mortgages" in that Act; and

                  (viii) the reference to Stamp Duties Act, 1920 in the last paragraph of that definition is deleted and replaced with Duties Act, 1997.

         (b)      CLAUSE 1.1 - AUTHORISED SIGNATORY

                   The  definition  of  Authorised   Signatory  is  deleted  and
                   replaced with the following:

                           AUTHORISED SIGNATORY in relation to any corporation means any person from time to time certified in writing by two directors of the corporation (or, in the case of the Trustee, by any divisional manager) to be an authorised signatory of the corporation, whose signature appears on such certificate and which signature is certified thereon by such directors (or such divisional manager) to be that person's signature(and, in the case of the Trustee or the Security Trustee (as the case may be), also includes any officer of the Trustee or the Security Trustee (as the case may be) who has the word "manager", "group executive" or "counsel" in their title).

         (C)      CLAUSE  1.1 - CEDEL BANK

                  (i) The definition of Cedel Bank is deleted and the following definition inserted:


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                            "CLEARSTREAM,  LUXEMBOURG means Clearstream Banking,
                            societe anonyme."

                  (ii)     Each reference to "Cedel Bank" in:

                           (A) paragraph (u) of the definition of EXPENSES in clause 1.1; and

                           (B)      the definition of NOTEHOLDERS in clause 1.1,

                            is deleted and replaced with the words "Clearstream, Luxembourg"

         (d)      CLAUSE 1.1 - EUROCLEAR

         The definition of Euroclear is deleted and the following definition inserted:

                  "EUROCLEAR means Euroclear Bank S.A./N.V."

         (e)      CLAUSE 1.1 - EXPENSES

                  For the purposes of the definition of EXPENSES in clause 1.1 of the Master Trust Deed, a new paragraph (w) is inserted as follows and the existing paragraph (w) becomes paragraph (x).

                           "(w) any fees and expenses payable to any Stock Exchange or DTC from time to time by the Trustee;"

         (f)      CLAUSE 1.1 - EXTRAORDINARY RESOLUTION

                  For the purposes of the definition of EXTRAORDINARY RESOLUTION in clause 1.1 of the Master Trust Deed, that definition is deleted and the following definition is inserted.

                           "Extraordinary Resolution" means, in relation to:

                           (a) any Class of A$ Noteholders subject to the provisions of the Security Trust Deed:

                                    (i)      a resolution passed at a meeting of
                                             that Class of A$  Noteholders  duly
                                             convened  and  held  in  accordance
                                             with the  provisions  contained  in
                                             clause 29 of this Master Trust Deed
                                             by a  majority  consisting  of  not
                                             less than 75% of the votes  able to
                                             be cast by the relevant Noteholders
                                             (cast by show of hands or poll,  as
                                             the  case   may  be);   or

                                    (ii)     a  resolution   in  writing   under
                                             clause 29 of this Master Trust Deed
                                             signed  by all  Noteholders  in the
                                             relevant Class of Noteholders;

                           (b) all Noteholders means, subject to the provisions of the Security Trust Deed a resolution  passed,  in a meeting  of all A$
                                    Noteholders   duly   convened  and  held  in
                                    accordance with the provisions  contained in
                                    clause 29 of this Master Trust Deed and in a
                                    meeting  of US$  Noteholders  in  accordance
                                    with  the  Note  Trust  Deed,   by  majority
                                    consisting of not less than 75% calculated as follows:

                                            (A X I) + U
                                            -----------
                                                T




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                                Where: A =      the percentage of A$ Noteholders
                                                voting    in   favour   of   the
                                                resolution;

                                       I =      the   US$   Equivalent   of  the
                                                aggregate Invested Amount of all
                                                A$ Notes;

                                       U =      the aggregate Invested Amount of
                                                the  US$   Notes   held  by  US$
                                                Noteholders  who voted in favour
                                                of the resolution

                                       T =      the Total Invested Amount.

                           (c) all Class A Noteholders means, subject to the provisions of the Security Trust Deed a resolution passed, in a meeting of all Class A-3 Noteholders duly convened and held in accordance with the provisions contained in clause 29 of this Master Trust Deed and in a meeting of US$ Noteholders in accordance with the Note Trust Deed, by majority consisting of not less than 75% calculated as follows:

                                            (A X I) + U
                                            -----------
                                                 T


                                Where: A =     the   percentage  of  Class  A-3
                                               Noteholders  voting in favour of
                                               the resolution;

                                       I =      the   US$   Equivalent   of  the
                                                aggregate Invested Amount of all
                                                Class A-3 Notes;

                                       U =      the aggregate Invested Amount of
                                                the  US$   Notes   held  by  US$
                                                Noteholders  who voted in favour
                                                of the resolution

                                       T =      the aggregate Invested Amount of
                                                all Class A Notes.

         (G)      CLAUSE 1.1 - DEFINITIONS

                  For the purpose of the Trust, the following new definitions are inserted, in alphabetical order, in clause 1.1 of the Master Trust Deed:

                           APPLICATION FOR NOTES means an application for A$ Notes in the form of schedule 2 to the Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                           AUSTRACLEAR means Austraclear Limited.

                           AUSTRACLEAR   REGULATIONS   means   the   regulations
                           published by Austraclear.

                           AUSTRACLEAR SYSTEM means the System as defined in the Austraclear Regulations.



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                           MARKED NOTE TRANSFER means a Note Transfer  marked as
                           in accordance with clause 7.15 of this Master Trust Deed.

                           NOTE ACKNOWLEDGEMENT means an acknowledgement of the registration of a person as the holder of an A$ Note in the form set out in schedule 3 to this Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                           NOTE TRANSFER means a transfer and acceptance of A$ Notes materially in the form of schedule 4 to this Supplementary Terms Notice or in such other form as may from time to time be agreed between the Trustee and the Manager.

                           REGISTER means in relation to a Trust, the register required to be maintained in accordance with clause 28 of this Master Trust Deed.

                           REPRESENTATIVE means:

                  (i) in the case of any A$ Noteholder, a person appointed as a proxy for that Noteholder under clause 29.9; and

                  (ii) without limiting the generality of paragraph (a), in the case of an A$ Noteholder which is a body corporate, a person appointed under clause 29.10 by that A$ Noteholder."

         (h)      CLAUSE 1.1 - GUARANTEED INVESTMENT CONTRACT

                  For the purposes of the definition of GUARANTEED INVESTMENT CONTRACT in clause 1.1 of the Master Trust Deed, the words "or any equivalent regulations issued under the Duties Act 1997" are inserted at the end of that definition.

         (i)      CLAUSE 1.1 - RESIDUAL CAPITAL BENEFICIARY

                  New definitions are inserted as follows:

                  RESIDUAL CAPITAL BENEIFICIARY, in relation to a trust, any person who holds or is taken to hold a Residual Capital Unit

         (j)      CLAUSE 1.1 - RESIDUAL CAPITAL UNIT

                  New definitions are inserted as follows:

                  RESIDUAL CAPITAL UNIT in relation to a trust, has the meaning given in the Supplementary Terms Notice for that Trust.

         (k)      CLAUSE 1.1 - RESIDUAL INCOME BENEFICIARY

                  New definitions are inserted as follows:

                  RESIDUAL INCOME BENEFICIARY, in relation to a trust, any person who hold or is taken to hold a Residual Income Unit.

         (l)      CLAUSE 1.1 - RESIDUAL INCOME UNIT

                  New definitions are inserted as follows:

                  RESIDUAL INCOME UNIT in relation to a trust, has the meaning given in the Supplementary Terms Notice for that Trust.



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         (m)      CLAUSE 1.1 - TERMINATION DATE

                  For the purpose of the definition of TERMINATION DATE in clause 1.1 of the Master Trust Deed, the words "and the Trustee and the Manager agree that no further Notes are proposed to be issued by the Trustee in relation to that Trust" are inserted at the end of paragraph (c)(i) of that definition.

         (n)      CLAUSE 4 - NOTES

                  For the purposes of the Trust, clause 4 in the Master Trust Deed is deleted and the following new clause 4 is inserted as follows.

                  4.       NOTES

                  4.1      ACKNOWLEDGEMENT OF INDEBTEDNESS

                            Subject to the terms of this Master Trust Deed and the Supplementary Terms Notice:

                           (a) each entry in the Register relating to a Trust in respect of an A$ Note; and

                           (b)      each US$ Note issued by a Trust,

                           constitutes an independent and separate acknowledgement to the relevant Noteholder by the Trustee of its indebtedness as trustee of the Trust for the Invested Amount of that Note together with the other rights given to Noteholders under this Master Trust Deed, the Supplementary Terms Notice and the Security Trust Deed, and (in relation to a US$
                           Note)   the  Note   Trust   Deed  and  the   relevant
                           Conditions.

                  4.2      LEGAL NATURE OF NOTES

                           (a) A$ Notes will be in the form of inscribed stock, and the Trustee's obligations in relation to those A$ Notes and under this Master Trust and this Supplementary Terms
                                    Notice   in   respect   of  those  A$  Notes
                                    (including any obligation to pay interest or
                                    principal)   will   become    effective   on
                                    inscription  in the  Register  for the Trust
                                    under   this    Master    Trust   and   this
                                    Supplementary Terms Notice of the details for those A$ Notes.

                           (b) US$ Notes will be in registered form in respect of Book-Entry Notes and will be in bearer or registered form in respect of Definitive Notes, provided that there will be no bearer notes issued in the United States of America.

                  4.3      TERMS OF NOTES

                           (a) All Notes issued by the Trustee as trustee of a Trust shall be issued with the benefit of, and subject to, this Master Trust Deed, the relevant Supplementary Terms Notice and the relevant Security Trust Deed and, in relation to the US$ Notes, the relevant Note Trust Deed and the relevant Conditions.

                           (b) The documents referred to in paragraph (a) are binding on the Manager, the Trustee, the Note Trustee, the Security Trustee and the Noteholders.


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                  4.4      INTEREST AND PRINCIPAL ENTITLEMENT OF NOTEHOLDERS

                           Subject to this Master Trust Deed, the relevant Supplementary Terms Notice and the relevant Security Trust Deed and, in relation to the US$ Notes, the relevant Note Trust Deed and the relevant Conditions (and, in particular, subject to any such provisions which provide for principal losses to be charged off against any Notes), the Trustee as trustee of a Trust shall, in respect of the Notes issued by it in that capacity, pay or cause to be paid to the Noteholders (as relevant) of those Notes;

                           (a)      (INTEREST)  Interest   Entitlement  on  each
                                    Interest Payment Date; and

                           (b) (PRINCIPAL) their Principal Entitlement on each Quarterly Payment Date.

                  4.5      NOTES NOT INVALID IF ISSUED IN BREACH

                           No Note shall be invalid or unenforceable on the ground that it was issued in breach of this Master Trust Deed, the relevant Supplementary Terms Notice or any other Transaction Document.

                  4.6      LOCATION OF A$ NOTES

                           The property in the A$ Notes shall for all purposes be regarded as situated at the place where the Register on which those A$ Notes are recorded is located.

                  4.7      NO DISCRIMINATION BETWEEN NOTEHOLDERS

                           There shall not be any discrimination or preference between Notes within the same Class, or the corresponding Noteholders, in relation to a Trust by reason of the time of issue of Notes or for any other reason, subject only to the Supplementary Terms Notice relating to the Notes, the terms of the Security Trust Deed (if any) relating to the Trust and (in relation to the US$ Notes) the relevant Note Trust Deed and the relevant Conditions.

                  4.8      NOTE REGISTER

                           In the event that any Definitive Notes are issued in registered form, the Trustee (or if the Trustee fails to do so, the Manager on behalf of the Trustee) will appoint a person to operate and maintain a register of those Definitive Notes in accordance with standard United States practice and law.

         (o)      CLAUSE 5.3 - RANKING OF INTEREST OF BENEFICIARY

                  For the purposes of clause 5.3 of the Master Trust Deed, the Trustee may seek and rely upon a direction from the Note Trustee as to the interests of the US$ Noteholders.

         (p)      CLAUSES  6.1 AND  6.6(A) - NOTE  ISSUE  DIRECTION

                  (i) For the purposes of clause 6.1 of the Master Trust Deed, the Note Issue Direction for the Notes may be issued by the Manager on or at any time prior to the
                           Note Issue Date for the Notes.

                  (ii) For the purposes of clause 6.6(a) of the Master Trust Deed, the certification by the Manager may occur on or at any time prior to the Note Issue Date for the Notes.


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         (q)      CLAUSE 6.7 -  SUBSCRIPTION  AGREEMENT

                  (i) Clause 6.7(c) of the Master Trust Deed is amended by replacing paragraph (i) with the following

                          (i)      (TRANSACTION   DOCUMENTS)  entered  into  the
                                   Transaction Documents to which it is a party in its capacity as trustee of the Trust.

                  (ii) For the purposes of clause 6.7(a)(iii), the Trustee will enter into the Subscription Agreements.

         (r)      CLAUSE 6.8 - ACTION FOLLOWING NOTE ISSUE

                  For the purposes of the Trust, clause 6.8 of the Master Trust Deed is deleted and the following new clause 6.8 is inserted:

                           6.8      ACTION FOLLOWING NOTE ISSUE

                                    As soon as  practicable  after a Note  Issue
                                    Date for a Trust:

                                    (a)      in relation to A$ Notes only:

                                            (i)      (ENTER   DETAILS   IN   THE
                                                     REGISTER) the Trustee shall
                                                     enter into the Register for
                                                     that  Trust  in  accordance
                                                     with    clause    28    the
                                                     information  required under
                                                     clause 28.1;

                                            (ii)     (ISSUE                 NOTE
                                                     ACKNOWLEDGEMENT)        the
                                                     Trustee  shall issue a Note
                                                     Acknowledgement  to each A$
                                                     Noteholder  in  respect  of
                                                     its  holding  of A$  Notes;
                                                     and

                                            (iii)    (ISSUE      MARKED     NOTE
                                                     TRANSFERS)  if requested by
                                                     an  A$  Noteholder  in  its
                                                     Application for Notes,  the
                                                     Trustee   shall   issue   a
                                                     Marked  Note   Transfer  to
                                                     that A$ Noteholder; and

                                    (b)     in relation  to US$ Notes only,  the
                                            Trustee  shall issue those US$ Notes
                                            in accordance with the relevant Note
                                            Trust   Deed   and   the    relevant
                                            Supplementary Terms Notice.

         (S)      CLAUSE 7 - TRANSFER OF NOTES

                  For the purpose of this Trust, Clause 7 of the Master Trust Deed is deleted and the following new clause 7 is inserted:

                  7.       TRANSFER OF NOTES

                  7.1      NO RESTRICTIONS ON TRANSFER OF NOTES

                           Subject to this Master Trust Deed and the relevant Supplementary Terms Notice and (in respect of the US$ Notes) the relevant Note Trust Deed and Conditions, there shall be no restriction on the transfer of Notes.

                  7.2      MINIMUM TRANSFER

                           (a) An A$ Noteholder must not transfer any A$ Notes held by it unless:



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                                   (i)      the amount payable by the transferee
                                            for  those A$ Notes is not less than
                                            A$500,000; or

                                   (ii) the offer or invitation to the transferee by the A$ Noteholder in relation to the A$ Notes is an offer or invitation that will not require disclosure under Part 6D.2 of the Corporations Law.

                           (b) No A$ Note has been or will be registered under the United States Securities Act of 1933 as amended (the SECURITIES ACT) and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

                           (c) No transfer may be made of any US$ Notes in circumstances which would require the preparation, issue and/or filing of a prospectus in England pursuant to the Public Offers of Securities Regulations 1995 or under any replacement or subsidiary legislation or regulations.

                           (d) None of the Trustee, the Manager, the Servicer, any Note Manager, the Note Trustee, the Security Trustee or an Approved Seller is liable to any Noteholder in relation to a breach by that Noteholder of paragraph (b).

                  7.3      FORM OF TRANSFER

                           Every transfer of A$ Notes shall be effected by a Note Transfer.

                  7.4      EXECUTION OF NOTE TRANSFER

                           Every Note Transfer shall be duly completed and executed by the transferor and transferee.

                  7.5      STAMPING OF NOTE TRANSFER

                           Every Note Transfer lodged with the Trustee shall be duly stamped (if applicable).

                  7.6      DELIVERY OF NOTE TRANSFER TO TRUSTEE

                           Every  Note  Transfer   shall  be  delivered  to  the
                           Trustee, together with the Note Acknowledgement to which it relates, for registration.

                  7.7      REGISTRATION OF TRANSFEREE AS A$ NOTEHOLDER

                           Subject to this clause 7, the Trustee shall, on receipt of a Note Transfer, enter the transferee in the Register as the holder of the A$ Notes which are the subject of the Note Transfer.

                  7.8      TRUSTEE  ENTITLED  TO  REFUSE  TO  REGISTER  CLASS  B
                           TRANSFER

                           The Trustee may refuse to register any Note Transfer which would result in:

                           (a) (BREACH) a contravention of or failure to observe:

                  (i)      (MASTER  TRUST DEED) the terms of this  Master  Trust
                           Deed;



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                  (ii)     (SUPPLEMENTARY   TERMS   NOTICE)  the  terms  of  the
                           Supplementary Terms Notice;

                  (iii) (SECURITY TRUST DEED) the terms of the Security Trust Deed; or

                  (iv)     (THE LAW) any law of an Australian Jurisdiction; or

                           (b) (REQUIRES REGISTRATION) an obligation to procure registration of any of the above with, or the approval of any of the above by, any Government Agency.

                  7.9      REFUSAL TO REGISTER ABSOLUTE

                           The Trustee shall not be bound to give any reason for refusing to register any Note Transfer and its decision shall be final, conclusive and binding. If the Trustee refuses to register a Note Transfer it shall, as soon as practicable (and in no event later than 7 days after the date the Note Transfer was lodged with it), send to the transferor and the transferee notice of such refusal.

                  7.10     NO FEE FOR REGISTRATION OF A NOTE TRANSFER

                           No fee shall be charged for the registration of any Note Transfer.

                  7.11     TAKING EFFECT OF NOTE TRANSFERS

                           (a) (NOTE TRANSFER NOT EFFECTIVE UNTIL REGISTRATION) A Note Transfer shall not take effect until registered by the Trustee and until the transferee is entered in the Register as the holder of the A$ Notes which are the subject of the Note Transfer, the transferor shall remain the holder of those A$ Notes.

                           (b) (TRANSFER RECEIVED WHEN REGISTER CLOSED) When a Note Transfer is received by the Trustee during any period when the Register is closed for any purpose, the Trustee shall not register the Note Transfer until the Business Day after the day on which that Register is reopened.

                  7.12     RIGHTS AND OBLIGATIONS OF TRANSFEREE

                           Subject to this Master Trust Deed and the relevant Supplementary Terms Notice, a transferee of A$ Notes, on being noted in the Register as the holder of the A$ Notes, shall have the following rights and obligations:

                           (a)     (THOSE OF THE  TRANSFEROR) all the rights and
                                   the   obligations    which   the   transferor
                                   previously had; and

                           (b) (THOSE UNDER MASTER TRUST DEED) all the rights and obligations of an A$ Noteholder as provided by this Master Trust Deed and the relevant Supplementary Terms Notice as if the transferee was originally a party to this Master Trust Deed and that Supplementary Terms Notice.

                  7.13     PAYMENTS TO TRANSFEREE

                           Subject to this Master Trust Deed  (including  clause
                           32.1 of the  Master  Trust  Deed),  on the entry of a
                           transferee of A$ Notes in the Register, the transferee shall become entitled to receive any payments then due or which may become due to the holder of the relevant A$ Notes (including whether or not the entitlement to




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                           payment  wholly or partly  arose or accrued  prior to
                           the transfer and the Trustee shall be discharged for any such payment made to the transferee).

                  7.14     TRANSMISSION OF ENTITLEMENTS

                           (a) (ELECTION) Any person becoming entitled to an A$ Note as a result of the death, mental incapacity or bankruptcy of an A$ Noteholder may, on producing such evidence as the Trustee requires of their entitlement, elect to be either registered as the A$ Noteholder in respect of the relevant A$ Notes or to transfer the relevant A$ Notes to a third party in the manner specified in this clause.

                           (b) (METHOD OF ELECTION) If an entitled person elects to be registered as the A$ Noteholder, the person shall deliver to the Trustee a notice in writing to this effect signed by the person. If the person elects to have another person registered he or she shall execute a Note Transfer in relation to the relevant A$ Notes in favour of that other person. All the provisions of this Master Trust Deed and the relevant Supplementary Terms Notice relating to the transfer of A$ Notes and the registration of Note Transfers shall be applicable to any such notice or Note Transfer as if the death, mental incapacity or bankruptcy of the A$ Noteholder had not occurred and the notice or Note Transfer was a Note Transfer executed by the A$ Noteholder.

                           (c) (DISCHARGE) A person entitled to A$ Notes under this clause shall be entitled to receive and may give a good discharge for all moneys payable in respect of such A$ Notes but, except as otherwise provided by this Master Trust Deed and the relevant Supplementary Terms Notice, shall not be entitled to any of the rights or privileges of an A$ Noteholder unless and until the person is entered in the Register as the holder of those A$ Notes.

                  7.15     MARKED NOTE TRANSFER

                           (a) (ENTITLEMENT TO MARKING) An A$ Noteholder may from time to time request the Trustee to provide the A$ Noteholder with a Marked Note Transfer.

                           (b) (MARKING) The A$ Noteholder shall deliver a Note Transfer to the Trustee and the Trustee shall mark the Note Transfer in such manner as agreed from time to time by the Trustee and the Manager and issue the same to the A$ Noteholder.

                           (c) (TRUSTEE WILL NOT REGISTER TRANSFER) Until the expiry of 90 days (or any substitute period as the Trustee and Manager agree from time to time and as advised to A$ Noteholders) from the date on which the Note Transfer was marked, the Trustee shall not register any transfer of A$ Notes relating to the Marked Note Transfer otherwise than on that Marked Note Transfer.



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                           (d)     (NO  EXTENSION  BY CLOSING OF  REGISTER)  The
                                   period referred to in sub-paragraph (c) shall
                                   not  be   extended  by  the  closing  of  the
                                   Register for any purpose.

                           (e)     (DELIVERY)  A Marked Note  Transfer  shall be
                                   issued to an A$ Noteholder by personal delivery at the time the A$ Noteholder attends the offices of the Trustee (or such other place nominated by the Trustee) for the marking of the Note Transfer by the Trustee.

                  7.16     RELIANCE ON DOCUMENTS

                           The Trustee shall be entitled to accept and assume the authenticity and genuineness of any Note Transfer or other document produced to it and to assume that any Note Transfer or other document produced to it has been duly executed. The Trustee shall not be bound to enquire into the authenticity or genuineness of any Note Transfer or other document, nor shall it incur any liability for registering any Note Transfer which is subsequently discovered to be a forgery or otherwise defective, unless the Trustee had actual notice of such forgery or defect at the time of registration of such Note Transfer.

                  7.17     SPECIMEN SIGNATURES

                           The Trustee may (but need not) require each A$ Noteholder to submit specimen signatures (and in the case of a corporation may require those signatures to be authenticated by the secretary or director of such A$ Noteholder) of persons authorised to execute Note Transfers on behalf of such A$ Noteholder and shall be entitled to assume (until notified to the contrary) that such authority has not been revoked.

                  7.18     NOTES LODGED WITH AUSTRACLEAR

                           If A$ Notes are lodged into the Austraclear System, the Trustee shall enter Austraclear in the Register as the holder of those A$ Notes. While those A$ Notes remain in the Austraclear System:

                           (a) all payments and notices required of the Trustee and the Manager in relation to those A$ Notes will be directed to Austraclear; and

                           (b) all dealings (including transfers) and payments in relation to those A$ Notes within the Austraclear System will be governed by the Austraclear Regulations and need not comply with this clause 7 to the extent of any inconsistency.

         (t)      CLAUSE 7A - NOTE ACKNOWLEDGEMENT

                  For the purposes of the Trust a new clause 7A is inserted in the Master Trust Deed as follows:

                           7A.      NOTE ACKNOWLEDGEMENT

                           7A.1     ISSUE OF NOTE ACKNOWLEDGEMENT




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                                    When  a  person  has  been  entered  in  the
                                    Register as the holder of A$ Notes,  as soon
                                    as  practicable  (and in any  event no later
                                    than 5 Business Days or such shorter  period
                                    specified  in  the  relevant   Supplementary
                                    Terms Notice or as  otherwise  agreed by the
                                    Trustee  with  the  person  or the  Manager)
                                    thereafter,  the Trustee  shall issue a Note
                                    Acknowledgement to that person in respect of
                                    those  A$  Notes.  If the  person  has  been
                                    entered  into  the  Register  under  a  Note
                                    Transfer  and the  transferor  continues  to
                                    retain a holding  of A$ Notes,  the  Trustee
                                    shall,  within the same period stated above,
                                    issue    to    the    transferor    a   Note
                                    Acknowledgement in respect of that retained holding of A$ Notes. No certificates will be issued in respect of A$ Notes.

                           7A.2     NOTE   ACKNOWLEDGEMENT  NOT  CERTIFICATE  OF
                                    TITLE

                                    A  Note  Acknowledgement   shall  not  be  a
                                    certificate  of title as to A$ Notes and the
                                    Register   shall  be  the  only   conclusive
                                    evidence  of the  ownership  of A$ Notes and
                                    the   entitlements   under   them.   A  Note
                                    Acknowledgement   cannot   be   pledged   or
                                    deposited as security nor can an A$ Note be transferred by delivery of only a Note Acknowledgement.

                           7A.3     EXECUTION OF NOTE ACKNOWLEDGEMENT

                                    Each Note Acknowledgement shall be signed on
                                    behalf  of  the  Trustee  manually,   or  in
                                    facsimile by mechanical or electronic means,
                                    by any Authorised  Signatory of the Trustee.
                                    If any  Authorised  Signatory of the Trustee
                                    whose   signature    appears   on   a   Note
                                    Acknowledgement  dies or otherwise ceases to
                                    be an Authorised  Signatory  before the Note
                                    Acknowledgement has been issued, the Trustee
                                    may    nevertheless     issue    the    Note
                                    Acknowledgement.

                           7A.4     MORE THAN ONE NOTE ACKNOWLEDGEMENT

                                    If an A$  Noteholder  wishes to receive more
                                    than  one  Note   Acknowledgement  it  shall
                                    return  its  Note   Acknowledgement  to  the
                                    Trustee and at the same time request in writing the issue of a specified number of separate Note Acknowledgements. Subject to clause 4.5, the Trustee shall then cancel the original Note Acknowledgement and issue, in lieu, separate Note Acknowledgements. A fee prescribed by the Trustee (not exceeding $10 for each Note Acknowledgement) shall be paid by the A$ Noteholder to the Trustee.

                           7A.5     WORN    OUT,    DEFACED    OR   LOST    NOTE
                                    ACKNOWLEDGEMENT

                                    If any Note  Acknowledgement  is worn out or
                                    defaced  then, on production to the Trustee,
                                    the  Trustee  may  cancel  the  same and may
                                    issue  a new  Note  Acknowledgement.  If any
                                    Note  Acknowledgement  is lost or  destroyed
                                    then,  on proof to the  satisfaction  of the
                                    Trustee,   and  on  such  indemnity  as  the
                                    Trustee may consider adequate having been given, a new Note Acknowledgement shall be given to the person entitled to such lost or destroyed Note Acknowledgement. An entry as to the issue of the



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                                    new   Note   Acknowledgement   and   of  the
                                    indemnity  (if  any)  shall  be  made in the
                                    Register.  A fee  prescribed  by the Trustee
                                    (not  exceeding  $10)  shall  be paid by the
                                    person     requesting     the    new    Note
                                    Acknowledgement to the Trustee.

                           7A.6     JOINT HOLDINGS

                                    If a  single  parcel  of A$ Notes is held by
                                    more than one person,  only the person whose
                                    name  stands   first  in  the   Register  in
                                    relation to that parcel of A$ Notes shall be entitled to:

                                   (a)      be   issued   the   relevant    Note
                                            Acknowledgement  and, if applicable,
                                            a Marked Note Transfer;

                                   (b)      be given any notices; and

                                   (c) be paid any moneys due in respect of such A$ Notes.

                           7A.7     DELIVERY OF NOTE ACKNOWLEDGEMENT

                                    A Note  Acknowledgement  may be  sent to the
                                    relevant  A$   Noteholder   by  mail  or  by
                                    personal delivery to the A$ Noteholder's address appearing in the Register and the Note Acknowledgement so sent shall be at the risk of that A$ Noteholder.

         (u)      CLAUSE 8.5 - AUTHORISED INVESTMENT

                  For the purposes of Clause 8.5 of the Master Trust Deed, but subject always to the right of substitution under clause 8, Authorised Investments shall not include those investments specified in paragraphs (a) and (c) of the definition of Authorised Investments in the Master Trust Deed, namely:

                  (i) Loans secured by Mortgages, those Mortgages, other Related Securities and Receivable Rights; and

                  (ii)     other   Receivables,    Receivable   Securities   and
                           Receivable Rights approved by the Manager.

         (v)      CLAUSE 12.3(B) SALE NOTICE

                  For the purposes of clause 12.3(b) of the Master Trust Deed, a Sale Notice may be delivered to the Trustee by the Approved Seller on or at any time prior to the Expiry Time.

         (w)      CLAUSE 12.5(A)(III) - CONDITIONS PRECEDENT TO PURCHASE

                  For the purposes of clause 12.5(a)(iii) of the Master Trust Deed, the following is a condition precedent to the giving of a Sale Notice:

                  (i) (CERTIFIED COPIES) Certified copies of the forms of each Mortgage Insurance Policy, and the forms of the Receivable Agreements, relating to the Purchased Receivables.

         (x)      CLAUSE 12.6(A)(VII) REPRESENTATIONS AND WARRANTIES



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                  For the  purposes of clause  12.6(a)(vii)  of the Master Trust
                  Deed,  the  Approved   Seller  makes  the  following   further
                  representations  and  warranties  in  relation  to  each  Sale
                  Notice.

                  (i) (ASSIGNABILITY) All consents required in relation to the assignment of the Receivables specified in the Sale Notice and the related Receivable Rights have been obtained. Those Receivables and Receivable Rights are assignable.

                  (ii) (QUALITY OF TITLE) It is the sole, legal and beneficial owner of the Receivables specified in the Sale Notice and the related Receivable Rights. Those Receivables and the related Receivable Rights, together with the interest of the Approved Seller under the Relevant Documents, are owned by it free and clear of any Security Interest (other than any Security Interest arising solely as the result of any action taken by the Trustee in connection with the Trust).

                  (iii) (ELIGIBLE RECEIVABLE) As at the relevant Cut-Off Date, each Receivable which is specified in the Sale Notice is an Eligible Receivable. In relation to any related Receivable Security that is required to be registered with any Government Agency and which is not registered at its Cut-Off Date, it will be registered.

                  (iv) (RECEIVABLE SECURITIES) Each Receivable and Receivable Security which is specified in the Sale Notice and each Related Security is legally valid, binding and enforceable against the relevant Obligor(s) in all material respects except to the extent that it is affected by laws relating to creditors rights generally, or doctrines of equity.

                  (v) (SET OFF) Once equitably assigned to the Trustee, no Receivable which is specified in the Sale Notice or related Receivable Right will be subject to any right of rescission, set off, counterclaim or similar defence.

                  (vi) (COMPLIANCE WITH LAWS) At the time each Receivable and Receivable Security which is specified in the Sale Notice and each Related Security was entered into and up to and including the Closing Date, it complied in all material respects with applicable laws, including, without limitation, where the Consumer Credit Legislation applies, the Consumer Credit Legislation and the performance by the Approved Seller of its obligations in respect of each such Receivable, Receivable Security and Related Security (including without limitation, its variation, discharge, release, administration, servicing and enforcement) up to and including the Closing Date complied in all material respects with applicable laws including, without limitation, where the Consumer Credit Legislation applied, the Consumer Credit Legislation.

                  (vii) (OWNERSHIP) In relation to each Receivable Security which is specified in the Sale Notice, the relevant Obligor(s) is or are the sole legal owner of the relevant Mortgaged Property and registered as the sole proprietor(s) of the relevant Mortgaged Property.

                  (viii) (INSURANCE) Each Receivable which is specified in the Sale Notice is the subject of a Mortgage Insurance Policy from a Mortgage Insurer for the scheduled term of that Receivable for the amount of that Receivable and which is not subject to the



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                           Pool Policy.  The sale of each such Receivable to the
                           Trustee is not contrary to the relevant Mortgage Insurance Policy. The Approved Seller has not done or omitted to do anything which might prejudicially affect or limit its rights or the rights of the Trustee under or in respect of a Mortgage Insurance Policy (including the payment of any premiums due under that Mortgage Insurance Policy) to the extent that those rights relate to that Receivable or the related Receivable Rights. On transfer to the Trustee of equitable title to a Purchased Receivable:

                           (A) the Trustee will have the benefit of the relevant Mortgage Insurance Policy for that Receivable; and

                           (B) the Approved Seller will procure that the Trustee receives evidence of each Mortgage Insurer's acknowledgement of the transfer.

                  (ix) (SOLVENCY OF MORTGAGE INSURER) The Approved Seller does not have actual notice that any Mortgage Insurer under any Mortgage Insurance Policy in relation to a Receivable is insolvent or will be unable to pay a valid claim.

                  (x) (SOLVENCY OF OTHER INSURERS) The officers of the Approved Seller who have responsibility for the transactions contemplated by the Transaction Documents do not have actual notice that any insurer under any insurance policy (other than a Mortgage Insurer under any Mortgage Insurance Policy) in relation to a Receivable is insolvent or will be unable to pay a valid claim.

                  (xi) (SELECTION PROCESS) There is no fraud, dishonesty, material misrepresentation or negligence on the part of the Approved Seller in connection with the selection and offer to the Trustee of any Receivables or related Receivable Securities which is specified in the Sale Notice.

                  (xii) (NO VOID TRANSACTIONS) The assignment of the Receivables which are specified in the Sale Notice and Receivable Rights will not be held by a court to be an undervalue transfer, a fraudulent conveyance, or a voidable preference under any law relating to insolvency.

                  (xiii) (SECURITY INTEREST) The sale, transfer and assignment of the Approved Seller's interest in the Receivables which are specified in the Sale Notice and the related Receivable Rights, will not constitute a breach of any Relevant Document or the Approved Seller's obligations or a default by the Approved Seller under any Security Interest.

                  (xiv) (RELEVANT DOCUMENTS) The Approved Seller holds in its possession or control all Relevant Documents that relate to the Receivables and the related Receivable Securities which are specified in the Sale Notice necessary to register and enforce the provisions of and the security created by the relevant Receivable Securities.

                  (xv) (SOLVENCY) The Approved Seller is solvent, is able to pay its debts as and when they become due and payable and has no notice of, nor taken any steps in relation to, any application or order for its winding up or the appointment of a receiver or liquidator to it or any of its assets.




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                  (xvi)    (NO RESCISSION,  ETC) As at the Cut-Off Date, none of
                           the Receivables and none of the Receivable Securities
                           which  are   specified   in  the  Sale   Notice  were
                           satisfied, cancelled, discharged or rescinded and the
                           Mortgaged   Property   relating   to  each   relevant
                           Receivable and Receivable Security had not been released from the security of the relevant Receivable Securities.

                  (xvii) (INTEREST RATE) Except as specified in a Receivable Agreement, a Receivable Security or the Sale Notice, and subject to applicable laws, the interest rate for each such Receivable is not subject to any limitation, no consent, additional memoranda or other writing is required from the relevant Obligor to give effect to a change in that rate and any change in that rate will be effective on notice being given to that Obligor in accordance with the terms of the relevant Receivable or Receivable Security.

                  (xviii) (COMPLIANCE WITH PROCEDURES) At the time each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into it complied in all material respects with the Approved Seller's underwriting and operations procedures, as agreed with the Manager.

                  (xix) (GOOD FAITH) Each Receivable and Receivable Security which is specified in the Sale Notice and each Related Security was entered into by the Approved Seller in good faith.

                  (xx) (ORDINARY COURSE OF BUSINESS) At the time each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into, it was not purchased by the Approved Seller but was originated in the ordinary course of the Approved Seller's business.

                  (xxi) (FIRST RANKING SECURITY) In respect of each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security, the Approved Seller has taken all reasonably necessary steps to ensure that each related Mortgage complies with the applicable legal requirements to be a first ranking Mortgage secured over land, subject to registration in due course.

                  (xxii) (NO NOTICE OF BANKRUPTCY OR WINDING UP) At the time each Receivable and each Receivable Security which is specified in the Sale Notice and each Related Security was entered into at any time prior to the Closing Date, the Approved Seller had not received any notice of any insolvency, bankruptcy or liquidation of the Obligor(s) or any guarantors or security providers (except that if a Receivable is in Arrears but complies with the Eligibility Criteria, the fact that it is in Arrears is not in and of itself notice of insolvency) or any notice that any such person did not have the legal capacity to enter into the relevant Mortgage.

                  (xxiii) (NO WAIVER, ETC) As at the Cut-Off Date, none of the Receivables and none of the Receivable Securities which is specified in the Sale Notice and no Related Security had been waived or altered, except in writing and as part of the Relevant Documents.




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                  (xxiv)   (INFORMATION ON RECEIVABLES) All information provided
                           by the Approved Seller to the Trustee in connection with the Receivables, the Receivable Securities and the Related Securities was, when given, true and accurate in all material respects and not misleading or deceptive and did not omit to state a material fact necessary in order to make the statements therein in light of the circumstances in which they were made not misleading or deceptive.

                  (xxv) (NO KNOWLEDGE OF ADVERSE EVENT) As at the Cut-Off Date, the Approved Seller was not aware of any circumstance or event that may materially and adversely affect:

                           (A)      the   value   or   enforceability   of   any
                                    Receivable,  Receivable  Security or Related
                                    Security; or

                           (B)      the  ability  of  the  Approved   Seller  to
                                    perform    its    obligations    under   the
                                    Transaction Documents.

                  (xxvi) (FAIR CONSIDERATION) The Approved Seller regards the consideration paid for the Receivables specified in the Sale Notice as fair and equals the outstanding principal of the Receivables on the Closing Date (plus or minus $1,000).

                  (xxvii) (NO BREACH OF OBLIGATIONS) The Approved Seller is not in breach of any obligation or agreement which has had or may have a Material Adverse Effect.

                  (xxviii) (DEPOSIT ACCOUNT) If the Approved Seller has required an Obligor to establish a deposit account with it in relation to a Receivable, the Approved Seller has done so for administrative convenience only.

                  (xxix) (WAIVER OF SET-OFF) The Approved Seller's standard form of Receivable Agreement includes a clause to the effect that the relevant Obligor waives all rights of set-off as between the Obligor and the Approved Seller.

                  (xxx)    (AUSTRALIAN  DOLLARS)  Each  Receivable  is,  at  the
                           Closing  Date,   denominated   and  payable  only  in
                           Australian   dollars   in   Australia.

         (y)      CLAUSE 12.6(D)(II) - OFFER AND ACCEPTANCE

                  Clause 12.6(d)(ii) of the Master Trust Deed is amended by:

                  (i) deleting to the satisfaction of the Manager and the Trustee and inserting (if capable of remedy to the satisfaction of the Manager and the Trustee);

                  (ii) replacing "." at the end of sub-clause (G) with "; and"; and

                  (iii)    inserting a new sub-clause (H) as follows:

                           (H) the Approved Seller shall indemnify the Trustee from and against any and all damages,  losses,  claims,  liabilities  and
                                    related costs and expenses  including  legal
                                    costs and expenses on a full indemnity basis
                                    that the  Trustee may sustain or incur under
                                    the Consumer Credit  Legislation as a direct
                                    or indirect  consequence  of a breach of the
                                    Approved   Seller's    representation    and
                                    warranty under clause 6.2(h)(vi) of the Supplementary Terms Notice, together with any relevant break costs for which the



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                                    Trustee  is  liable  in   relation   to  the
                                    prepayment of any Hedge Agreement for the Trust.

         (z)      CLAUSE 12.6(D)(V) - LIMIT ON DAMAGES

                  Clause 12.6(d)(v) of the Master Trust Deed is amended by adding the following after the word "damages" in the last line:

                  except for a breach of the Approved Seller's representation and warranty under clause 6.2(h)(vi) of the Supplementary Terms Notice where, in addition, the Approved Seller will indemnify the Trustee from and against any and all damages, losses, claims, liabilities and related costs and expenses including legal costs and expenses on a full indemnity basis the Trustee may sustain or incur under the Consumer Credit Legislation as a direct or indirect consequence of that breach.

         (aa)     CLAUSE 12.7(A)(I) - APPROVED SELLER UNDERTAKINGS

                  For the purposes of clause 12.7(a)(i) of the Master Trust Deed, the Approved Seller provides the following further undertaking:

                  (i) (MORTGAGE INSURANCE POLICY REQUIREMENTS) it will do, or refrain from doing, at the direction of the Trustee or the Manager, such acts and things as may be required under the relevant Mortgage Insurance Policy which may only be done or not done (as the case may be) by a credit provider for the purposes of the Consumer Credit Legislation.

         (bb)     CLAUSE 14.9 - ACCOUNTING FOR MONEYS RECEIVED

                  Clause 14.9(a) of the Master Trust Deed shall be replaced by the following:

                          The Manager will pay to, or to an account of the Trustee, within 2 Business Days of receipt, all moneys coming into its hands belonging to the Trust or payable to the Trust.

         (cc)     CLAUSE 14.10 - REUTERS

                  The Manager may prepare and arrange for the publication by Reuters (or another customary electronic medium) of summary pool performance data for the Trust in a format similar to that used by other mortgage-backed securities or asset-backed securities (as the case may be) in the Australian market. If it does, the Manager shall provide a copy of the report as soon as practicable after preparation to the Designated Rating Agencies. The report shall include a statement agreed between the Manager and the Trustee summarising the extent of the Trustee's liability under the Trust.

         (dd)     CLAUSE 14.20 - ADDITIONAL COVENANTS BY MANAGER

                  For the purposes of clause 14.20 of the Master Trust Deed, the Manager shall also:

                  (i) (FILING) make all filings which the Manager is actually aware are required in connection with the Trust or the Assets of the Trust with any Governmental Agency in any jurisdiction;




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                  (ii)     (COMPLY WITH  OBLIGATIONS  AND LAWS) promptly  comply
                           with all other duties and obligations imposed on the Manager by the Transaction Documents in relation to the Trust and comply with all relevant material laws in the relevant jurisdiction in carrying out such duties and obligations;

                  (iii) (NOTIFICATION TO DESIGNATED RATING AGENCIES) notify the Designated Rating Agencies that a Class of Notes has been fully and finally redeemed when the aggregate Invested Amount of that Class of Notes has been reduced to zero; and

                  (iv) (STEP-UP MARGIN) if a Step-Up Margin applies to any Note under clause 4.9, not direct the Trustee to enter into or extend a Transaction under an Interest Hedge (as defined in the relevant Interest Hedge) unless the Manager is of the opinion that the amounts payable by the provider of that Interest Hedge to the Trustee in relation to the Transaction are calculated with reference to that Step-Up Margin.

         (ee)     CLAUSE 16.1(C) - RETIREMENT BY MANAGER

                  Clause 16.1(c) of the Master Trust Deed shall be amended by replacing the words fraud, negligence or wilful default in the second last and last lines with the words breach of contract.

         (ff)     CLAUSE 16.4 - VOLUNTARY RETIREMENT

         (gg) For the purposes of this Trust, clause 16.4 of the Master Trust Deed is amended by deleting the number "120" and replacing it with the number "90".

         (hh)     CLAUSE  16.6  -  TRUSTEE  TO ACT AS  MANAGER  IF NO  SUCCESSOR
                  APPOINTED

                  Clause 16.6 of the Master Trust Deed shall be replaced with the following:

                  (a) When a notice is given under clause 16.4 of this Master Trust Deed, the Trustee shall be entitled to appoint some other corporation to be the Manager of the Trust on any terms the Trustee sees fit (including the amount of Manager's Fee that would be payable to the replacement Manager at market rates) provided that the terms of that appointment will not have an adverse affect on the ratings of the Notes.

                  (b) Subject to paragraph (c) below, until a replacement Manager is appointed under paragraph (a) above, the Manager must continue to act as Manager and be entitled to the Manager's Fee while so acting.

                  (c) If a replacement Manager is not appointed at the end of the period of notice specified in a notice given under clause 16.4 of this Master Trust Deed:

                          (i) the Trustee must itself perform the obligations and functions which this Deed contemplates being performed by the Manager, until a successor Manager is appointed in accordance with this Deed and be entitled to the Manager's Fee while so acting; and

                           (ii) the resignation of the Manager will become effective.

         (ii)     CLAUSE 17.2



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                  For the purposes of this Trust clause 17.2 of the Master Trust
                  Deed, the following new paragraph (z) is inserted and the existing paragraph (z) becomes paragraph (aa).

                           (CLEARING SYSTEMS) to lodge Notes, or arrange for Notes to be lodged, with DTC, or a depository for DTC; and

         (jj)     CLAUSE 18.3 - TO ACT HONESTLY, DILIGENTLY AND PRUDENTLY

                  Clause  18.3 of the  Master  Trust  Deed is  amended  by:

                  (i)      replacing  "." at the end of  paragraph  (j)  with ";
                           and";  and

                  (ii)     inserting a new sub-clause (k) as follows:

                                    (REMOVAL   OF  THE   TRUSTEE'S   AGENTS   OR
                                    DELEGATES)  as  soon as  practicable  in any
                                    event   within  45  days'  notice  from  the
                                    Manager to do so, remove any agent or delegate of the Trustee that breaches any obligation or duty imposed on the Trustee under this Master Trust Deed or any other Transaction Document in relation to the Trust provided that the Manager reasonably believes such breach will have a Material Adverse Effect.

         (kk)     CLAUSE 21.1 - OPENING OF BANK  ACCOUNTS

         (ll) For the purposes of this Trust, clause 21.1(d) of the Master Trust Deed is amended by:

                  (i) adding the words other than a Collection Account after the words "if an Account" in line 1 of that clause; and

                  (ii)     adding the following new clause 21.1(e):

         (mm) (CHANGE BANK ACCOUNTS) If a Collection Account is held with a Bank which ceases to be an Approved Bank then the Manager must direct the Trustee to, and the Trustee shall, as soon as practicable, and in any event, within 2 days of receipt of actual notice of that cessation;

                  (i) commence opening an account with an Approved Bank (the NEW COLLECTION ACCOUNT); and

                  (ii) commence transferring funds standing to the credit of the Collection Account to the New Collection Account,

                  (iii) and as soon as practicable (and in any event within 5 Business Days of receipt of actual notice of that cessation) ensure that all funds standing to the credit of the Collection Account have been transferred to the New Collection Account.

                  (iv) The Servicer shall do all things necessary to assist the Manager and the Trustee to comply with their obligations under this clause 21.1.

         (nn)     CLAUSE 23.9 - NO RESPONSIBILITY FOR SERVICER

                  Clause 23.9 of the Master Trust Deed shall be amended by replacing the words the fraud, negligence or wilful default of in the second last line with the words "a breach of contract by."

         (oo)     CLAUSE 24 - INCOME ENTITLEMENTS AND PAYMENTS



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                  For the  purposes of this Trust  clause 24 of the Master Trust
                  Deed is deleted and a new clause 24 inserted as follows:

                  24. INCOME ENTITLEMENTS AND PAYMENTS

                  24.1     CASHFLOW ALLOCATION METHODOLOGY

                          Collections in relation to a Trust and other amounts credited to the Collection Account for that Trust will be allocated by the Manager on behalf of the Trustee, and paid by the Trustee, as directed by the Manager, in accordance with the Supplementary Terms Notice for that Trust.

                  24.2     INCOME OF THE TRUST

                          For each Financial Year in respect of a Trust the Manager will ascertain the following on behalf of the
                          Trustee:

                          (a) the net income of that Trust in accordance with section 95(1) of the Taxation Act (the TAX INCOME); and

                          (b) the net income of that Trust in accordance with conventional accounting principles applicable to the administration of trusts (the ACCOUNTING INCOME).

                  24.3     INCOME ENTITLEMENT

                          Notwithstanding anything to the contrary contained in this deed, but subject to clause 24.4:

                          (a) (PRESENT ENTITLEMENT) the Residual Income Beneficiary shall, as at the end of each Financial Year for that Trust, have an absolute vested interest in, and be presently entitled to, the income of that Trust; and

                           (b) (APPLICATION OF INCOME) unless the Trustee otherwise determines, having regard to any relevant taxation or other implications for the Trustee (disregarding for these purposes any possible operation of clause 24.4) or both for any Financial Year for that Trust, for the purposes of paying, applying, distributing, setting aside or allocating any income for the benefit of the Residual Income Beneficiary in accordance with the terms of this deed in respect of that Financial Year, the income that is to be so paid, applied, distributed, set aside or allocated shall be whichever is the greater of the Tax Income or the Accounting Income for that Financial Year.

                  24.4     DISTRIBUTION OF EXCESS TAX INCOME

                          For the avoidance of doubt, in the event that the Tax Income exceeds the income of the Trust for the purposes of clause 24.3(a) for a Trust in any Financial Year for that Trust then, notwithstanding anything to the contrary in this deed, provided there is an amount to which clause 24.3(a) applies, the Manager must direct the Trustee to, and the Trustee shall, so far as possible, ensure that such excess is allocated to the Residual Income Beneficiary of that Trust for that Financial Year and shall take such action as is necessary to give effect to this clause.



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                  24.5     PAYMENTS TO BENEFICIARIES

                          (a) (DISTRIBUTABLE INCOME DUE AS AT CLOSE OF FINANCIAL YEAR) The income of a Trust for a Financial Year (to the extent not previously distributed) shall, subject to clause 24.7, constitute a debt due as at the end of that Financial Year by the Trustee as trustee of the Trust to each Residual Income Beneficiary of that Trust who is entitled to the income under clause 24.3(a) and shall, subject to clause 24.7, be payable under clause 24.5(b).

                           (b) (PAYMENT) Subject to clause 24.7, the Trustee may make interim distributions of the income of a Trust to the relevant Residual Income Beneficiary in accordance with the terms of the Supplementary Terms Notice for that Trust and shall as soon as practicable after the end of a Financial Year transfer an amount representing the income of that Trust (to the extent not previously distributed) from the central bank account of that Trust to the bank accounts of each Residual Income Beneficiary of that Trust as directed by the relevant Beneficiary.

                          (c) (RESIDUAL CAPITAL) On the termination of a Trust, the surplus capital of that Trust remaining after satisfaction by the Trustee of all its obligations in respect of that Trust shall be paid to the Residual Income Beneficiary of that Trust in accordance with the terms of the Supplementary Terms Notice for that Trust.

                  24.6     APPLICATION OF TRUST INCOME

                           (a) If by the last day of any Financial Year for a Trust (the LAST DAY) the Trustee has not effectively dealt with the whole of the income of that Trust for that Financial Year by paying, applying or distributing it, or by setting it aside, then the income not so paid, applied, distributed or set aside shall be deemed to have been irrevocably applied and set aside on the Last Day by the Trustee on behalf of, and shall be held by the Trustee on and from the Last Day upon trust absolutely for, the Residual Income Beneficiary of that Trust in accordance with their entitlement to income under this deed (including, for these purposes, the allocation of excess Tax Income (if any) pursuant to clause 24.4).

                          (b) If the Trustee fails to effectively allocate any excess to a Residual Income Beneficiary in accordance with clause 24.4, then such excess shall vest or be deemed to be vested in that Residual Income Beneficiary.

                          (c) For the purposes of this clause 24.6 references to income of that Trust for any Financial Year shall be to the greater of the Tax Income or the Accounting Income for that Financial Year.

                  24.7     SUBORDINATION   OF   RESIDUAL   INCOME    BENEFICIARY
                           ENTITLEMENTS

                           (a) No moneys may be paid out of a Trust during a Financial Year to a Residual Income Beneficiary under clause 24.5, whilst there is any




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                                    amount  due,   but   unpaid,   which  is  in
                                    accordance  with  clause  24.1 to be paid in
                                    priority  to those  amounts  and  before the
                                    Trustee is satisfied,  after consulting with
                                    the Manager,  that sufficient  allowance has
                                    been  made for  those  priority  amounts  in
                                    relation to that Trust, accruing during that
                                    Financial  Year. To the extent that there is
                                    an amount payable under clause 24.1 which is
                                    to  be  paid  in  priority  to  the  amounts
                                    payable  to a Residual  Income  Beneficiary,
                                    that Residual Income Beneficiary directs the
                                    Trustee  to meet the  amount  payable  under
                                    clause  24.1  as  an   application   of  the
                                    Residual Income Beneficiary's entitlement to the income of that Trust.

                           (b)      Notwithstanding   paragraph   (a)  of   this
                                    clause,  once an  amount  is  paid  out of a
                                    Trust  to  a  Residual  Income   Beneficiary
                                    during a Financial Year, that amount may not
                                    be  recovered  from  that  Residual   Income
                                    Beneficiary for any reason or by any person except to the extent that the amount was paid in error or as otherwise required by the relevant Supplementary Terms Notice.

                  24.8     INSUFFICIENT MONEYS

                          If after the  application of the provisions of clauses
                          24.1 and 24.3 there is insufficient money available to the Trustee in respect of a Trust to pay the full amount due to Noteholders for that Trust, the deficiency shall, subject to the Supplementary Terms Notice for the Notes or any Class of Notes issued in relation to that Trust, be borne by the Noteholders in the manner set out in the relevant Supplementary Terms Notice.

                  24.9     MANAGER TO ENSURE COMPLIANCE BY TRUSTEE

                          Without limiting its other obligations under this deed, the Manager, in exercising its powers and carrying out its duties in accordance with this deed, must, to the extent possible, ensure that the Trustee complies with its obligations under clause 24.3(b) and 24.4.

         (pp)     CLAUSE 28 - ASSET REGISTER

                  For the purposes of this Trust clause 28 of the Master Trust Deed is deleted and a new clause 28 inserted as follows:

                  28.      THE REGISTER

                          28.1      DETAILS TO BE KEPT ON REGISTER

                                   The Trustee shall keep or cause to be kept a register with respect to the Trust, on which shall be entered:

                                    (a)      the following  information relating
                                             to the  Trust:

                                              (i)      (NAME) the name of the
                                                       Trust;

                                              (ii)     (CREATION) the date of
                                                       the creation of the
                                                       Trust;

                                    (b)      the following  information relating
                                             to each A$ Note  issued in relation
                                             to the  Trust:



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                                              (iii)    (CLASS) the Class of that
                                                       A$ Note;


                                              (iv)     (NOTE  ISSUE  DATES)  its
                                                       Note Issue Date;

                                              (v)      (INITIAL INVESTED AMOUNT)
                                                       the     total     Initial
                                                       Invested Amount of all A$
                                                       Notes of the  same  Class
                                                       and  the  total   Initial
                                                       Invested Amount of all A$
                                                       Notes;

                                              (vi)     (INVESTED   AMOUNT)   its
                                                       Invested Amount from time
                                                       to time;

                                              (vii)    (STATED    AMOUNT)    its
                                                       Stated  Amount  from time
                                                       to time;

                                              (viii)   (SUPPLEMENTARY     TERMS)
                                                       details       of      any
                                                       supplementary       terms
                                                       applicable to it;

                                              (ix      (DATE OF ENTRY)  the date
                                                       on  which  a  person  was
                                                       entered  as the holder of
                                                       that A$ Note;

                                              (x)      (DATE OF  CESSATION)  the
                                                       date on  which  a  person
                                                       ceased  to be a holder of
                                                       that A$ Note;

                                              (xi)     (DETAILS)           where
                                                       applicable,       Payment
                                                       Dates,          Principal
                                                       Amortisation       Dates,
                                                       Maturity Dates and Margin
                                                       on that A$ Note; and

                                              (xii)    (PAYMENTS)  a  record  of
                                                       each   payment   made  in
                                                       respect  of that A$ Note,
                                                       and

                                    (c)      the following  information relating
                                             to each A$ Noteholder:

                                              (xiii)   (DETAILS OF  NOTEHOLDERS)
                                                       that A$ Noteholder's name
                                                       and address;



                                              (xiv)    (NUMBER  OF A$ NOTES) the
                                                       number  of  A$  Notes  in
                                                       each  Class  held by that
                                                       A$ Noteholder;



                                              (A)      (NOTE    ACKNOWLEDGEMENT)
                                                       the serial number of each
                                                       Note      Acknowledgement
                                                       issued    to    that   A$
                                                       Noteholder and the number
                                                       and Class of the A$ Notes
                                                       to   which    that   Note
                                                       Acknowledgement relates;


                                                       (NOTE    ACKNOWLEDGEMENT)
                                                       the serial number of each
                                                       Note      Acknowledgement
                                                       issued    to    that   A$
                                                       Noteholder and the number
                                                       and Class of the A$ Notes
                                                       to   which    that   Note
                                                       Acknowledgement relates;

                                              (B)      (ACCOUNT)  the account to
                                                       which any payments due to
                                                       that A$ Noteholder are to
                                                       be made (if applicable);



                                              (C)      (TAX   FILE   NUMBER)   a
                                                       record  of  whether   the
                                                       Trustee  has or  has  not
                                                       received   the  tax  file
                                                       number   (TFN),   ABN  or
                                                       reason for TFN exemption,
                                                       in  respect  of  that  A$
                                                       Noteholder; and



                                    (D)      (ADDITIONAL INFORMATION) such other
                                             information  as:

                                              (i)      is required by the
                                                       Supplementary Terms
                                                       Notice;

                                              (ii)     the Trustee considers
                                                       necessary or desirable;
                                                       or

                                              (iii)    the Manager reasonably
                                                       requires.




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                  28.2     ASSET REGISTER

                           The Trustee shall keep or cause to be kept an asset register with respect to the Trust, in which shall be entered the Authorised Investments and other Assets of the Trust (other than Purchased Receivables and the related Receivable Rights) entered into the relevant asset register on an individual basis.

                  28.3     PLACE OF KEEPING REGISTER, COPIES AND ACCESS

                           The  Register  shall be:

                           (a) (PLACE KEPT) kept at the Trustee's principal office in Sydney or at such place as the Trustee and the Manager may agree;

                           (b) (ACCESS TO MANAGER AND AUDITOR) open to the Manager and the Auditor of the Trust to which it relates to inspect during normal
                                    business   hours;

                           (c) (INSPECTION BY A$ NOTEHOLDERS) open for inspection by A$ Noteholders during normal business hours but only in respect of information relating to that A$ Noteholder or the Class of A$ Notes in respect of which that A$ Noteholder is a Noteholder; and

                           (d) (NOT FOR COPYING) unavailable to be copied by any person (other than the Manager) except in compliance with such terms and conditions (if any) as the Manager and Trustee in their absolute discretion nominate from time to time.

                  28.4     DETAILS  ON  REGISTER  CONCLUSIVE

                           (a) (RELIANCE ON REGISTER) The Trustee shall be entitled to rely on the Register in clause
                                    28.1  as  being  a  correct,   complete  and
                                    conclusive  record of the matters set out in
                                    it at  any  time  and  whether  or  not  the
                                    information   shown  in  the   Register   is
                                    inconsistent with any other document, matter or thing.

                           (b) (NO TRUSTS ETC) The Trustee shall not be obliged to enter on the Register notice of
                                    any  trust,   Security   Interest  or  other
                                    interest  whatsoever  in respect of any Note
                                    and  the   Trustee   shall  be  entitled  to
                                    recognise person named in the Register as the A$ Noteholder and the absolute owner of relevant A$ Notes and the Trustee shall not be bound or affected by any trust affecting the ownership of any A$ Note unless ordered by a court or required by statute.

                           (c) (REGISTER NOT TO BE SIGNED) The Trustee shall ensure that it does not sign or otherwise execute any entry in a Register.

                  28.5     CLOSING OF REGISTER

                           The Trustee may:



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                           (a)      without prior notice to any Noteholder close
                                    the Register established under clause 28.1:

                                    (i)      in relation  to all A$ Notes,  each
                                             period  from the close of  business
                                             (Sydney  time) on the  Business Day
                                             preceding   each  Payment  Date  in
                                             respect  of such A$  Notes to close
                                             of business on that  Payment  Date;
                                             or

                                    (ii)     when  required  for the  Auditor to
                                             conduct  any audit in  relation  to
                                             the Trust; or

                           (b) with prior notice to each A$ Noteholder, close the Register for other periods not exceeding 30 days (or such other period of time as agreed between the Trustee and the Manager, with the approval of an Extraordinary Resolution of the relevant Class of A$ Noteholders), in aggregate, in any calendar year.

                  28.6     ALTERATION OF DETAILS ON REGISTER

                           On the Trustee being notified of any change of name or address or payment or other details of any A$ Noteholder by that A$ Noteholder, the Trustee shall alter the Register accordingly, as soon as reasonably practicable (and in any event within 5 Business Days of receipt of that notice).

                  28.7     CERTIFICATION OF REGISTER

                           If:

                           (a)      an entry is omitted from the Register;

                           (b) an entry is made in the Register otherwise than in accordance with the Master Trust Deed or this Supplementary Terms Notice;

                           (c)      an entry wrongly exists in the Register;

                           (d) there is an error, omission, misdescription or defect in any entry in the Register; or

                           (e) default is made or unnecessary delay takes place in entering in the Register that any person has ceased to be the holder of any A$ Notes,

                           the Trustee shall rectify the same upon becoming aware of it.

                  28.8     CORRECTNESS OF REGISTER

                           Neither the Manager nor the Trustee shall be liable for any mistake in the Register or in any purported copy except to the extent that the mistake is attributable to its fraud, negligence or breach of trust.

                  28.9     MANAGER MUST PROVIDE INFORMATION

                           The Manager must provide the Trustee and any person appointed in accordance with clause 28.10 with such information as the Trustee or that other person may reasonably require to maintain the Register.




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                  28.10    THIRD PARTY REGISTRAR

                           The Trustee may cause the Register to be maintained by a third party on its behalf and require that person to discharge the Trustee's obligations under the Master Trust Deed and this Supplementary Terms Notice in relation to the Register.

         (qq)     CLAUSE 29 - MEETINGS OF NOTEHOLDERS

                  For the purposes of the Trust, clause 29 of the Master Trust Deed is deleted and a new clause 29 inserted as follows:

                  29.1     US$ NOTEHOLDERS

                           (a) Any proposal requiring the consent of US$ Noteholders will be determined in accordance with the Note Trust Deed.

                           (b) The provisions of this clause 29, other than this clause 29.1, shall not apply to US$ Notes.

                  29.2     CONVENING OF MEETINGS BY TRUSTEE AND MANAGER

                           (a) The Trustee or the Manager may at any time convene a meeting of the A$ Noteholders or of a Class or Classes of A$ Noteholders.

                           (b) A$ Noteholders, who together hold A$ Notes with an aggregate Invested Amount of not less than 20% of the total Invested Amounts of all A$ Notes in the relevant Class or Classes or Notes, may at any time convene a meeting of the relevant Class or Classes of A$ Noteholders (as the case may be).

                  29.3     NOTICE OF MEETINGS

                           (a) (PERIOD OF NOTICE) Subject to clause 29.3(b) at least 7 days' notice (inclusive of the day on which the notice is given and of the day on which the meeting is held) of a meeting of a Class or Classes of A$ Noteholders (as the case may be) shall be given to all A$ Noteholders in the relevant Class or Classes of A$ Noteholders.

                           (b) (SHORT NOTICE) Notwithstanding clause 29.3(a), if it is so agreed by a majority in number of the Class or Classes of A$ Noteholders (as the case may be) (as the case may be) having the right to attend and vote at a meeting, being a majority that together hold at least 95% of the then outstanding A$ Notes in the relevant Class or Classes of A$ Notes, a resolution may be proposed and passed at a meeting of which less than 7 days' notice has been given.

                           (c) (FAILURE TO GIVE NOTICE) The accidental omission to give notice to or the non-receipt of notice by a Noteholder shall not invalidate the proceedings at any meeting.



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                           (d)      (COPIES)  A copy  of a  notice  convening  a
                                    meeting shall be given by the Trustee or the Manager (whichever is convening the meeting) to the other, and also to the Beneficiary and the Designated Rating Agencies. Failure to give such a notice in accordance with this clause shall invalidate the meeting unless the party who has not received the notice waives the invalidation.

                           (e)      (METHOD  OF  GIVING   NOTICE)  Notice  of  a
                                    meeting   shall  be  given  in  the   manner
                                    provided in this deed.

                           (f) (CONTENTS OF A NOTICE) Notice of a meeting of any Class or Classes of A$ Noteholders shall specify:

                                    (i)      (TIME ETC) the day,  time and place
                                             of the proposed meeting;

                                    (ii)     (AGENDA) the agenda of the business
                                             to be transacted at the meeting;

                                    (iii)    (PROPOSED  RESOLUTION) the terms of
                                             any proposed resolution;

                                    (iv)     (CLOSING  OF  REGISTER)   that  the
                                             persons  appointed  to maintain the
                                             relevant Register,  for the purpose
                                             of  determining  those  entitled to
                                             attend,  may not  register any Note
                                             Transfer  relating  to A$  Notes in
                                             the  relevant  Class or Classes for
                                             the period of 2 Business Days prior
                                             to the meeting;

                                    (v)      (APPOINTMENT   OF   PROXIES)   that
                                             appointments  of  proxies  must  be
                                             lodged no later than 24 hours prior
                                             to the time fixed for the  meeting;
                                             and

         (i) (ADDITIONAL INFORMATION) such additional information as the person giving the notice thinks fit.

                  29.4     CHAIRPERSON

                           The Trustee may nominate a person to be chairperson of a meeting which has been convened by the Trustee or the Manager. The chairperson need not be an A$ Noteholder and may be a representative of the Trustee. If such a person is not present or is present but unwilling to act, then the relevant Class or Classes of A$ Noteholders (as the case may be) present may choose an A$ Noteholder to be the chairperson.

                  29.5     QUORUM

                           At any meeting any two or more persons present in person being either of the relevant Class or Classes of A$ Noteholders (as the case may be) or a Representative, holding or representing, A$ Notes in the relevant Class, with an aggregate Invested Amount of not less than 75% of the



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                           Invested Amounts of all A$ Notes  outstanding in that
                           Class shall form a quorum for the transaction of business and no business (other than the choosing of a chairperson) shall be transacted at any meeting
                           unless  the  requisite   quorum  is  present  at  the
                           commencement of business.

                  29.6     ADJOURNMENT

                           (a) (QUORUM NOT PRESENT) If within 15 minutes from the time appointed for any meeting a quorum is not present, the meeting shall stand adjourned (unless the Trustee agrees that it be dissolved) for such period, not being less than 7 days nor more than 42 days, as may be appointed by the chairperson. At such adjourned meeting two or more persons present in person being either of the relevant Class or Classes of A$ Noteholders (as the case may be) or a Representative, holding or representing, A$ Notes in the relevant Class, with an aggregate Invested Amount of not less than 50% of the Invested Amounts of all A$ Notes outstanding in that Class shall form a quorum and shall have the power to pass any resolution and to decide on all matters which could properly have been dealt with at the meetings from which the adjournment took place had a quorum been present at such meeting.

                           (b) (ADJOURNMENT OF MEETING) The chairperson may with the consent of (and shall if directed
                                    by) any  meeting  adjourn the same from time
                                    to time  and  from  place  to  place  but no
                                    business   shall   be   transacted   at  any
                                    adjourned   meeting  except  business  which
                                    might lawfully have been transacted at the meeting from which the adjournment took place.

                           (c) (NOTICE OF ADJOURNED MEETING) At least 5 days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for the original meeting and such notice shall state the quorum required at such adjourned meeting. It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

                  29.7     VOTING PROCEDURE

                           (a) (SHOW OF HANDS) Every resolution submitted to a meeting shall be decided in the first instance by a show of hands and, in case of equality of votes, the chairperson shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he or she may be entitled as an A$ Noteholder or as a Representative.

                           (b) (DECLARATION) At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded, a declaration by the chairperson that a resolution has been



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                                    carried by a particular  majority or lost or
                                    not carried by any particular majority is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

                           (c) (POLL) If at any meeting a poll is demanded by the chairperson, the Trustee or the Manager or by one or more persons being either of the relevant Class or Classes of A$ Noteholders (as the case may be) or a Representative, holding or representing, A$ Notes in the relevant Class, with an aggregate Invested Amount of not less than
                                    2% of the  Invested  Amounts of all A$ Notes
                                    outstanding in that Class, it shall be taken
                                    in such manner and  (subject to this clause)
                                    either at once or after such an  adjournment
                                    as the chairperson directs and the result of
                                    such   poll   shall  be  deemed  to  be  the
                                    resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

                           (d) (NO ADJOURNMENT) Any poll demanded at any meeting on the election of a chairperson or on any question of adjournment shall be taken at the meeting without adjournment.

                           (e) (VOTES) Subject to clause 29.7(a), at any meeting:

                                    (i)      on a show of  hands,  every  person
                                             present  being an A$  Noteholder in
                                             respect  of the  relevant  Class or
                                             Classes  of A$  Notes  holding,  or
                                             being a  Representative  holding or
                                             representing,  then  outstanding $A
                                             Notes  of  the  relevant  Class  or
                                             Classes  (as the case may be) shall
                                             have one vote; and

                                    (ii)     on a  poll,  every  person  present
                                             shall  have  one  vote  for each $A
                                             Note  of  the  relevant   Class  or
                                             Classes  (as the  case may be) then
                                             outstanding that he or she holds or
                                             in  respect of which he or she is a
                                             Representative  as  stated  in  the
                                             relevant  Register  at the date the
                                             notices  are   dispatched   to  the
                                             relevant  A$  Noteholders  for  the
                                             meeting.

                                    Any person entitled to more than one vote need not use all his or her votes or cast all his or her votes to which he or she is entitled in the same way.

                  29.8     RIGHT TO ATTEND AND SPEAK



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                           The Trustee, the Manager and the relevant Beneficiary
                           (through their respective representatives) and their respective financial and legal advisers shall be entitled to attend and speak at any meeting of the A$ Noteholders or any Class (as the case may be). No person shall otherwise be entitled to attend or vote at any meeting of the A$ Noteholders or any Class (as the case may be) unless he or she holds outstanding A$ Notes of the relevant Class or is a Representative holding , or representing the holder of, A$ Notes of the relevant Class.

                  29.9     APPOINTMENT OF PROXIES

                  (a) (REQUIREMENTS) Each instrument appointing a proxy shall be in writing and, together (if so required by the Trustee) with proof satisfactory to the Trustee of its due execution, shall be deposited at the registered office of the Trustee or at such other place as the Trustee shall designate or approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the named proxy proposes to vote and in default, the instrument or proxy shall be treated as invalid unless the chairperson of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A notarially certified copy proof (if applicable) of due execution shall if required by the Trustee be produced by the proxy at the meeting or adjourned meeting but the Trustee shall not be obliged to investigate or be concerned with the validity of the instrument, or the authority of, the proxy named in any such instrument. Any person may act as a proxy whether or not that person is an A$ Noteholder.

                  (b) (PROXY REMAINS VALID) Any vote given in accordance with the terms of an instrument of proxy conforming with clause 29.9(a) shall be valid notwithstanding the previous death or insanity of the principal, revocation or amendment of the proxy or of any of the A$ Noteholder's instructions under which it was executed, so long as no intimation in writing of such death, insanity, revocation or amendment is received by the Trustee at its registered office or by the chairperson of the meeting in each case not less than 24 hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

                  29.10    CORPORATE REPRESENTATIVES

                           A person authorised under section 250D of the Corporations Law, by an A$ Noteholder being a body corporate, to act for it at any meeting shall, in accordance with his or her authority until his or her authority is revoked by the body corporate concerned, be entitled to exercise the same powers on behalf of that body corporate as that body corporate could exercise if it were an individual A$ Noteholder and shall be



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                           entitled to produce  evidence of his or her authority
                           to act at any time before the time appointed for the holding of or at the meeting or adjourned meeting or for the taking of a poll at which he proposes to vote.

                  29.11    RIGHTS OF REPRESENTATIVES

                           A Representative of an A$ Noteholder shall have the right to demand or join in demanding a poll and shall (except and to the extent to which the Representative is specially directed to vote for or against any proposal) have power generally to act at a meeting for that A$ Noteholder. The Trustee, the Manager and any officer of the Trustee and the Manager may be appointed a Representative.

                  29.12    POWERS OF A MEETING OF A$ NOTEHOLDERS

                           (a) (POWERS) Subject to the Security Trust Deed (and in particular any power of the Note Trustee and the Class A-3 Noteholders to override the decisions of either or both of the Class B Noteholders and the Class C Noteholders), a meeting of all or any Class A$ Noteholders shall, without prejudice to any rights or powers conferred on other persons by the Transaction Documents, only have power to do the following exercisable by Extraordinary Resolution:

                                    (i)      to  sanction  any  action  that the
                                             Trustee,   the   Manager   or   the
                                             relevant  Servicer proposes to take
                                             to enforce  the  provisions  of any
                                             Transaction Document;

                                    (ii)     to  sanction  any  proposal  by the
                                             Manager,   the   Trustee   or   the
                                             relevant     Servicer    for    any
                                             modification, abrogation, variation
                                             or compromise of, or arrangement in
                                             respect   of,  the  rights  of  the
                                             relevant  Class  or  Classes  of A$
                                             Noteholders  against  the  Trustee,
                                             the Manager,  an Approved Seller or
                                             the relevant  Servicer whether such
                                             rights arise under any  Transaction
                                             Document or otherwise;

                                    (iii)    to   sanction   the   exchange   or
                                             substitution  of the relevant Class
                                             or Classes of A$ Notes for,  or the
                                             conversion of the relevant Class or
                                             Classes  of A$  Notes  into,  other
                                             obligations  or  securities  of the
                                             Trustee or any other body corporate
                                             formed or to be formed;

                                    (iv)     under  clause  33.2  of the  Master
                                             Trust  Deed,   to  consent  to  any
                                             alteration,       addition       or
                                             modification   of  any  Transaction
                                             Document which shall be proposed by
                                             the Trustee or the Manager;



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                                    (v)      to  discharge   or  exonerate   the
                                             Trustee,  the Manager,  an Approved
                                             Seller  or  the  relevant  Servicer
                                             from any  liability  in  respect of
                                             any act or  omission  for  which it
                                             may  become  responsible  under any
                                             Transaction Document;

                                    (vi)     to  authorise   the  Trustee,   the
                                             Manager,  the relevant  Servicer or
                                             any  other  person to concur in and
                                             execute and do all such  documents,
                                             acts and things as may be necessary
                                             to carry out and give effect to any
                                             Extraordinary Resolution; and

                                    (vii)    to   exercise   any   other   power
                                             expressly    granted    under   the
                                             Supplementary Terms Notice.

                           (b) (NO POWER) No meeting of the Class A$ Noteholders shall have power to, nor shall any resolution submitted to the meeting propose or have the effect of:

                                    (i)      removing   the   Servicer   or  the
                                             Manager from office;

                                    (ii)     interfering  with the management of
                                             the Trust;

                                    (iii)    winding up or terminating the Trust
                                             (except as  contemplated  by clause
                                             29.12(a)(vii));

                                    (iv)     altering the Authorised Investments
                                             of the Trust;

                                    (v)      amending any  Transaction  Document
                                             (except as  contemplated  by clause
                                             29.12(a)); or

                                    (vi)     altering   the   Interest   Payment
                                             Dates,   Principal  Payment  Dates,
                                             Interest, Principal Entitlements or
                                             the    other     terms    of    the
                                             Supplementary Terms Notice (subject
                                             to clause 29.12(a)(iii)).

                  29.13    EXTRAORDINARY RESOLUTION BINDING ON A$ NOTEHOLDERS

                           An Extraordinary Resolution passed at a meeting of any Class or Classes of A$ Noteholders duly convened and held in accordance with this deed shall be binding on all of the relevant Class or Classes of A$ Noteholders whether or not present at such meeting. Each such A$ Noteholder, the Trustee and the Manager shall be bound to give effect to that resolution accordingly.

                  29.14    MINUTES AND RECORDS

                           Minutes of all resolutions and proceedings at every meeting of any Class of A$ Noteholders shall be made and duly entered in the books to be from time to time provided for that purpose by the Trustee and any such minutes purporting to be signed by the chairperson of the meeting at which such resolutions were passed or proceedings transacted or by the chairperson of the next succeeding meeting of that Class of A$



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                           Noteholders  shall be  conclusive  evidence  of those
                           matters and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at such meeting to have been duly passed and transacted.

                  29.15    WRITTEN RESOLUTIONS

                           Notwithstanding the preceding provisions of this clause 29, a resolution of a Class or Classes of A$ Noteholders (including an Extraordinary Resolution) may be passed, without any meeting or previous notice being required, by an instrument or instruments in writing which has or have:

                           (a) in the case of a resolution (including an Extraordinary Resolution) of the relevant Class or Classes of A$ Noteholders (as the case may be), been signed by all of the A$ Noteholders in the relevant Class or Classes of Class A$ Noteholders; and

                           (b) any such instrument shall be effective on presentation to the Trustee for entry in the records referred to in clause 29.14.

                  29.16    FURTHER PROCEDURES FOR MEETINGS

                           Subject to all other provisions contained in this deed, the Trustee may, without the consent of any A$ Noteholders, prescribe such further regulations regarding the holding of any meetings of any or all Classes of A$ Noteholders and attendance and voting at such meetings as the Trustee may, with the agreement of the Manager, determine including particularly (but without prejudice to the generality of the above) such regulations and requirements as the Trustee thinks reasonable:

                           (a) (ENTITLEMENT TO VOTE) so as to satisfy itself that persons who purport to attend or vote at any meeting of any A$ Noteholders are entitled to do so in accordance with this deed; and

                           (b) (FORMS OF REPRESENTATIVE) as to the form of appointment of a Representative,

                           but the Trustee may not decrease the percentage of a Class or Classes of A$ Noteholders required to pass an Extraordinary Resolution or an ordinary resolution.

         (rr)     CLAUSE 30.15

                  (i) For the purpose of the Trust, clause 30.15 is amended by deleting each reference to "Civil Penalty Payments" and replacing it with the words "Penalty Payments"

                  (ii) For the purpose of the Trust, in clause 30.15(f) a new sub paragraph (v) is inserted as follows:

                                    "(v)     the amount of any criminal  penalty
                                             which the Trustee is ordered to pay
                                             under    the    Consumer     Credit
                                             Legislation."

         (ss)     CLAUSE 32 - PAYMENTS GENERALLY




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                  For the purpose of the Trust clause 32 is amended as follows:

                  (i) Clause 32.1 of the Master Trust Deed is deleted and replaced with the following.

                           32.1     PAYMENTS TO NOTEHOLDERS

                                    (a)    Any payment made  by or on behalf of
                                           the  Trustee  in respect  of any US$
                                           Note  shall   be made in  accordance
                                           with  the   relevant   Supplementary
                                           Terms  Notice,  the  relevant   Note
                                           Trust Deed and  the relevant  Agency
                                           Agreement;

                                    (b)    Any  payment  made  by or on  behalf
                                           of  the  Trustee  in  respect of any
                                           A$ Note shall  be made to the person
                                           whose  name  is, on the Record Date,
                                           entered  in the  Register  as   the
                                           holder  of the relevant A$ Note  (or
                                           in the case of joint A$ Noteholders,
                                           to the person  whose name first
                                           appears in the  Register).

                  (ii) Clause 32.2 of the Master Trust Deed is deleted and replaced with the following.

                           32.2     MANAGER TO ARRANGE PAYMENTS

                                    The Trustee will:

                                    (a)      prepare or cause to be prepared all
                                             cheques  which  are to be issued to
                                             A$ Noteholders and to Beneficiaries
                                             and stamp the same as  required  by
                                             law;  or

                                    (b)      otherwise  arrange  payments  under
                                             clause 32.7.

                                  The Trustee will sign (by autographical, mechanical or other means) cheques for despatch on the day on which they ought to be despatched.

                  (iii) Clause 32.4 of the Master Trust Deed is deleted and replaced with the following.

                           32.4     PAYMENT GOOD DISCHARGE

                                    There is a full  satisfaction  of the moneys
                                    payable  under  an  A$  Note,   and  a  good
                                    discharge to the Trustee, the Manager or the
                                    Servicer (as the case may be) in relation to
                                    that A$ Note,  when the cheque is despatched
                                    by post in  accordance  with clause  32.2(a)
                                    or,  if  not  posted,  delivered  to  the A$
                                    Noteholder   or  as   directed   by  the  A$
                                    Noteholder. None of the Trustee, the Manager or the Servicer shall be responsible for any moneys which are not credited to the bank account of an A$ Noteholder or a Beneficiary if the Trustee's bank has been instructed to effect the direct transfer referred to in clause 32.7(c).

                                    There is a full  satisfaction  of the moneys
                                    payable  under  a  US$  Note,   and  a  good
                                    discharge to the Trustee, the Manager or the Servicer (as the case may be) in relation to that US$ Note, when so provided under the Note Trust Deed.

                  (iv) Clause 32.6 of the Master Trust Deed is deleted and replaced with the following.

                           32.6     TAXATION

                                    (a)      (NET  PAYMENTS)   Subject  to  this
                                             clause,  payments in respect of the
                                             Notes  shall be made free and clear
                                             of, and without deduction



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                                             for,  or by  reference  to,  any
                                             present or future Taxes of any
                                             Australian  Jurisdiction unless
                                             required by law.

                                    (b)      (INTEREST   WITHHOLDING  TAX  -  A$
                                             NOTES) All  payments  in respect of
                                             the A$ Notes  will be made  without
                                             withholding or deduction for, or on
                                             account  of, any  present or future
                                             taxes,   duties   or   charges   of
                                             whatsoever    nature   unless   the
                                             Trustee   or  any   person   making
                                             payments  on behalf of the  Trustee
                                             is  required by  applicable  law to
                                             make any such payment in respect of
                                             the  A$   Notes   subject   to  any
                                             withholding or deduction for, or on
                                             account  of, any  present or future
                                             taxes,   duties   or   charges   of
                                             whatever  nature.  In the event the
                                             Trustee   or  the   person   making
                                             payments  on behalf of the  Trustee
                                             (as the  case  may be)  makes  such
                                             payment after such  withholding  or
                                             deduction   has  been   made,   the
                                             Trustee or the person  making  such
                                             payments  on behalf of the  Trustee
                                             (as the case may be) shall  account
                                             to the relevant authorities for the
                                             amount so  required  to be withheld
                                             or deducted and neither the Trustee
                                             nor any person  making  payments on
                                             behalf of the  Trustee( as the case
                                             may be) will be obliged to make any
                                             additional     payments    to    A$
                                             Noteholders   in  respect  of  that
                                             withholding or deduction.

                                    (c)      (INTEREST  WITHHOLDING  TAX  -  US$
                                             NOTES)  Payments on US$ Notes by or
                                             on  behalf of the  Trustee  will be
                                             made subject to  deduction  for any
                                             Interest  Withholding  Tax  and all
                                             other  withholdings  and deductions
                                             referred to in  Condition 7. In the
                                             event  the  Trustee  or the  person
                                             making  payments  on  behalf of the
                                             Trustee  (as the case may be) makes
                                             such payment after such withholding
                                             or  deduction  has been  made,  the
                                             Trustee or the person  making  such
                                             payments  on behalf of the  Trustee
                                             (as the case may be) shall  account
                                             to the relevant authorities for the
                                             amount so  required  to be withheld
                                             or deducted and neither the Trustee
                                             nor any person  making  payments on
                                             behalf of the  Trustee( as the case
                                             may be) will be obliged to make any
                                             additional    payments    to    US$
                                             Noteholders   in  respect  of  that
                                             withholding or deduction.

                                    (d)      (TAX FILE  NUMBERS)  The Trustee or
                                             any  person   making   payments  on
                                             behalf  of  the  Trustee   will  be
                                             required to deduct tax-at-source on
                                             interest payments on any A$ Note to
                                             each  A$  Noteholder  who has or is
                                             required  to have a Tax File Number
                                             or an Australian Business Number or
                                             an  exemption  (as the case may be)
                                             at the  highest  personal  marginal
                                             tax   rate   unless   the   Trustee
                                             receives  from  such A$  Noteholder
                                             the  Tax  File  Number  of  that A$
                                             Noteholder, the Australian Business
                                             Number  of  that A$  Noteholder  or
                                             evidence  of any  exemption  the A$
                                             Noteholder  may



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                                             have from the need to advise the
                                             Trustee of a Tax  File  Number. The
                                             Tax  File  Number, Australian
                                             Business  Number or  appropriate
                                             evidence(as the case may be) must
                                             be received by the Trustee not less
                                             than ten Business Days prior to the
                                             relevant payment date. The Trustee,
                                             or any person making any payments
                                             on  behalf of the Trustee, is
                                             entitled to deduct any such tax-at-
                                             source required to be paid by it in
                                             relation to A$ Notes at that
                                             highest personal  marginal tax
                                             rate  if  no  Tax  File  Number,
                                             Australian Business  Number or
                                             exemption  (as the case may be) is
                                              provided.

         (v) A new Clause 32.7 is inserted into the Master Trust Deed as follows.

                  32.7     PAYMENT METHODS - A$ NOTES

                           Any moneys payable by the Trustee, the Manager or the Servicer to an A$ Noteholder or to a Beneficiary under this Master Trust Deed and the relevant Supplementary Terms Notice shall be paid by the
                           Trustee in Sydney or if the Trustee elects may be paid by:

                           (a) (CHEQUE) crossed not negotiable cheque in favour of the A$ Noteholder or the
                                    Beneficiary   (as  the   case  may  be)  and
                                    despatched  by post to the address of the A$
                                    Noteholder  shown  in  the  Register  on the
                                    Record   Date  or  to  the  address  of  the
                                    Beneficiary  for the  purposes of clause 31;

                           (b) (ELECTRONIC TRANSFER) electronic transfer through Austraclear;

                           (c) (DIRECT PAYMENT) by direct transfer to a designated account of the A$ Noteholder or the Beneficiary held with a bank or other financial institution in Australia; or

                           (d) (OTHER AGREED MANNER) any other manner specified by the A$ Noteholder or the Beneficiary (as the case may be) and agreed to by the Manager and the Trustee.

         (tt)     CLAUSE 33.14

                  For the purposes of clause 30.12 of the Master Trust Deed, insert a new paragraph (j) as follows and renumber the existing paragraph (j) as paragraph (k):

                           (j) (FOR ACTS OF NOTE REGISTRAR) for any act, omission or default of any Note Registrar appointed under the relevant Agency Agreement or Note Trust Deed, in relation to its duties and obligations under the relevant Agency Agreement or Note Trust Deed, except where the Note Registrar is the Trustee.
6.3      AMENDMENTS TO THE SERVICING AGREEMENT

         The Servicing Agreement is amended for the purpose of the Trust as follows:



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         (a)      Clause  5.2(a)  is  amended  by  replacing  the  words  on the
                  Remittance Date for that Collection Period with the words on or before the expiration of five (5) Business Days from receipt by the Servicer.

         (b) Clause 5.2(b)(ii) is amended by replacing the words five Business Days following receipt by the Servicer with the words immediately upon receipt by the Servicer. (c) Clause 7.3(a) is amended by replacing the number "120" with the number "90".

7.       CALL AND TAX REDEMPTION
--------------------------------------------------------------------------------
7.1      CALL

         The Trustee must, when so directed by the Manager (at the Manager's option), having given not more than 60 nor less than 45 days' notice to the Class A Noteholders in accordance with, in the case of the US$
         Notes, Condition 12 and in the case of the Class A-3 Notes, in accordance with the terms of this Supplementary Terms Notice and the Master Trust Deed, purchase or redeem all, but not some only of the Class A Notes by repaying the Invested Amount, or, if the Class A Noteholders, by Extraordinary Resolution of the Class A Noteholders so agree, the Stated Amount, of those Class A Notes, together with accrued interest to (but excluding) the date of repurchase or redemption on any Quarterly Payment Date falling on or after the earlier of:

         (a) the Quarterly Payment Date on which the Total Stated Amount of all Notes is equal to or less than 10% of the aggregate of the Initial Invested Amount of all Notes; and

         (b)      (i)      in the case of Class A-1 Notes, the Quarterly Payment
                           Date falling in April 2008;

                  (ii) in the case of Class A-2 Notes, the Quarterly Payment Date falling in April 2008; or

                  (iii) in the case of Class A-3 Notes, the Quarterly Payment Date falling in April 2008,

         provided that the Trustee will be in a position on such Quarterly Payment Date to discharge (and the Manager so certifies to the Trustee and the Note Trustee upon which the Trustee and the Note Trustee will rely conclusively) all its liabilities in respect of the Class A Notes (at their Invested Amount or their Stated Amount if so agreed by the Class A Noteholders) and any amounts which would be required under the Security Trust Deed to be paid in priority or pari passu with the Class A Notes if the security for the Notes were being enforced.

7.2      TAX EVENT

         If the Manager satisfies the Trustee and the Note Trustee immediately prior to giving the notice referred to below that either:

         (a) on the next Quarterly Payment Date the Trustee would be required to deduct or withhold from any payment of principal or interest in respect of the Notes or the Currency Swap any amount for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by the Commonwealth of Australia or any of its political sub-divisions or any of its authorities; or




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         (b)      the total amount payable in respect of interest in relation to any of the Purchased Receivables for a Collection Period ceases to be receivable (whether or not actually received) by the Trustee during such Collection Period,

         the Trustee must, when so directed by the Manager, at the Manager's option (provided that the Trustee will be in a position on such Quarterly Payment Date to discharge (and the Manager will so certify to the Trustee the Note Trustee all its liabilities in respect of the Class A Notes (at their Invested Amount or if the Class A Noteholders have agreed by Extraordinary Resolution and have so notified the Trustee and the Manager not less than 21 days before such Quarterly Payment Date, at their Stated Amount) and any amounts which would be required under the Security Trust Deed to be paid in priority or pari passu with the Class A Notes if the security for the Notes were being enforced), having given not more than 60 nor less than 45 days' notice to the Class A Noteholders in accordance with Condition 12 redeem all, but not some only, of the Class A Notes at their Invested Amount (or, if the Class A Noteholders by Extraordinary Resolution have so agreed, at their Stated Amount) together with accrued interest to (but excluding) the date of redemption on any subsequent Quarterly Payment Date, provided that the Class A Noteholders may by Extraordinary Resolution elect, and shall notify the Trustee and the Manager not less than 21 days before the next Quarterly Payment Date following the receipt of notice of such proposed redemption, that they do not require the Trustee to redeem the Class A Notes.

8.       SUBSTITUTION OF PURCHASED RECEIVABLES
--------------------------------------------------------------------------------
8.1      APPROVED SELLER SUBSTITUTION

         (a) The Trustee must, at the direction of the Manager (at the Manager's option), at any time replace a Receivable of the Trust which has been repurchased by the Approved Seller under clause 12.6(d) of the Master Trust Deed using the funds received from the repurchase to purchase a substitute Eligible Receivable from the Approved Seller, if available.

         (b) The Approved Seller may elect to sell a substitute Receivable to the Trustee (which the Trustee shall acquire if it is directed by the Manager to do so), provided the substitute Receivable satisfies the following requirements:

                  (i)      it complies with the  Eligibility  Criteria;

                  (ii)     at  the   time  of   substitution,   the   substitute
                           Receivable has a maturity date no later than the date being 2 years prior to the Final Maturity Date;

                  (iii)    the  substitution   will  not  adversely  affect  the
                           Rating; (iv) the relevant Mortgage Insurer has confirmed that the substitute Receivable is covered by the relevant Mortgage Insurance Policy; and

                  (v) it is selected by the Manager in accordance with clause 8.3.

8.2      OTHER SUBSTITUTIONS

         The Trustee must, at the direction of the Manager (at the Manager's option), at any time:

         (a)      replace a Mortgage  relating  to a Purchased  Receivable;

         (b) allow an Obligor to replace the Mortgaged Property secured by such a Mortgage; or



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         (c)      allow an  Obligor  to  refinance  a  Purchased  Receivable  to purchase a new Mortgaged Property,

         provided that all of the following conditions are met:

                  (i) the same Obligor or Obligors continue to be the Obligor or Obligors under the replacement Mortgage and that Purchased Receivable or refinanced Receivable (as the case may be);

                  (ii) either the replacement Mortgage, or the replacement Mortgaged Property, do not result in the relevant Purchased Receivable failing to comply with the Eligibility Criteria or the refinanced Receivable satisfies the Eligibility Criteria (as the case may be);

                  (iii) any such replacement or refinancing occurs simultaneously with the release of the previous Mortgage, Mortgaged Property or Receivable (as the case may be);

                  (iv) the principal outstanding under the relevant Receivable is, after the replacement or refinancing, the same as before that replacement or refinancing; and (v) clause 8.3 applies.

8.3      SELECTION CRITERIA

         The Manager will apply the following criteria (in descending order of importance) when selecting a substitute Eligible Receivable under clause 8.1 or approving a substitution under clause 8.2:

                  (i)      the  substitute  Eligible  Receivable  will  have  an
                           Unpaid Balance within A$30,000 of the outgoing Eligible Receivable's Unpaid Balance, as determined at the time of substitution;

                  (ii)     an outgoing  owner-occupied  or  investment  Mortgage
                           will  be  replaced  by  another   owner-occupied   or
                           investment  Mortgage (as the case may be);

                  (iii) the substitute Eligible Receivable will have a then current LVR no more than five per cent (5%) greater than the outgoing Eligible Receivables then current LVR, as determined at the time of substitution;

                  (iv)     an outgoing  Eligible  Receivable will be substituted
                           by  another  Eligible   Receivable  with  a  security
                           property located in the same State or Territory;

                  (v)      an outgoing  Eligible  Receivable will be substituted
                           by  another  Eligible   Receivable  with  a  security
                           property with the same or similar postcode;  and

                  (vi) in the case of substitution under clause 8.1, the substitute Eligible Receivable will have the closest original loan amount to that of the outgoing Eligible Receivable.

         The Trustee is entitled to rely on the information provided by the Manager in this regard.




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9.       APPLICATION OF THRESHOLD RATE
--------------------------------------------------------------------------------
9.1      CALCULATION OF THRESHOLD RATE

         If at any time the Basis Swap is terminated, the Manager must, on each of:

         (a)      the earlier of:

                  (i) the date which is 3 Business Days following the date on which the Basis Swap is terminated; and

                  (ii) the Determination Date immediately following the date on which the Basis Swap is terminated; and

         (b) each successive Determination Date for so long as the Basis Swap has not been replaced by a similar Hedge Agreement or until the Trustee and the Manager otherwise agree (and the Designated Rating Agency for each Class of Notes has confirmed in writing that that agreement would not result in a downgrading of the rating given to any relevant Note or the withdrawal of the rating of any relevant Note), calculate the Threshold Rate as at that date and notify the Trustee, the Servicer and the Approved Seller of that Threshold Rate on the relevant Payment Date.

9.2      SETTING THRESHOLD RATE

         If the Servicer is notified of a Threshold Rate under clause 9.1, it will, not more than 7 Business Days following the date on which the Basis Swap is terminated, ensure that the interest rate payable on each Purchased Receivable which is subject to a variable rate is set not less than the Threshold Rate and shall promptly notify the relevant Obligors of the change in accordance with the Receivable Agreements.

9.3      LOAN OFFSET DEPOSIT ACCOUNTS

         If at any time there is no current Basis Swap in place, the Servicer and the Approved Seller must ensure that the interest rates applicable to the Loan Offset Deposit Accounts are such that, if the Approved Seller does not meet any of its obligations under clause 5.25, the Servicer will not be required, as a direct result of that non-payment, to increase the Threshold Rate under clause 9.

10.      TITLE PERFECTION EVENTS
--------------------------------------------------------------------------------
         Each of the following is a Title Perfection Event.

         (a) (DOWNGRADE) The Approved Seller ceases to have a long term rating of at least BBB from S&P, Baa-2 from Moody's or BBB from Fitch.

         (b) (EVENT OF INSOLVENCY) An Insolvency Event occurs with respect to the Approved Seller.

         (c) (NON COMPLIANCE) The Servicer as Approved Seller fails to pay any Collections (as defined in the Servicing Agreement) within the time required under the Servicing Agreement.

         (d) (SERVICER TRANSFER EVENT) For so long as the Servicer is also an Approved Seller to the Trust, a Servicer Transfer Event occurs.




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         (e)      (BREACH  OF  REDRAW  FACILITY  AGREEMENT)  For so  long as the
                  Approved  Seller is also the  Redraw  Facility  Provider,  the
                  Redraw   Facility    Provider    breaches   its   obligations,
                  undertakings or representations under the Redraw Facility Agreement and such breach has had, or if continued will have, a Material Adverse Effect (as determined by the Trustee after
                  taking   appropriate   expert   advice).

         (f) (BREACH OF REPRESENTATIONS) The Approved Seller breaches any representation, warranty, covenant or undertaking made by it in a Transaction Document, which breach, if capable of remedy, is not remedied within 30 days of the earlier of:

                  (i)      the Approved Seller becoming aware of the breach; and

                  (ii) the Approved Seller being notified of the breach by the Trustee, Manager or Servicer.

11.      BENEFICIARY
--------------------------------------------------------------------------------
11.1     ACKNOWLEDGMENT OF UNITS

         The parties acknowledge that the interest of the Manager in the Trusts as the sole beneficiary of the Trust shall as and from the Effective Date be represented by:

         (a)      a single  income unit (the RESIDUAL  INCOME  UNIT);  and

         (b)      a single capital unit (the RESIDUAL CAPITAL UNIT),

         which shall be the only units in respect of the Trust.

11.2     RESIDUAL CAPITAL UNIT

         (a) The Residual Capital Beneficiary has no right to receive distributions in respect of the Trust other than the right to receive an amount of $10 on the termination of the Trust. The Residual Capital Unit may not be redeemed at any other time or in any other way.

         (b) The Residual Capital Unit is not transferable except as follows:

                  (i) the Residual Income Beneficiary may transfer the Residual Capital Unit to another person who is not related to the Residual Income Beneficiary (the
                           Transferee) provided that such a transfer is made subject to the condition that the Transferee is absolutely prohibited from transferring the Residual Capital Unit to anyone other than the Residual Income Beneficiary and that this person cannot be related to the holder of the Residual Income Unit; and

                  (ii) the Residual Capital Beneficiary may transfer the Residual Capital Unit to the Residual Income Beneficiary provided that the Trustee has received a tax opinion that the transfer of the Residual Capital Unit will not adversely affect the taxation treatment of the Trust and each of the other parties to this Supplementary Terms Notice is reasonably satisfied that they and the Noteholders will not be adversely affected by the transfer of the Residual Capital Unit to the Residual Income Beneficiary.

         (c)      No other Residual  Capital Units may be issued.



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11.3     RESIDUAL INCOME UNIT

         (a) The beneficial interest held by the Residual Income Beneficiary is limited to the Trust and each Asset of the Trust (subject to the rights of the Residual Capital Beneficiary under clause 11.2) subject to and in accordance with the Master Trust Deed and this Supplementary Terms Notice.

         (b) Subject to clause 24 of the Master Trust Deed, the Residual Income Beneficiary has no right to receive distributions in respect of the Trust other than:

                  (i) the right to receive distributions in respect of the Trust under the Master Trust Deed and this Supplementary Terms Notice to the extent that Excess Distributions are available for distribution under the Master Trust Deed and this Supplementary Terms
                           Notice;   and

                  (ii) the right to receive on the termination of the Trust the entire beneficial interest of the Trust, subject to the rights of the Residual Capital Beneficiary.

                  The Residual Income Unit may not be redeemed at any other time or in any other way.

         (c)      The  Residual  Income Unit is not  transferable.

         (d)      No other  Residual  Income  Units  may be  issued.

11.4     UNIT REGISTER

         (a) The entitlement of any person to a Unit will be evidenced by registration in the register maintained under this clause 11.4 (the UNIT REGISTER).

         (b) The Trustee will keep the Unit Register at its registered office in a form that it considers appropriate and will enter the following particulars:

                  (i)      the name and address of each Beneficiary;

                  (ii) the date on which the name of each Beneficiary is entered in the Unit Register;

                  (iii) the date on which each Beneficiary ceases to be registered as a Beneficiary;

                  (iv)     the subscription moneys initially paid for each Unit;
                           and

                  (v) any other details which the Trustee may consider necessary or desirable.

         (c) Each Beneficiary shall promptly notify the Trustee in writing of any change of name or address and the Trustee will alter the Unit Register accordingly.

         (d) The Beneficiary may not assign, or create or allow to exist any Security Interest over, its rights or interests in respect of the Trust if to do so would have a Material Adverse Effect or might have an adverse tax consequence in respect of the Trust.

         (e) Without limiting clause 11.1, the interest of a Beneficiary will be constituted by registration in the Unit Register.




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12.      NOTE TRUSTEE
--------------------------------------------------------------------------------
12.1     CAPACITY

         The Note Trustee is a party to this Supplementary Terms Notice in its capacity as trustee for the US$ Noteholders from time to time under the Note Trust Deed.

12.2     EXERCISE OF RIGHTS

         (a) The rights, remedies and discretions of the US$ Noteholders under the Transaction Documents including all rights to vote or give instructions to the Security Trustee and to enforce undertakings or warranties under the Transaction Documents, except as otherwise provided in the Note Trust Deed or the Security Trust Deed, may only be exercised by the Note Trustee on behalf of the US$ Noteholders in accordance with the Note Trust Deed.

         (b) The US$ Noteholders, except as otherwise provided in the Note Trust Deed or the Security Trust Deed, may only exercise enforcement rights in respect of the Mortgaged Property through the Note Trustee and only in accordance with the Transaction Documents.

12.3     REPRESENTATION AND WARRANTY

         The Note Trustee represents and warrants to each other party to this Supplementary Terms Notice that it has the power under the Note Trust Deed to enter into the Transaction Documents to which it is a party and to exercise the rights, remedies and discretions of, and to vote on behalf of the US$ Noteholders.

12.4     PAYMENTS

         Any payment to be made to the US$ Noteholders under the Transaction Documents may be made to the Principal Paying Agent or the Note Trustee (as the case may be) in accordance with the Agency Agreement and the Note Trust Deed.

12.5     PAYMENT TO BE MADE ON BUSINESS DAY

         If any payment is due under a Transaction Document on a day which is not a Business Day the due date will be the next Business Day unless that day falls in the next calendar month, in which case the due date will be the preceding Business Day.

13.      SECURITY TRUST DEED
--------------------------------------------------------------------------------

         The parties to this Deed agree to comply with clause 16.9 of the Security Trust Deed.

14.      CUSTODIAN AGREEMENT
--------------------------------------------------------------------------------
         The Custodian Agreement is amended for the purpose of the Trust by deleting the words and between each Relevant Trust from the second/third line of clause 3.1(c).




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15.      MANAGER'S DIRECTIONS TO BE IN WRITING
--------------------------------------------------------------------------------
       Any  direction  given to the Trustee by the Manager under a Transaction
         Document must be in writing.

16.      UNDERTAKINGS BY SELLER AND SERVICER
--------------------------------------------------------------------------------
         Each of the Seller and Servicer undertakes that:

         (a) it will not allow the interest rate on a Purchased Receivable which is a Fixed Rate Loan to be re-fixed at the end of its fixed rate term if it will result in a downgrade or withdrawal of the rating of any Notes;

         (b) it will not allow a Purchased Receivable to convert from a Fixed Rate Loan to a Floating Rate Loan, or from a Floating Rate Loan to a Fixed Rate Loan, if that conversion would result in a downgrade or withdrawal of the rating of any Notes;

         (c) it must ensure that if the use of any Mortgaged Property which relates to a Purchased Receivable from owner occupied to investment, or from investment to owner occupied, the relevant Purchased Receivable continues to satisfy the Eligibility Criteria; and

         (d) it must not provide to any Obligor features in respect of a Purchased Receivable which are additional to those that applied on the Closing Date unless those additional features would not:

                  (i) affect any Mortgage Insurance Policy relating to that Purchased Receivable;

                  (ii) result in the downgrade or withdrawal of the rating of any Notes.

17.      TAX REFORM
--------------------------------------------------------------------------------
17.1     TAXATION OF TRUSTS AND CONSOLIDATED GROUPS

         The parties acknowledge that:

         (a) in relation to the proposed taxation of non-fixed trusts as companies:

                  (i)      the  Commonwealth   Government  has  withdrawn  draft
                           legislation under which non-fixed trusts would have been taxed as companies from 1 July 2001;

                  (ii) in November 2002 the Board of Taxation recommended that the Government retain the current flow-through treatment of distributions of non-assessable amounts by non-fixed trusts rather than a company type taxation model; and

                  (iii) although the Government has not expressly agreed to the recommendation of the Board of Taxation described at (ii) above, on 12 December 2002 the Government announced its intention to amend the taxation laws in accordance with recommendations of the Board of Taxation which were incidental to the recommendation described at (ii) above.

         (b) If the Trust becomes a member of a consolidated group of companies and trusts under Part 3-90 of the Income Tax
                  Assessment Act 1997 (a CONSOLIDATED TAX GROUP), the Trustee could




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                  be liable for a share of a  tax-related  liability of the head company of that consolidated tax group (a GROUP TAX LIABILITY) if:

                  (i) the head company of the consolidated tax group does not pay that group tax liability by the time it becomes due and payable; and

                  (ii) that group tax liability is not covered by a tax sharing agreement which is consistent with regulations made, or guidelines published by the Commissioner of Taxation, concerning the allocation of group tax liabilities of a consolidated tax group amongst certain members of that group or which is otherwise accepted by the Commissioner of Taxation as allocating the group tax liabilities of the consolidated tax group amongst those members on a reasonable basis (a VALID TAX SHARING AGREEMENT); and

         (c) it is in the interests of all parties, including the Trustee, the Noteholders and the Beneficiaries, that:

                  (i) the Trustee always be in a position to pay any Tax liability when due;

                  (ii) the payment of Tax by the Trustee must not affect the amount of principal or interest payable on the Notes or the timing of such payments; and

                  (iii)    the rating of the Notes be maintained.

17.2     AMENDING BILL - TAXATION OF TRUSTS

         If an amending Bill is introduced into the Federal Parliament (the AMENDING BILL), and the result of that amending Bill, if it becomes law, will be that the Trustee will become liable to pay Tax on the net income of the Trust (as described in clause 17.1(a)), then:

         (a) the Manager shall promptly consult with the Trustee and each Designated Rating Agency to determine what changes, if any, are necessary to the cashflow allocation methodology in clause 5 to achieve the objective referred to in clause 17.1(c) (the OBJECTIVE);

         (b) within 1 month of the amending Bill being introduced into Federal Parliament (or such longer time as the Trustee and each Designated Rating Agencies permit) the Manager shall use reasonable endeavours to provide a written recommendation to the Trustee and a draft deed amending this Supplementary Terms Notice that, if executed, will achieve the Objective; and

         (c) if and when the amending Bill becomes law, upon the Trustee being notified by the Manager that the draft deed amending this Supplementary Terms Notice will achieve the Objective (and in this regard the Trustee may rely (amongst others) upon advice of tax lawyers), and each of the other parties to this Supplementary Terms Notice being reasonably satisfied that they will not be adversely affected by the proposed amendments to this Supplementary Terms Notice, each party to this Supplementary Terms Notice shall execute that amendment deed.

17.3     GROUP TAX LIABILITIES

         If the Trust becomes a member of a consolidated tax group and the head company of that consolidated tax group does not at that time, or at any subsequent time, provide evidence to the



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         satisfaction  of the  Trustee  (which  may rely upon the  advice of tax lawyers, amongst others) that the tax liabilities of the consolidated group are covered by a valid tax sharing agreement that apportions those tax liabilities to the Trustee on a basis acceptable to the Trustee (and the Trustee acknowledges that a nil allocation of the group tax liabilities will be acceptable to it), then:

         (a) the Manager shall, as soon as is practicable, direct the Trustee to take steps to ensure that the Trust ceases to be a member of that consolidated group;

         (b) the Manager shall promptly consult with the Trustee and each Designated Rating Agency to determine what changes, if any, are necessary to the cashflow allocation methodology in clause 5 to achieve the Objective; and

         (c) within 2 months of such consultations commencing (or such longer time as the Trustee and each Designated Rating Agency permit), the Manager shall use reasonable endeavours to provide a written direction to the Trustee and a draft deed amending this Supplementary Terms Notice that, if executed, will achieve the Objective; and

         (d) upon the Trustee being notified by the Manager that the draft deed amending this Supplementary Terms Notice will achieve the Objective (and in this regard the Trustee may rely (amongst others) upon advice of tax lawyers), and each of the other parties to this Supplementary Terms Notice being reasonably satisfied that they will not be adversely affected by the proposed amendments to this Supplementary Terms Notice, each party to this Supplementary Terms Notice shall execute that amendment deed.

17.4     EVIDENCE OF TAX SHARING AGREEMENT

         (a)      The  Manager   shall  procure  that  the  head  company  of  a
                  consolidated tax group of which the Trust becomes a member will:

         (b) ensure that the group tax liabilities of that consolidated tax group are covered by a valid tax sharing agreement that apportions those tax liabilities to the Trustee on a basis acceptable to the Trustee (and the Trustee acknowledges that a nil allocation of the group tax liabilities will be acceptable to it); and

         (c) provide evidence of such a tax sharing agreement being in place for the purposes of clause 17.1:

         (d) at the time the Trust becomes a member of the consolidated tax group; and

                  (i) on each occasion that there is any alteration, amendment or replacement of a tax sharing agreement covering the tax liabilities of the consolidated tax group.

17.5     OBJECTIVE

         (a) Provided that the Trustee and each Designated Rating Agency receive written advice from an experienced and reputable tax lawyer or tax accountant to the effect that if the cashflow allocation methodology, as amended by the deed amending this Supplementary Terms Notice, is followed the Objective will be met, and each Designated Rating Agency confirms in writing that the change in Tax law or the deed amending this Supplementary Terms Notice will not result in the downgrade or withdrawal of rating of any Note:



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         (b)      the Trustee  shall not be obliged to obtain the consent of any
                  Noteholder or the Residual Income Beneficiary to the deed amending this Supplementary Terms Notice; and

         (c) subject to its terms, the deed amending this Supplementary Terms Notice shall be effective when executed, and may:

                  (i)      permit the  Trustee to  accumulate  a reserve  out of
                           moneys  that  would   otherwise  be  payable  to  the
                           Residual Income Beneficiary;  and/or

                  (ii) provide for Tax to be paid out of moneys that would otherwise have been payable to the Residual Income Beneficiary.

17.6     RESIDUAL INCOME BENEFICIARY

         Without limiting clause 17.5, in formulating a proposal to meet the Objective, the Manager shall have regard to the impact of any change to the cashflow allocation methodology to the Residual Income Beneficiary, and shall consider proposals made by the Residual Income Beneficiary that will enable the Trustee to meet the Objective.

EXECUTED as a deed.

Each attorney executing this deed states that he or she has no notice of alteration to, or revocation or suspension of, his or her power of attorney.




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TRUSTEE


SIGNED SEALED and DELIVERED                      )
on behalf of                                     )
PERPETUAL TRUSTEES CONSOLIDATED LIMITED          )
                                                 )
by its attorney in the presence of:              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name



MANAGER


SIGNED SEALED and DELIVERED                      )
on behalf of                                     )
CRUSADE MANAGEMENT LIMITED                       )
                                                 )
by its attorney in the presence of:              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name




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APPROVED SELLER/SERVICER


SIGNED SEALED and DELIVERED                      )
on behalf of                                     )
ST.GEORGE BANK LIMITED                           )
by its attorney in the presence of:              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name



CUSTODIAN


SIGNED SEALED and DELIVERED                      )
on behalf of                                     )
ST.GEORGE CUSTODIAL PTY LIMITED                  )
                                                 )
by its attorney in the presence of:              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name




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SECURITY TRUSTEE


SIGNED SEALED and DELIVERED                      )
on behalf of                                     )
P.T. LIMITED                                     )
by its attorney in the presence of:              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name



NOTE TRUSTEE


SIGNED SEALED and DELIVERED                      )
by                                               )
WILMINGTON TRUST COMPANY                         )
in the presence of:                              )
                                                     ---------------------------
                                                     Signature


--------------------------------------------------   ---------------------------
Witness                                              Print name


--------------------------------------------------
Print name




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SCHEDULE 1

An Eligible Receivable means a Loan which, as at the Cut-Off Date for that Loan:

(a)      it  is  sourced  from  the  Approved   Seller's  general  portfolio  of
         residential mortgage loans;

(b) is secured by a Receivable Security that constitutes a first ranking mortgage over residential (owner-occupied or investment) land situated in capital city metropolitan areas or regional centres in Australia which is or will be registered under the Real Property Legislation, or where a Receivable Security is not, or will not be when registered be, a first ranking mortgage, the relevant Sale Notice includes an offer in relation to all prior ranking registered mortgages;

(c) is secured by a Receivable Security over a Mortgaged Property which has erected on it a residential dwelling and which is required by the Receivable Agreement to be covered by general insurance by insurers approved in accordance with the Transaction Documents;

(d) has an LVR less than or equal to 95% for owner occupiers and 90% for investment properties;

(e) was not purchased by the Approved Seller but was approved and originated by the Approved Seller in the ordinary course of its business;

(f)      under which the relevant Obligor does not owe more than A$500,000;

(g) the relevant Obligor in respect of which was required to repay the Receivable within 30 years of the Cut-Off Date;

(h) no payment from the Obligor is in Arrears for more than 30 consecutive days;

(i) the sale of an equitable interest in, or the sale of an equitable interest in any related Receivable Security, does not contravene or conflict with any law;

(j) together with the related Receivable Security, has been or will be stamped, or has been taken by the relevant stamp duties authority to be stamped, with all applicable duty;

(k)      is on fully amortising repayment terms;

(l) is secured by a Receivable Security that is covered by mortgage insurance from a Mortgage Insurer under the relevant Mortgage Insurance Policy for 100% of amounts outstanding under the relevant loans (but not including timely payment cover);

(m) complies in all material respects with applicable laws, including the Consumer Credit Legislation;

(n)      is fully drawn;

(o) is subject to the terms and conditions of the Approved Seller's Great Australian Home Loan product, its Standard Variable Rate Loan, including loans entitled to a "Loyalty" rate, due to a home loan relationship with the Approved Seller of 5 years or more, or loans that bear a fixed rate of interest for up to 5 years; and

(p) which has a maturity date at least one (1) year before the maturity date of the Notes.




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SCHEDULE 2


APPLICATION FOR A$ NOTES


CRUSADE GLOBAL TRUST NO. 1 OF 2001
--------------------------------------------------------------------------------

To: Perpetual Trustees Consolidated Limited as trustee of the Crusade Global Trust No. 1 of 2001 (the Trustee)



From:                                                           (ABN [*])
          ------------------------------------------------------
                            (Name)

           of                                            (the APPLICANT).
             --------------------------------------------
                            (Address)




APPLICATION
--------------------------------------------------------------------------------

The Applicant applies for the following [Class A-3 Notes/Class B Notes/Class C Notes] (delete whichever is not applicable) (the NOTES) to be issued by the Trustee as trustee of the Crusade Global Trust No. 1 of 2001 (the TRUST) under the Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the MASTER TRUST DEED):

1.       The Notes applied for are:

2.       The amount of Notes applied for is:


APPLICANT BOUND
--------------------------------------------------------------------------------

The Applicant agrees that the Notes will be issued subject to, and agrees to be bound by, the provisions of the Master Trust Deed, the Supplementary Terms Notice in relation to the Notes and the Security Trust Deed dated 21 February 2001 in relation to the Trust.


ACKNOWLEDGMENT BY APPLICANT
--------------------------------------------------------------------------------

The Applicant acknowledges that the liability of the Trustee to make payments in respect of the Notes is limited to its right of indemnity from the assets of the Trust from time to time available to make such payments under the Master Trust Deed.

The Applicant further acknowledges that:

(a) it has independently and without reliance on St.George Bank Limited (ST.GEORGE), the Trustee, the Manager or any other person (including without reliance on any materials prepared or distributed by any of the above) made its own assessment and investigations regarding its investment in the Notes;



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(b)      it  understands  that  the  Notes  do not  represent  deposit  or other
         liabilities   of  St.George  or  Associates   of  St.George;

(c) the Applicant's holding of the Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested; and

(d) neither St.George nor any Associate of St.George in any way stands behind the capital value and/or performance of the Notes or the Assets of the Trust except to the limited extent provided in the Transaction Documents for the Trust.


GENERAL
--------------------------------------------------------------------------------

Payments due under the Notes may be made:

o        by cheque posted to the above address

o        to the credit of the following account:

         Name of Bank:

         Address of Bank:

         Account Details:

         Account No.:

         Name of Account:

A Marked Note Transfer of the abovementioned Notes is required: Yes/No.

Applicant's Tax File Number:


INTERPRETATION
--------------------------------------------------------------------------------

Each expression used in this Application for A$ Notes that is not defined has the same meaning as in the Master Trust Deed or the relevant Supplementary Terms Notice.

Dated:

SIGNED:
       --------------------------------------------------------

* This Application for A$ Notes together with a cheque for the amount of the Notes applied for should be sent to the Trustee at the address above.

* Where the Applicant is a trustee, this Application for A$ Notes must be completed in the name of the trustee and signed by the trustee without reference to the trust.

* Where this Application for A$ Notes is executed by a corporation, it must be executed either under common seal by two directors or a director and a secretary or under a power of attorney.

* If this Application for A$ Notes is signed under a power of attorney, the attorney is taken, upon signing, to certify that it has not received notice of revocation of that power of attorney. A certified copy of the power of attorney must be lodged with this Application for A$ Notes.



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SCHEDULE 3


NOTE ACKNOWLEDGMENT


CRUSADE GLOBAL TRUST NO.1 OF 2001
--------------------------------------------------------------------------------

CLASS:

INITIAL INVESTED AMOUNT:

INTEREST RATE:

INTEREST PAYMENT DATES:

PRINCIPAL AMORTISATION DATES:

FINAL MATURITY DATE:





This confirms that:

NOTEHOLDER:

ABN (if applicable):

ADDRESS:



appears in the Register as the holder of the abovementioned Notes (the NOTES).

The Notes are issued by Perpetual Trustees Consolidated Limited (the TRUSTEE) in its capacity as trustee of the abovementioned Trust (the TRUST) under a Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the MASTER TRUST DEED).

The Notes are issued subject to the provisions of the Master Trust Deed, the Supplementary Terms Notice in relation to the Notes and the Security Trust Deed dated 21 February 2001. A copy of the Master Trust Deed, the Supplementary Terms Notice and the Security Trust Deed are available for inspection by Note Holders at the offices of Crusade Management Limited (ABN 90 072 715 916) at St.George House, 14-16 Montgomery Street, Kogarah, New South Wales 2217.

The Trustee's liability to make payments in respect of the Notes is limited to its right of indemnity from the Assets of the Trust from time to time available to make such payments under the Master Trust Deed and Supplementary Terms Notice. All claims against the Trustee in relation to the Notes may only be satisfied out of the Assets of the Trust except in the case of (and to the extent of) any fraud, negligence or wilful default on the part of the Trustee or its officers, employees, any agent or delegate employed by the Trustee other than in accordance with Section 53 of the Trustee Act to carry out any transactions contemplated by this Deed.




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Each  Noteholder  is required  to accept any  distribution  of moneys  under the
Security Trust Deed in full and final satisfaction of all moneys owing to it, and any debt represented by any shortfall that exists after any such final distribution is extinguished.

The Trustee shall not be liable to satisfy any obligations or liabilities from its personal assets except in the case (and to the extent) of any fraud, negligence or Default on the part of the Trustee or its officers, employees or an agent or delegate employed by the Trustee other than in accordance with
Section 53 of the Trustee Act to carry out any transactions contemplated by this Deed. Neither the Trustee nor the Manager guarantees the payment of interest or the repayment of principal due on the Notes.

This Note Acknowledgment is not a certificate of title and the Register is the only conclusive evidence of each abovementioned Noteholder's entitlement to Notes.

Transfers  of Notes  must be under a Note  Transfer  in the  form  contained  in
Schedule 4 to the Master Trust Deed (copies of which are available from then Trustee at its abovementioned address). Executed Note Transfers must be submitted to the Trustee.

Each expression used in this Note Acknowledgment that is not defined has the same meaning as in the Master Trust Deed.

This Note Acknowledgment and the Notes to which it relates will be governed by the laws of the New South Wales.

Dated:

Executed in New South Wales for and on behalf of the Perpetual Trustees Consolidated Limited



---------------------------------------
Authorised Signatory




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SCHEDULE 4


NOTE TRANSFER AND ACCEPTANCE

CRUSADE GLOBAL TRUST NO.1 OF 2001
--------------------------------------------------------------------------------

To:      Perpetual Trustees Consolidated Limited
         as trustee of the                              Date Lodged [*]
         Crusade Trust No. 1 of 2001 (the TRUSTEE)      REGISTRY USE ONLY

TRANSFEROR

(Full name, ACN/ABN (if applicable) and address):

(please print)

APPLIES TO ASSIGN AND TRANSFER TO

TRANSFEREE

(Full name, ACN/ABN (if applicable) and address):

(please print)

and its/their executors, administrators or assigns

The following Notes in the Crusade Global Trust No. 1 of 2001

Number of Notes:

Class:

Initial Invested Amount:

Interest Payment Dates:

Principal Amortisation Dates:

Final Maturity Date:

Consideration Payable: $[*]

and all my/our/its property and interests in rights to those Notes and to the interest accrued on them.

TRANSFEROR
           -----------------------------------------------------
(Signature: see Notes)


WITNESS
       ---------------------------------------------------------
                                                                Date:

TRANSFEREE
           -----------------------------------------------------
(Signature:  see Notes)

WITNESS                                                         Date:
           -----------------------------------------------------

PAYMENTS (Tick where appropriate)




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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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*        In accordance with existing instructions (existing holders only)

*        By cheque posted to the above address

* By credit to the following account in Australia in the name of the Transferee only

Tax File Number (if applicable):

Authorised signature of Transferee
                                  -------------------------------------
Date:


NOTES:

1. The Transferor and the Transferee acknowledge that the transfer of the Notes specified in this Transfer and Acceptance (the NOTES) shall only take effect on the entry of the Transferee's name in the Register as the holder of the Notes.

2. The Transferee agrees to accept the Notes subject to the provisions of the Master Trust Deed dated 14 March 1998 (as amended from time to time) establishing the Crusade Trusts (the TRUST DEED), the Supplementary Terms Notice in relation to the Notes and the related Security Trust Deed dated 21 February 2001.

3. The Transferee acknowledges that it has independently and without reliance on St.George Bank Limited (ABN 92 055 513 070), the Trustee, Crusade Management Limited (ABN 90 072 715 916) (the MANAGER) or any other person (including without reliance on any materials prepared or distributed by any of the above) made its own assessment and investigations regarding its investment in the Notes.

4. The Trustee's liability to make payments in respect of the Notes is limited to its right of indemnity from the assets of the abovementioned Trust from time to time available to make such payments under the Trust Deed.

5. Where the Transferor and/or the Transferee is a trustee, this Note Transfer must be completed in the name of the trustee and signed by the trustee without reference to the trust.

6. Where this Note Transfer is executed by a corporation, it must be executed either under common seal by two directors or a director and a secretary or under a power of attorney.

7. If this Transfer and Acceptance is signed under a power of attorney, the attorney certifies that it has not received notice of revocation of that power of attorney. A certified copy of the power of attorney must be lodged with this Note Transfer.

8.       This Note Transfer must be lodged with the Trustee for registration.

9. The Trustee may, in the manner and for the period specified in the Trust Deed and any relevant Supplementary Terms Notice, close the Register. The total period that the Register may be closed will not exceed 30 days (or such other period agreed to by the Manager) in aggregate in any calendar year. No Note Transfer received after 4:00pm Sydney time on the day of closure of the Register or whilst the Register is closed will be registered until the Register is re-opened.

10. If the Transferee is a non-resident for Australian taxation purposes, withholding tax will be deducted from all interest payments unless an exemption is provided to the Trustee or withholding tax is no longer payable as a result of any change in the relevant Australian laws.



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Amendment Deed
Supplementary Terms Notice                          Allens Arthur Robinson[logo]
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11.      The Notes  covered  hereby  have not been  registered  under the United
         States Securities Act of 1933 as amended (the SECURITIES ACT) and may not be offered and sold within the United States or to or for the account or benefit of United States persons:

                  (i)      as part of their distribution at any time; or

                  (ii) otherwise until 40 days after the completion of the distribution of the series of Notes of which such Notes are a part, as determined and certified by the Joint Lead Managers,

                  except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S.

12.      [INSERT ANY RESTRICTIONS ON THE TRANSFER OF NOTES.]

[MARKING WHERE CLAUSE 8.15 APPLIES]

13. The Trustee certifies that the Transferor is inscribed in the Register as the holder of the Notes specified in this Note Transfer and that it will not register any transfer of such Notes other than under this Note Transfer before [INSERT DATE].

Dated:

For and on behalf of Perpetual Trustees Consolidated Limited as trustee of the Crusade Trust No. 1 of 2001


-----------------------------------------




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